7/17

07026808

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
SEP 2 6 2007
THOMSON FINANCIAL

REGISTRANT'S NAME SBM Offshore

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35080 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/20/07

SBM Offshore

Annual Report 2006

Technology Creating Value





SBM OFFSHORE



















SBM Offshore Corporate Mission

Towards Clients

- to provide superior products and services through innovative, fit-for-purpose and competitive solutions for the offshore oil and gas industry;
- to design, construct, install, maintain and operate such facilities in a safe and environmentally sound manner.

Towards Employees

- to generate an attitude of enthusiasm and pride throughout the Company, through promoting high-technology products and providing a most favourable environment for professional and personal development, and to highly reward it.

Towards Shareholders

- to constantly improve our know-how and efficiency, with the objective to generate returns well above cost of capital;
- to maintain a high degree of transparency and reliability;
- to provide double digit yearly EPS growth.





Introduction

SBM Offshore N.V. (SBM Offshore, 'the Company') is a multinational group of companies selling systems and services to the oil and gas industry. The Company's clients are mainly the offshore oil and gas producing companies, both private and government owned, and its market position has been established in a strongly competitive environment. The Company currently employs close to 4,000 people.

Product line

SBM Offshore activities include the engineering, supply and offshore installation of floating facilities for the production, storage and export of crude oil and gas. These comprise Floating Production Storage and Offloading systems (FPSOs), Floating Storage and Offloading systems (FSOs), Tension Leg Platforms (TLPs), monohull and semi-submersible Floating Production Units (FPUs), as well as self elevating Mobile Offshore Production Units (MOPUs).

SBM Offshore was in 1979 the pioneer in offering an integrated oil and gas production service through the investment in F(P)SOs for its own account and the leasing and operation of the facility offshore. This concept has generally been accepted as advantageous by the oil industry, particularly in deep waters, and the lease and operate business has become a major component of the Company's activity.

Included in the product line are all the systems, mostly based on the Single Point Mooring principle, used to moor crude oil and gas carriers in open seas for the purpose of loading or offloading cargoes. Derived from the same technology, the complex mooring systems to keep floating facilities on station on the production sites are also a core product of the Company; they are of various types such as fixed heading or weathervaning, permanent or disconnectable.

In addition to these activities, the Company provides design and engineering services, and for certain opportunities enters into turnkey supply contracts, for crane vessels, pipelay barges and drilling units of all types, such as monohull, jack-up and semi-submersible.

In the wake of all the above, another steady activity which represents quite a substantial element in the Company's business is the provision of specialised services such as maintenance, spare parts, repairs and offshore installation. This forms an essential complement to the sales of facilities, offering to clients a comprehensive and integrated service.

NKI Group, providing equipment for airport infrastructure remains after the sale of the Company's former shipbuilding division the only operating unit of the Company with activities outside the core business of SBM Offshore. Divestment of this activity is in progress.

Strategy and organisation

SBM Offshore currently operates from four main execution centres: Engineering and Project Management resources are located in Monaco, Schiedam, Houston and Kuala Lumpur. The operation of the leased units is managed and supported from Monaco and corporate functions are located in each of Schiedam, Marly (Switzerland) and Monaco. Beyond these main centres, there are permanent establishments in fifteen countries for regional marketing and sales, local management of offshore operations and of construction activities.

In respect of both the sales of facilities and the lease and operate activities, there is a set of established and centrally controlled financial and strategic rules as well as a Group Management System defining the Company procedures. The Corporate Engineering Standards ensure a common design approach in the four execution centres and facilitate the optimal use of the skills and global resources available for the execution of large and complex projects.

The corporate culture is characterised by market-oriented innovation. SBM Offshore is a trendsetter in the development of new cost-saving solutions which optimally respond to clients' changing needs. In order to protect and expand its leading market position, it devotes great attention to research and development, as well as to the management of financial and technical risks. The Company owns a large number of patents.

Worldwide



Schiedam
Monaco
Houston
Port Harcourt
Ma
Luand
Vitoria
Macae
Execution Centres
Shore Bases
Lease Units
Future Lease Units



Turkmenbashy
Yangon
Bangkok
Kuala Lumpur
Vung Tau

Execution Centres



Schiedam



Monaco



Houston



Kuala Lumpur



SBM Offshore

Glossary

Technology
Creating
Value





SBM OFFSHORE











SBM Offshore Corporate Mission

Towards Clients

- to provide superior products and services through innovative, fit-for-purpose and competitive solutions for the offshore oil and gas industry;
- to design, construct, install, maintain and operate such facilities in a safe and environmentally sound manner.

Towards Employees

- to generate an attitude of enthusiasm and pride throughout the Company, through promoting high-technology products and providing a most favourable environment for professional and personal development, and to highly reward it.

Towards Shareholders

- to constantly improve our know-how and efficiency, with the objective to generate returns well above cost of capital;
- to maintain a high degree of transparency and reliability;
- to provide double digit yearly EPS growth.




Glossary

'Technology creating value' has been the motto of SBM Offshore N.V. for many years. Sometimes however, the terms used to describe the Group's technology are not self-explanatory, and require clarification. Also certain of the Group's key products deserve a detailed description, which should not be included in the body of the Annual Report for one particular year. Accordingly, this Glossary of technical terms and product descriptions has been produced to ensure that key terms and products are clearly explained and understood. An explanation of some financial terms, an overview of the Company's lease fleet and the addresses of the operating units of SBM Offshore are included as well.

Technical Terms

BTM



Buoyant Turret Mooring

A disconnectable turret mooring system consisting of a disconnectable mooring buoy and a fixed turret structure located in the forepeak of the tanker.

The mooring buoy is fixed to the seabed by catenary anchor legs, supports the crude oil and gas risers and is connected by means of a structural connector to the fixed turret. The fixed turret extends up through the tanker, supported on a weathervaning bearing and contains the reconnection winch, flow lines, control manifolds and fluid swivels located above the main deck.

The system is developed for areas where typhoon, hurricane or icebergs are a danger for the FPSO and primarily for safety reasons rapid disconnection/reconnection is required. Disconnection and reconnection operations are carried out from the tanker without external intervention. When disconnected the mooring buoy sinks to neutral buoyancy under water and the FPSO sails away.

CALM



Catenary Anchor Leg Mooring

A floating buoy that performs the dual function of keeping a tanker moored on a single point and transferring fluids (generally crude oil or refined products) while allowing the ship to weathervane. It consists of a circular floating buoy anchored by means of multiple chain legs fixed to the seabed by either conventional anchor legs or piles. The buoy itself is free to move up and down, sideways and in pitching and rolling motions. The tanker is moored via hawsers to the turntable on the buoy. The tanker is loaded or offloaded by means of flexible marine hoses from the buoy to the vessel's manifold. The connection between the piping inside the buoy and the sub-sea pipeline is by means of flexible hoses.

Condensates

Liquids condensed from a gas stream, made up of a range of heavier hydrocarbons. For gas fields, condensate typically refers to the hydrocarbon liquid separated from the well stream fluid, which can be stabilised, stored and exported as a high value liquid product.

COOL™

Cryogenic Offshore OffLoading or Loading (COOL™) terminal.

Crane vessel



A ship-shape vessel or semi-submersible vessel with one or two cranes for lifting platform modules and structures at sea. The crane hoisting capacities are substantial and range from 300 tons to 14,000 tons. Cranes allow for moving the hook-load vertically and horizontally (in a 360 degree radius).

In medium water depths the crane vessel is anchor-moored. In deepwater areas the vessel is dynamically positioned.

Cryogenic

Low temperature processing, generally sub zero. For LNG this can be as low as minus 162°C.

DCU

Dry Completion Unit (See DTU).

Deepwater

More than 300 metres water depth.

DeepDraft Semi™

See Semi-submersible.

Desulphatation	The removal of sulphate ions from seawater prior to use as injection water. This operation is required when the formation contains barium and strontium and to a lesser extent calcium to prevent re-agitation of sulphates which will cause plugging of the flow-path of the produced fluids from the reservoir.
D.P.	Dynamic Positioning A station keeping system for floating units which uses thrusters to compensate wind, wave and current forces in a dynamic controlled mode to keep the unit on a predetermined location and heading at sea.
Drill ship 	A ship-shape vessel for drilling and completing wells in medium to deepwater applications. The drilling equipment onboard of the ship enables drilling the well, running the protective casing in the well (preventing collapse of the drilled hole), and installation of the subsea Xmas tree. In medium water depths the drill ship is using a conventional anchoring system. In deepwater areas the ship is dynamically positioned.
Dry production trees	See Surface (Xmas) trees
DSV 	Diving Support Vessel A dedicated vessel, most frequently dynamically positioned, for assistance of subsea saturation diving and installation work.
DTU 	Dry Tree Unit A floating facility carrying surface completed wells, i.e. the Xmas trees are located above the surface of the sea, on the floater, as opposed to the seabed. The rigid pipes (tubing, casing etc.) that link the trees to the wells require high tension to avoid buckling. The DTU is therefore under constant tension to compensate for the heave motion of the floater. Generally, a DTU also carries basic drilling equipment to allow down-hole intervention on a tender assist mode. It can also feature full drilling capability.
Dwt	Dead Weight The total weight of cargo, fuel, fresh water, stores and crew that a ship can carry when immersed to her load line.
E/P or E&P	Exploration and Production.
EPCI	Engineer, Procure, Construct and Install A form of contracting that provides for turnkey delivery of facilities.
FEED	Front End Engineering and Design A study used to analyse the various technical options for new field developments with the objective to define the facilities required.
Flash gas	The gas that is separated from the oil flow at the low or medium pressure separators (2nd stage separation).

Flowlines

Pipelines carrying reservoir fluid on the seabed from wells to risers.

FPDSO



Floating Production, Drilling, Storage and Offloading system
An FPSO with capability to drill, complete and work over wells from this facility. The FPDSO is designed to receive and process the production stream from several subsea completed wells and is capable of drilling and intervention on one well while production continues to flow from the others.

FPSO



Floating Production, Storage and Offloading system
An FPSO is a floating facility installed above or close to an offshore oil and gas field to receive, process, store and export hydrocarbons.
It consists of a floater, which is either a new build or converted tanker, permanently moored on site. The cargo capacity of the vessel is used as buffer storage for the oil produced. The process facilities (topsides) and accommodation are installed on the floater. The mooring configuration may be of the spread mooring type or a single point mooring system, generally a turret.
The high pressure mixture of produced fluids is delivered to the process facilities mounted on the deck of the tanker, where the oil, gas and water are separated. The water is discharged overboard after treatment to eliminate hydrocarbons. The stabilised crude oil is stored in the cargo tanks and subsequently transferred into shuttle tankers either via a buoy or by laying side by side or in tandem to the FPSO. The gas is used for enhancing the liquid production through gas lift, and for energy production onboard the vessel. The remainder is compressed and transported by pipeline to shore or reinjected into the reservoir.

Fractionation

The process to separate a mixed hydrocarbon stream by distillation, making use of the difference in boiling points of the components to be separated. The lower boiling point components are recovered from the top of the fractionation column, and the heavier boiling point components from the bottom. This process is used in LPG processing systems to separate products such as propane and butane.

FourStar™

See TLP

FSRU


LNG FSRU

Floating Storage and Re-gasification Unit
A floating vessel that is permanently moored at a site where it can receive LNG from carriers, store and re-gasify the LNG and send it as natural gas to shore via a sub-sea pipeline at a rate required by the natural gas users.

GAP™



Gravity Actuated Pipe
A concept developed by the Group, consisting of a bundle of mid water pipes suspended between surface and seabed to minimise pipeline length and temperature problems in deepwater developments. These pipes typically connect a DTU to a floating production facility and carry the flow of gases, oil, water and control signals over large distances. The bundle is stabilised vertically and horizontally by maintaining tension at each end provided by gravity.

Gas and water injection

To enhance the crude oil recovery by maintaining sufficiently high reservoir pressure throughout the production life, water and gas are injected under high pressure in the well to replace produced volumes.

Gas lift	To facilitate the flow of live crude from wells, gas is injected at Xmas tree level or down-hole to lower the back pressure on the wells. The lift gas is the associated gas from the field, which is treated, compressed and re-circulated into the flow system.
GTL	Gas To Liquids conversion A process, based on Fischer Tropsch technology, which polymerises several gas molecules into a longer chain hydrocarbon molecule that can exist in liquid phase at ambient conditions. This process is being developed as an alternative to LNG for commercialisation of remote gas reserves.
HAZID/HAZOP	HAZard IDentification/HAZard and OPerability analysis Systematic design review methods to identify and address hazards to ensure that the necessary safety measures to eliminate or mitigate hazards are incorporated in the design and operation of the unit.
Heave compensation system	To suppress the movements of a load being lifted, in an offshore environment, a mechanical system, often referred to as 'heave compensation system', is devised to dampen and control vertical movements. Two methods of heave compensation exist; passive and active systems.
Hydrocarbons	Oil, gas and other chemical components carrying hydrogen and carbon atoms.
Jack-up drilling rig 	A mobile drilling unit, which can elevate itself well above the sea surface on three or more legs to become a stable seabed supported drilling platform. Drilling jack-ups can operate in water depths up to 150 metres. On most jack-up drilling rigs the drill tower is placed on cantilever beams such that wells supported by an adjacent platform can be drilled in work-over mode by skidding the cantilever over that fixed platform.
J-lay tower 	A pipe-lay method used in deepwater to allow the pipe to leave the pipe-lay unit at a vertical departure angle. The tower supports the up-ended pipes.
LNG	Liquefied Natural Gas Natural gas (mainly methane) that is refrigerated to minus 162°C at atmospheric pressure to reach its liquid phase and subsequently its volume is reduced 600 times. In this phase, it becomes suitable for transportation in specialised vessels.

LNG FPSO



Floating Production, Storage and Offloading (FPSO) system for Liquefied Natural Gas (LNG)

An LNG FPSO is a floating facility installed above or close to an offshore gas field in order to receive, process, liquefy, store and export natural gas. It consists of a purpose built floater containing LNG storage tanks with process facilities, gas treatment, liquefaction train(s) and an accommodation block, on the deck.

The LNG FPSO is permanently moored to the seabed by a turret type mooring system. The high pressure well stream fluid is delivered from the seabed, via flexible hoses and swivels, to process facilities on the deck of the LNG FPSO. The process facility separates the fluid in gas, condensate and water.

The water is treated to eliminate any remaining hydrocarbons and discharged overboard. The condensate is treated and stored in separate crude oil tanks.

The gas is separated in methane for LNG production and propane and butane for treatment into LPG. Methane is then treated and liquefied in one or more of the LNG trains, also located on the deck. The LNG is finally stored at minus 162°C in the special LNG cargo tanks. On a regular basis the LNG will be transferred from the LNG cargo tanks to LNG shuttle tankers via side by side or tandem offloading.

LNG is the main product on an LNG FPSO, however the FPSO does also produce condensate and LPG, which are stored in separate LPG and condensate tanks and are offloaded separately via their specific offloading systems.

LPG

Liquefied Petroleum Gas

Butane and propane, separated from the well fluid stream. LPG can be transported under pressure or in refrigerated vessels (LPG carriers).

Manifold

A pipe spool in which a number of incoming pipes are combined to feed to a common output line.

MARPOL

MARine POLution

International regulations produced by the International Convention for the Prevention of Pollution from Ships, 1973, as adopted by the International Conference on Marine Pollution convened by the International Maritime Organisation, which is the regulatory body in respect of pollution by oil, noxious substances, harmful substances in packaged forms, sewage and garbage.

Mid water pipe



A pipeline to transfer fluids or gases suspended between two floating facilities, when ultra-deepwater makes sea bottom pipe configurations uneconomical or technically unacceptable. Typically, a mid water pipe is configured at a depth of 100 to 300 metres.

MMSCFD

Millions of Standard Cubic Feet per Day

A commonly used unit to measure gas flows.

MOPU



Mobile Offshore Production Unit

A jack-up platform carrying oil, gas and water separation equipment.

MOPUstor 	**Mobile Offshore Production Unit with oil storage capacity** A jack-up platform carrying oil, gas and water separation equipment integrated with an oil storage tank located on the seabed. The produced fluids from the well are delivered via dry tree well heads on the platform. After treatment the stabilised crude is stored in the storage tank on the seabed and subsequently transferred into shuttle tankers via a subsea tanker loading system.
MPV 	**Multi-Purpose Vessel** A dedicated vessel that is able to perform multiple tasks for offshore installations.
MSV	**Multi-Service Vessel** A dedicated vessel which is able to perform multiple maintenance services on platforms, floaters, subsea wells, pipelines and risers.
Non-flaring operations	Operations where the produced gas from an oil field is not allowed to be flared and therefore either has to be exported by pipeline, used as a fuel source or reinjected into the well.
Pipe-lay barge 	A flat-bottom, ship-shape or semi-submersible vessel for the offshore installation of subsea pipelines. Individual pipe joints are welded together on the vessel (to make a continuous string) and subsequently laid onto the seabed in a controlled manner. In medium water depths the pipe-lay barge is anchor-moored. In deepwater areas the barge is dynamically positioned.
Risers	Steel or flexible pipe, which transfer well fluids from the seabed to the surface.

ROV



Remote Operated Vehicle

A tethered underwater robot which has been designed to perform unmanned installation tasks or inspections in deep water. They are linked to the installation vessel by an umbilical cable. Electrical power, video and data signals are transferred via the umbilical between the operator and the vehicle. High power applications will often use hydraulics in addition to electrical cabling. Most ROVs are equipped with at least a video camera and lights. Additional equipment is commonly added to expand the vehicle's capabilities.

RTM



Riser Turret Mooring

A disconnectable riser turret mooring system comprises of a disconnectable riser column and a fixed arm, which is attached to the bow of the tanker.

The riser column is fixed to the seabed by catenary anchor legs, supports the crude oil and gas risers, and is connected by means of a structural connector to the fixed arm. The fixed arm is located on the bow of the tanker and contains the weathervaning bearing, reconnection winch, flow lines, control manifolds and fluid swivels.

Disconnection is achieved automatically in two stages; first the fluid risers are isolated, then the riser column disengaged utilising large hydraulically operated collet-type connectors. Disconnection and reconnection operations are carried out from the tanker without external intervention. After disconnection, the column remains on location and the tanker sails away.

SALM



Single Anchor Leg Mooring

A SALM can be employed as an unmanned tanker loading or discharge terminal with multiple fluid transfer circuits. The configuration of a SALM is highly elastic over a very wide range of water depths. This inherent elasticity enables cargo transfer operations to continue under adverse weather and sea-state conditions. This built-in resiliency also enables the SALM to yield in the event of collision thus minimising impact forces and structural damage.

SCR

Steel Catenary Riser

A steel pipe hung in a catenary configuration from a floating vessel in deep water to transmit flow to or from the sea floor.

SeaStar®

See TLP

Semi-submersible

A floating unit, with its deck supported by columns to enable the unit to become almost transparent for waves and provide favourable motion behaviour. The unit stays on location using dynamic positioning and/or is anchored by means of catenary mooring lines terminating in piles or anchors.



DeepDraft Semi™

A semi-submersible unit fitted with oil and gas production facilities in ultra deep water conditions. The unit is designed to optimize vessel motions to accommodate SCRs.



Semi-submersible Drilling Rig

A semi-submersible unit fitted with drilling facilities and DP for deep water drilling.

SQM



The Soft Quay Mooring (SQM) system consists of a weighted quay suspended from articulated arms held 10 to 15 metres away from the side of the FSRU. This quay holds the carrier at a much greater distance than possible with normal side-by-side mooring fenders, and such distance provides ample space to avoid contact between the LNG carrier and the FSRU, both during berthing and offloading operations. Should the berthing carrier approach the SQM too fast, the articulating arms will deflect and absorb the carrier momentum without suffering any damage.
A Soft Quay Mooring (SQM) system has been developed to increase both the safety of the berthing operation as well as the offloading sea state threshold.
The SQM can be used in more traditional type of quay side berthing which would allow for offloading in less protected areas.

SPAR

A deep-draft cylindrical and vertical floating production unit (single column). This facility although not heave-restrained, can accommodate surface completed wellheads.

SPM

Single Point Mooring System
A mooring system which enables the vessel to weathervane (i.e. to freely rotate in any direction, in accordance with the prevailing environmental conditions) whilst it loads or unloads hydrocarbons, chemicals or fresh water. The two categories of SPMs are as follows:

- a single point mooring buoy or tower, that is designed for use by any trading tanker, and is thus independent of the vessel;
- a system, such as a turret mooring, that is incorporated within an FSO or FPSO.

Spread mooring



In the case of a spread moored FPSO/FSO, the tanker or process barge is moored in a fixed heading with anchor lines distributed over the bow and stern of the vessel, to anchor points situated on the seabed. The heading is determined by the prevailing sea and weather conditions. The spread moored FPSO/FSO can only be used on locations where currents, waves and winds are very moderate or normally come from a prevailing direction.
With this type of FPSO/FSO no turret or swivel stack is required, as the vessel does not change heading in relation to the risers connecting the tanker with the wells on the seabed. To offload crude from a spread moored FPSOs/FSOs a separate tanker loading facility, should be provided, as the shuttle tanker cannot safely moor in tandem to the FPSO/FSO, due to changing current, wind and wave direction, possible interference with the FPSOs/FSOs anchor lines, and high risk of collision.
The deepwater CALM buoys have been designed as offloading facility for deepwater spread moored FPSOs.

STL

Submerged Turret Loading

STP

Submerged Turret Production

Subsea facilities

Subsea Xmas trees, manifolds, control boxes, valves, pipelines, risers, umbilicals, cables, etc

Subsea (Xmas) tree

The Xmas tree completing the well is located on the seabed.

Suction pile


P10
P9

A suction pile is a large diameter steel pile installed by creating a vacuum inside the pile by suction. These piles are used to secure anchor lines for both SPM and spread moored systems.

Surface (Xmas) tree

The Xmas tree completing the well is located either on a fixed platform (shallow water) or on a floating platform (deepwater DCU) such as a SeaStar®, Spar, TLD or TLP.

Swivel/Swivel stack



Swivel

Mechanical component consisting of a fixed and a rotating part, connected by means of a roller bearing and a sealing arrangement, allowing fluids to pass between the stationary and the weathervaning part of a Single Point Mooring system.

Swivel Stack

An arrangement of several individual swivels stacked on top of each other to allow on a weathervaning FPSO the continuous transfer of fluids, gasses, controls and power between the risers and the process facilities on the FPSO deck.

SYMO™



Soft Yoke Mooring and Offloading

Combines a solid structural mooring with a hard-piped/swivels fluid transfer system. It can be connected and operated in much higher sea states than other LNG offloading systems. The SYMO™ can be used in a variety of LNG transfer applications:

- the SYMO™ is used to moor an LNG carrier in tandem to the stern of an LNG FPSO offshore or at the stern of an FSRU near shore;
- the SYMO™ is used to moor temporarily an LNG carrier to an import terminal in shallow water. LNG is either transferred to shore via a cryogenic pipeline or alternatively re-gasification takes place on the terminal allowing high-pressure gas to be exported.

TLD



Tension Leg Deck

A passive system for tensioning risers on floating deepwater production facilities. The concept uses gravity as the tensioning means unlike other systems such as spars or TLP's which use buoyancy. This unique system, proprietary to SBM, is being developed for integration into FPSOs.

TLP

Tension Leg Platform

A floating production platform positioned and stabilised by at least three separated, vertical tendons anchored to the seabed. The tendons are tensioned using the buoyancy of the underwater hull of the platform. Subjected to wave, wind and current action, the platform moves sideways, but remains horizontal due to the parallel actions of the tendons. The vertical motion (heave) is eliminated and the facility is therefore suitable for surface completion of the wells.



SeaStar® TLP

A TLP using a mono column structure as opposed to multicolumn (typically four). This TLP can accommodate wet or dry tree developments up to payloads of 11,000 tons for deepwater developments.

	FourStar™ TLP A four leg battered-column design TLP which will support full deepwater drilling and production payloads. The design allows for efficient quayside integration of topsides and hull systems.
Topsides	See FPSO.
Trelline™ 	The Trelline™ is a large diameter reinforced bonded rubber hose. Suspended in a simple wave of about 2 km, between an FPSO and a deep water CALM buoy, it is used as an alternative to a steel mid water pipe.
Turnkey supply	Design, construction, installation and delivery of an operational system.
Turret Mooring  Internal turret  External turret	The turret system is integrated into or attached to the hull of the tanker, in most cases near the bow, and allows the tanker to weathervane around it and thereby take up the line of least resistance to the combined forces of wind, waves and current. A high pressure oil and gas swivel stack is mounted onto the mooring system. This swivel stack is the connection between the risers from the subsea flowlines on the seabed to the piping onboard the vessel. It allows the flow of oil, gas and water onto the unit to continue without interruption while the FPSO weathervanes. For reasons of size and cost, the number of swivels is kept to a minimum, and therefore the flow of oil and gas has to be manifolded in the turret area, particularly when the system produces from a large number of wells. The turret mooring and high pressure swivel stack are thus the essential components of an FPSO.
Ultra-deepwater	More than 1,000 metres water depth.
Umbilicals	Flexible cables carrying electrical and instrument wiring, hydraulic tubing and chemical tubing.
VLCC	**Very Large Crude Carrier** Oil transportation vessel from 200,000 to 320,000 dwt.
Xmas trees	See Subsea (Xmas) trees.

Financial terms

Capital employed	A key figure reflecting the total amount of capital used for the acquisition of profits, defined as total equity plus net debt plus provisions and deferred tax liability.
Capital expenditure	A key statistic reflecting the amount invested during a particular period to acquire or improve long term assets such as property, plant and equipment.
Current ratio	A key ratio indicating a company's ability to pay short-term obligations calculated by dividing current assets by current liabilities.
EBIT	Earnings Before Interest, Taxation and minority interest, also referred to as operating profit.
EBITDA	Earnings Before Interest, Taxation, minority interests, Depreciation and Amortisation. (Same as operating profit plus depreciation plus amortisation).
EPS	Earnings Per Share Net profit divided by the weighted average number of shares during the year.
EV	Enterprise Value Market capitalisation plus net debt.
Gearing	A fundamental analysis ratio of a company's level of long-term debt to its equity capital, expressed as a percentage. 'Net' gearing reflects net debt as a percentage of equity capital.
Hedging	Fixing ahead (generally long-term) interest rates or foreign currency exchange rates, using a bank as counterparty, in order to eliminate exposures.
IFRS	International Financial Reporting Standards
Interest cover ratio	A ratio that reflects a company's ability to meet its obligation to pay interest. The number of times the net interest expense is covered by EBIT or EBITDA.
Liquidity ratio	A ratio that reflects a company's ability to meet its short-term financial obligations. Current assets divided by current liability.
Market capitalisation	A measure of corporate size. Number of shares issued multiplied by share price at a certain date.
Net assets	The difference between total assets on the one hand and current liabilities and non capitalised long term liabilities on the other.
Net debt	A key statistic reflecting short and long-term interest bearing debt less cash and cash equivalents, thus showing an overall impression of a company's debt situation.
P/E ratio	Price/Earnings ratio. A ratio that reflects how expensive a stock is. The ratio is calculated as share price divided by earnings per share.
Residual Value	That part of the investment in a facility which has not been depreciated at the end of its initial guaranteed lease contract.
ROCE	Return On average Capital Employed A key statistic reflecting the rate of return that a company's management has obtained, and thus the efficiency with which capital is being utilised to generate revenue. EBIT divided by weighted average capital employed for the year.

ROE	Return On average Equity A key statistic reflecting the rate of return that a company's management has obtained, and thus the efficiency with which equity is being utilised to generate revenue. Net profit divided by weighted average equity for the year.
Solvency Ratio	A ratio that reflects a company's ability to meet its long-term financial obligations. Shareholders' equity divided by total assets.
WACC	Weighted Average Cost of Capital The average cost to a company of its capital employed, consisting of the after-tax interest cost of long-term debt and the cost of equity, calculated as the risk-free rate of return on long-term government bonds, plus the market risk premium multiplied by the company stock's beta (indicating relative volatility of the stock versus the market index).

SBM Offshore
Lease/operate contracts - 2006



FSO

Name:	Nkossa II
Field:	Nkossa, Congo
Client:	Total
Start of Lease:	November 1996
Storage capacity:	78,000 m^3



FPSO

Name:	Tantawan Explorer
Field:	Tantawan, Thailand
Client:	Chevron
Start of Lease:	February 1997
Storage capacity:	1,000,000 bbls
Maximum throughput:	50,000 bbls oil per day 150 mmscfd gas



FPSO

Name:	FPSO Firenze
Field:	Aquila, Italy
Client:	Agip
Start of Lease:	March 1998
Storage capacity:	550,000 bbls
Maximum throughput:	18,900 bbls oil per day



FPSO

Name:	Rang Dong I
Field:	Rang Dong, Vietnam
Client:	JVPC
Start of Lease:	August 1998
Storage capacity:	1,000,000 bbls
Maximum throughput:	65,000 bbls oil per day



FSO

Name:	Okha
Field:	Piltun Astokhskoya, Sakhalin, Russia
Client:	Sakhalin Energy Investment Company
Start of Lease:	July 1999
Storage capacity:	1,000,000 bbls
Maximum throughput:	110,000 bbls oil per day



FPSO

Name:	Kuito
Field:	Kuito, Angola
Client:	Chevron
Start of Lease:	December 1999
Storage capacity:	1,400,000 bbls
Maximum throughput:	100,000 bbls oil per day



FSO

Name:	Yetagun FSO
Field:	Yetagun, Myanmar
Client:	Petronas
Start of Lease:	May 2000
Storage capacity:	625,000 bbls
Max throughput:	16,000 bbls oil per day



FPSO

Name:	Espadarte FPSO
Field:	Espadarte, Brazil
Client:	Petrobras
Start of Lease:	July 2000
Storage capacity:	1,900,000 bbls
Maximum throughput:	100,000 bbls oil per day



FPSO

Name:	FPSO Falcon
Field:	Yoho, Nigeria (until March 2006)
Client:	ExxonMobil
Start of Lease:	December 2002
Storage capacity:	2,200,000 bbls
Maximum throughput:	120,000 bbls oil per day



FPSO

Name:	FPSO Brasil
Field:	Roncador, Brazil
Client:	Petrobras
Start of Lease:	December 2002
Storage capacity:	1,700,000 bbls
Maximum throughput:	90,000 bbls oil per day



FPSO

Name:	FPSO Xikomba
Field:	Xikomba, Angola
Client:	ExxonMobil
Start of Lease:	October 2003
Storage capacity:	1,700,000 bbls
Maximum throughput:	90,000 bbls oil per day



FPSO

Name:	FPSO Mystras
Field:	Okpoho/Okono, Nigeria
Client:	Agip
Start of Lease:	January 2004
Storage capacity:	1,040,000 bbls
Maximum throughput:	80,000 bbls oil per day



FPSO

Name:	FPSO Marlim Sul
Field:	Marlim Sul, Brazil
Client:	Petrobras
Start of Lease:	June 2004
Storage capacity:	1,600,000 bbls
Maximum throughput:	100,000 bbls oil per day



FPSO

Name:	Sanha LPG FPSO
Field:	Sanha, Angola
Client:	Chevron
Start of Lease:	April 2005
Storage capacity:	135,000 m^3
Maximum throughput:	37,370 bbls LPG per day



MOPU + FSO

Name:	Saparmyrat Turkmenbasy + Oguzhan
Field:	Barinov, Livanov, Gubkin, Turkmenistan
Client:	Petronas
Start of Lease:	March 2006
Storage capacity:	60,000 bbls
Maximum throughput:	15,000 bbls oil per day



FPSO

Name:	FPSO Capixaba
Field:	Golfinho, Brazil
Client:	Petrobras
Start of Lease:	May 2006
Storage capacity:	1,600,000 bbls
Maximum throughput:	100,000 bbls oil per day



FPSO

Name:	FPSO Kiheh
Field:	Kikeh, Malaysia
Client:	Murphy
Start of Lease:	June 2007
Storage capacity:	2,000,000 bbls
Maximum throughput:	120,000 bbls oil per day



FPSO

Name:	FPSO Mondo
Field:	Mondo, Angola
Client:	ExxonMobil
Start of Lease:	December 2007
Storage capacity:	1,600,000 bbls
Maximum throughput:	100,000 bbls oil per day



FPSO

Name:	FPSO Saxi
Field:	Saxi/Batuque, Angola
Client:	ExxonMobil
Start of Lease:	May 2008
Storage capacity:	1,600,000 bbls
Maximum throughput:	100,000 bbls oil per day



FPSO

Name:	FPSO Espirito Santo
Field:	BC-10, Brazil
Client:	Shell
Start of Lease:	Q4 2008
Storage capacity:	2,000,000 bbls
Maximum throughput:	100,000 bbls oil per day



MOPUstor™

Name:	Not yet named
Field:	Yme, Norway
Client:	Talisman
Start of Lease:	Q1 2009
Storage capacity:	300,000 bbls
Maximum throughput:	62,000 bbls oil per day



DeepDraft Semi™

Name:	Not yet named
Field:	Thunder Hawk, Mississippi Canyon, USA
Client:	Murphy
Start of Lease:	Q4 2008
Storage capacity:	N/A
Maximum throughput:	60,000 bbls oil per day

Addresses of principal operating units

SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

Telephone	(+31) 10 2320 900
Fax	(+31) 10 2320 999
Home page	www.sbmoffshore.com

Single Buoy Moorings Inc
5 Route de Fribourg, B.P. 152,
1723 Marly, Switzerland

Telephone	(+41) 26 439 9920
Fax	(+41) 26 439 9939
Home page	www.singlebuoy.com

Single Buoy Moorings Inc
(Engineering and Project Management Office)

SBM Production Contractors Inc
(Fleet Management Office)

SBM Offshore Services Inc
24 Avenue de Fontvieille, B.P. 199,
MC 98007 Monaco Cedex

Telephone	(+377) 92 05 15 00
Fax	(+377) 92 05 89 40
Home page	www.singlebuoy.com

SBM Atlantia Inc
1255 Enclave Parkway
Houston, TX 77077, USA

Telephone	(+1) 281 848-6000
Fax	(+1) 281 848-6100
Home page	www.sbmatlantia.com

GustoMSC Inc
1255 Enclave Parkway
Houston, TX 77077, USA

Telephone	(+1) 281 679-8000
Fax	(+1) 281 679-8008
Home page	www.gustomsc.com

SBM Malaysia Sdn Bhd
Suite 2B-9, Block 2B-Level 9
Plaza Sentral
Jalan Stesen Sentral 5
Kuala Lumpur Sentral
Malaysia

Telephone	+60 (3) 2773 5300
Fax	+60 (3) 2773 5399

Gusto B.V.
Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

Telephone	(+31) 10 2320 000
Fax	(+31) 10 2320 101
Home page	www.gustomsc.com

Marine Structure Consultants (MSC) B.V.
Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

Telephone	(+31) 10 2320 800
Fax	(+31) 10 2320 801
Home page	www.gustomsc.com

SBM Offshore N.V.

Postal address
P.O. Box 31
3100 AA Schiedam
The Netherlands

Street address
Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

Telephone (+31) 10 2320900
Telefax (+31) 10 2320999
E-mail sbm@sbmoffshore.com

Full information regarding
SBM Offshore is available
on the Company's website
at www.sbmoffshore.com







Contents

Close-up of the external turret structure of the FPSO Kikeh, prior to sail-away from the construction yard in Malaysia

Snapshot 2006

Item in millions of US Dollars	2006	2005	Movement	%	Comment
Net profit	216.3	225.8	(9.5)	(4.2)	Operational profits up; FPSO Serpentina sale in 2005
Per share (US$)	1.55	1.66	(0.11)	(6.5)	Operational profits up; FPSO Serpentina sale in 2005
EBIT	254.3	275.3	(21.0)	(7.7)	Operational profits up; FPSO Serpentina sale in 2005
EBITDA	477.5	482.2	(4.7)	(1.0)	Operational profits up; FPSO Serpentina sale in 2005
Enterprise value	5,416.4	3,574.3	1,842.1	51.5	Market capitalisation up; net debt down
Net debt	585.8	804.7	(218.9)	(27.2)	FPSO Brasil share sale and turnkey cash flow
EV : EBITDA	11.3	7.4	3.9	53.0	Market capitalisation up; EBITDA stable
Turnover	1,989.7	1,519.3	470.4	31.0	Turnkey revenues up
EBIT : Turnover (%)	12.8	18.1	(5.3)	(29.5)	Higher proportion of turnkey activities
Cash flow	439.6	432.6	7.0	1.6	Operational profits up; FPSO Serpentina sale in 2005
Per share (US$)	3.15	3.18	(0.03)	(0.9)	
Net cash	339.7	144.8	194.9	134.6	FPSO Brasil share sale and turnkey cash flow
Capital expenditure	309.0	398.5	(89.5)	(22.5)	Financial lease accounting treatment
Total Equity	1,119.0	895.3	223.7	25.0	High net profit
Capital employed	1,754.0	1,740.9	13.1	0.8	Equity increased; net debt reduced
ROACE (%)	14.6	14.6	(0.0)	(0.0)	Maintained high level
ROE (%)	21.5	28.1	(6.6)	(23.6)	Impact of FPSO Serpentina sale on 2005
Net Debt : Equity (%)	52.3	89.9	(37.6)	(41.8)	Strong balance sheet to finance future capex
EBITDA interest cover	15.2	9.4	5.8	61.3	Lower interest burden
New orders:					
– Leases	1,367.2	466.1	901.1	193.3	Four major lease contracts
– Turnkey	3,548.5	1,044.0	2,504.5	239.9	Record level
Backlog:					
– Leases	4,004.8	3,220.0	784.8	24.4	Order intake more than double turnover
– Turnkey	2,987.6	838.8	2,148.8	256.2	Record level
Share price 31/12 (€)	26.05	17.06	8.99	52.7	Outperformed AEX by 39.3%
AEX-index	495.3	436.8	58.5	13.4	
Market capitalisation (€)	3,665.6	2,350.8	1,314.8	55.9	Share price increase
Market capitalisation (US$)	4,830.6	2,769.7	2,060.9	74.4	€ strengthened against US$
Proposed dividend (US$)	0.77	0.825	(0.055)	(6.7)	50% of net profit



Transfer of a cargo from the FSO Okha into a shuttle tanker moored in tandem offshore the northern part of Sakhalin Island, Russia

Highlights 2006



Computer generated image of the Mobile Offshore Production Unit with storage (MOPUstor™) for the Yme field offshore Norway; a lease contract for a new production concept in a new geographical area

- net profit of US$ 216.3 million, versus US$ 225.8 million in 2005 (which included US$ 79.8 million gain on sale of FPSO Serpentina);
- net operational profit up by 40%;
- dividend of US$ 0.77 compared to US$ 0.825 in 2005;
- EBITDA of US$ 477.5 million compared to US$ 482.2 million in 2005;
- EBIT of US$ 254.3 million compared to US$ 275.3 million in 2005;
- EBIT margin 12.8% compared to 18.1% in 2005;
- new orders totalled US$ 4,916 million, compared to US$ 1,510 million in 2005;
- turnover up to US$ 1,990 million, compared to US$ 1,519 million in 2005;
- investment in fixed assets of US$ 309 million, compared to US$ 399 million in 2005;
- fourth execution centre opened in Kuala Lumpur;
- Extended Well Test system taken into operation in the Caspian Sea;
- FPSO Capixaba taken into operation offshore Brazil;
- excellent performance of the FPSO fleet generated substantial bonus revenues;
- new-generation deepwater installation vessel taken into operation;
- new fifteen year lease contracts from ExxonMobil for two FPSOs for Kizomba 'C', Angola;
- new fifteen year lease contract from Shell for an FPSO for Brazil;
- contracts for leases for new production concepts in new geographical areas.

Expectations 2007

- net profit forecast of US$ 260 million;
- EBITDA of US$ 550 million;
- EBIT of US$ 300 million;
- investment in fixed assets of US$ 800 million.

Shareholder information

Share listing

The shares of the Company are listed on the stock exchange of Amsterdam since 11 October 1965, originally under the name IHC Holland and later as IHC Caland before adopting the name SBM Offshore N.V. on 2 May 2005. On 2 June 2006 a four for one share split was effected reducing the par value per ordinary share from € 1.00 to € 0.25. The shares are included in the AEX Index of Euronext Amsterdam since 4 March 2003. Out of the 24 participants in the index at year-end 2006, the Company ranked 19th on the basis of market capitalisation, with a weighting of 0.80%. Options on Company shares have been traded since 7 July 1993 on the Euronext Amsterdam Derivative Markets.

Share price development

The share price went up during the year 2006 by 52.7% from € 17.06, the equivalent of € 68.25 prior to the share split, to € 26.05, against an increase of the AEX index of 13.4% over the same period. In US Dollar terms the increase of the share price in 2006 was 70.8%, from US$ 20.10, the equivalent of US$ 80.41 prior to the share split, to US$ 34.33.

Average daily liquidity in 2006 amounted to around 1.2 million new shares, equivalent to 221% of the average number of outstanding shares on an annual basis.

Market capitalisation at 31 December 2006 was € 3,666 million compared with € 2,351 million at the end of 2005, an increase of 55.9%. The equivalent figures in US Dollars show a market capitalisation at the end of 2006 of US$ 4,831 million, up by 74.4% from US$ 2,770 million at 31 December 2005.

	Turnover as % of share capital	Highest share price in €	Lowest share price in €	Closing share price in €	Closing share price in US$
2002	83.64	16.24	10.33	12.58	13.14
2003	133.59	13.06	8.38	10.75	13.55
2004	179.69	11.77	8.39	11.69	15.87
2005	170.26	18.14	11.44	17.06	20.10
2006	221.22	26.45	17.19	26.05	34.33

Share prices for the years 2002, 2003, 2004 and 2005 are restated for the four for one share split.

Number of outstanding ordinary shares

The total number of ordinary shares in SBM Offshore showed the following movements during the year 2006:

Balance 1 January 2006	137,774,324
(Restated for four for one share split)	
Stock dividend	1,606,528
Options exercised	1,319,580
Bonus shares	15,103
Balance 31 December 2006	140,715,535

Shareholders

No detailed register of individual shareholders is available to the Company but according to information provided by the largest banks and financial institutions, the shares are mainly in the hands of institutional investors, of whom the large majority is Anglo-American.

One institutional investor, Capital Research and Management Company from the United States of America has, as required under the Major Holdings in Listed Companies Disclosure Act, disclosed an interest in the capital of SBM Offshore in excess of 5%.

Employees of the Company own approximately 597,000 shares in SBM Offshore through an Employee Share Ownership Plan (ESOP).

Dividend

As in previous years, the annual dividend is calculated in US Dollars, but will be payable in Euros. The conversion into Euros will be effected on the basis of the exchange rate on 15 May 2007. The same exchange rate will apply in the event a shareholder elects for a dividend payment in shares of SBM Offshore.

Based on the year-end closing price, the proposed dividend of US$ 0.77 per share gives a yield of 2.24% per share (2005: 4.10%). The proposed dividend is based upon the Company's usual 50% pay-out ratio.

Introduction

We hereby present the SBM Offshore N.V. 2006 Annual Report incorporating the Financial Statements to be discussed and adopted in the Annual General Meeting of Shareholders on Tuesday, 15 May 2007. The Financial Statements have been audited by the external auditors, KPMG Accountants N.V., and their findings have been discussed with the Audit Committee and with the Supervisory Board in the presence of the Board of Management. The auditors have expressed an unqualified opinion on the Financial Statements.

A proposal is made by the Board of Management in respect of distribution of profit for the year 2006, amounting to a cash dividend of US$ 0.77 per ordinary share. At the choice of the shareholder, the dividend can also be received in shares, with a small conversion premium for shareholders selecting this option. The Supervisory Board is in agreement with this proposal, which will be made a separate agenda point for the Annual General Meeting of Shareholders, following the adoption of the Financial Statements.

We will provide the Annual General Meeting of Shareholders with the opportunity to discuss Corporate Governance within the Company and will then ask the Meeting to grant discharge to the Managing Directors for the exercise of their functions and to the Supervisory Board for the supervision it has performed in the year 2006. In addition we will ask the Meeting to approve the re-appointment of two members of the Supervisory Board as explained below, and to approve the re-appointment of the external auditor.

The year 2006

The Company has returned excellent results and secured a record amount of new orders, laying a very solid base for the years to come.

Meetings of the Supervisory Board

In 2006 the Supervisory Board met for four regular meetings in Schiedam, one meeting in Monaco, and one meeting in Houston focused upon strategic and technical issues. In 2006 all of the members of the Supervisory Board attended each meeting except for R. van Gelder who was unable to attend one meeting due to a commitment entered into prior to his appointment to the Supervisory Board. The members of the Board of Management attended all the meetings.

Each regular meeting began with a session without the presence of the Board of Management, during which various subjects including the performance of the Supervisory Board and its members, the performance of the Board of Management and its members and executive remuneration were discussed. The external auditor attended the meeting in

Transfer of a cargo of liquid propane from the Sanha LPG FPSO into an LPG carrier moored side-by-side


LPG



'Normand Installer' during the installation of flexible flowlines at the Okwori field offshore Nigeria

which the Financial Statements were discussed, and informed the Supervisory Board that there were no specific issues that had not been addressed in its regular report.

Composition of the Supervisory Board

The profile and the regulations concerning the Supervisory Board are unchanged from last year and are published on the website of the Company. The discussion of the profile and performance of the Supervisory Board and its individual members has been conducted this year under the guidance of a specialised external consultant and has involved collective discussions as well as individual interviews of Supervisory Board members and of Board of Management members. The evaluation concluded that the range of experience and expertise contributed by the current members is appropriate, that each member is independent as required by the Dutch Corporate Governance Code ('the Code'), and that no changes in the composition of the Supervisory Board were therefore necessary.

As reported last year Mr. A.G. Jacobs retired from the Supervisory Board at the 2006 Annual General Meeting of Shareholders. We thank him again for his eight-year membership of the Supervisory Board where his considerable skills, knowledge, insight and fine sense of humour were always applied in the appropriate measure. Mr. J.D.R.A. Bax succeeded Mr. Jacobs as Vice-Chairman of the Company, and on the Selection and Appointment Committee, Mr. L.J.A.M. Ligthart succeeded him as the financial expert within the Supervisory Board and as Chairman of the Audit Committee, and Mr. van Gelder succeeded him as Chairman of the Remuneration Committee.

The 2006 Annual General Meeting approved the re-appointment of Mr. R.H. Matzke as a member of the Supervisory Board for a second term of four years.

Mr. H.C. Rothermund has reached the end of his first four-year term as a member of the Supervisory Board, of which the past two years as Chairman of the Company. Mr. Rothermund brings extensive experience of the oil and gas industry, as well as an active and organised approach to the effective functioning of the Supervisory Board and of all of its Committees. Upon recommendation by the Supervisory Board the Annual General Meeting of Shareholders will therefore be asked to re-appoint Mr. Rothermund for a second term of four years.

Mr. J.D.R.A. Bax has reached the end of his second four-year term as a member of the Supervisory Board, of which the past year as Vice-Chairman of the Company. Mr Bax's in-depth knowledge of the Company, its markets and of Dutch corporate matters in general has been of great benefit to the Company and upon recommendation by the Supervisory Board the Annual General Meeting of Shareholders will be asked to re-appoint Mr. Bax for a final term of two years.

The focus for training of new Supervisory Board members remains on developing a good understanding of the

Company's business, its statutory requirements and its financial reporting. All the members of the Supervisory Board are committed to continuous learning, as required by today's constantly evolving business context where corporate governance is subject to ever increasing scrutiny by regulators and shareholders.

Remuneration of the Supervisory Board members was amended and approved by the 2006 Annual General Meeting of Shareholders. In 2007 a complete benchmarking exercise will be performed with the guidance of independent consultants and a report of the findings and any related recommendations will be submitted to the 2008 Annual General Meeting of Shareholders.

Composition of the Board of Management

There were no changes to the composition of the Board of Management during the year, and the Supervisory Board concluded that the Board of Management as a whole, and each of its individual members had performed well in 2006.

Activities of the Supervisory Board

Other than its general activities and responsibilities as set out in the Articles of Association and the Supervisory Board regulations, the subjects which the Supervisory Board has followed particularly closely in 2006 include:

- strategy of the Company for achieving long-term growth including new products, contracting structures and finance strategy;
- succession planning for both the Board of Management and the Supervisory Board;
- the four for one share split effective on 2 June 2006;
- risk management systems and controls;
- safety performance;
- developments in corporate governance regulations and best practice and the impact upon the Company;
- meetings with senior staff in Houston and Monaco;
- developments concerning protection arrangements against unfriendly take-overs in the Netherlands.

In respect of compliance with the Code, best practice calls for the duration of Managing Directors' employment contracts to be limited to four years. Also, the Code's principles require that proxy voting means be provided for the Annual General Meeting of Shareholders. As explained last year, the Company's current CEO, Mr. D. Keller was appointed prior to introduction of the Code and the duration of this appointment remains unspecified. Mr. Keller will reach retirement age in 2008. In respect of proxy voting, appropriate means are provided such that independent parties act as proxy holders. Electronic proxy voting will not be implemented for the time being due to the infancy of such technology and remaining problems in validating the identity of participants.

The rules of the Code regarding conflicts of interest are complied with by both the Supervisory Board and by the Board of Management. In 2006 there have been no such conflicts of interest, neither for the members of the Supervisory Board nor for the Board of Management.

Summary reports of the three Committees reporting to the Supervisory Board are included below. The Board has discussed the outcome of the findings of the three Committees and, in particular, the internal risk management and control systems which are fully described in the Report of the Board of Management.

Audit Committee

The Audit Committee's members are:

- L.J.A.M. Ligthart, Chairman and financial expert in the Supervisory Board
- J.D.R.A. Bax
- H.C. Rothermund

A Tanker Loading Unit, a fixed tower with a rotating head, installed at the south of Sakhalin Island, ready for operation



The Audit Committee met five times in 2006 with all members present. The meetings were held on the afternoon preceding the full Supervisory Board meeting, where the Audit Committee Chairman reported on the principal issues discussed by the Audit Committee. All the meetings were attended by members of the Board of Management and the external auditor. On each occasion a separate discussion was held with the external auditor without the Board of Management being present.

The main items that were discussed during the year were:

- annual and half-yearly Financial Statements and financial data to be included in press releases;
- quarterly financial reports;
- development of new financial reporting systems, concentrating mainly in 2006 on systems generating internal management reports;
- internal risk management, control and audit, and discussion of the Company's statement concerning financial reporting risk;
- reports by external auditors and compliance with recommendations and observations;
- relations with the external auditor, including, in particular, his independence, remuneration and non-audit services for the Company. The external auditor was concluded to be independent;
- performance of the external auditor. A thorough assessment of the external auditor's performance was performed during the year, raising no major issues which would lead to a proposal to replace KPMG Accountants N.V. Overall the standard of the audit team, the audit process and fees, and the interaction with the Company's personnel were all deemed to be satisfactory given the size, complexity and risk profile of the Company;
- responsibilities concerning fraud or other irregularities. No issues were raised;
- specific accounting issues such as the classification of lease contracts as either operating or finance leases;
- fiscal policy and position of the Company;
- financing of the Company, including bank covenant compliance and balance sheet gearing;
- applications of Information and Communication Technology (ICT);
- adequacy of staffing of finance and administration functions;
- adequacy of insurance programmes;
- budgets and forecasts for the Company as a whole, and for its major projects;
- reports on Treasury exposures and forecasts covering foreign exchange, interest rates, cash flows and guarantees.

Remuneration Committee

The Remuneration Committee consists of:

- R. van Gelder, Chairman (from May 2006)
- H.C. Rothermund

The Committee met three times during the year. The main items discussed concerned the implementation of the remuneration policy, as set out in the Remuneration Report below.

Selection and Appointment Committee

The Selection and Appointment Committee consists of:

- H.C. Rothermund, Chairman
- J.D.R.A. Bax (from May 2006)

The Committee met once during the year. The main item discussed was the succession plan for the Board of Management, for which a presentation was made to the full Supervisory Board and candidates for key management positions interviewed by the Committee. The Committee concluded that adequate measures are being taken to identify individuals with high potential for future management roles and to develop such potential accordingly.

In conclusion

The Supervisory Board congratulates the Company's employees and the Board of Management for the quality of their work and the excellent results that this generated in 2006. The record order intake and backlog provides the Company with a confident outlook for the coming years and the Supervisory Board endorses the strategic developments required to secure the Company's long-term growth.

Schiedam, 26 March 2007

Supervisory Board
H.C. Rothermund, Chairman
J.D.R.A. Bax, Vice-Chairman
R.H. Matzke
L.J.A.M. Ligthart
R. van Gelder

Remuneration Report

Remuneration Policy

The remuneration policy of the Company has been in force since 2005 and is summarised on the Company's website. This policy provides that Managing Directors' remuneration, besides a fixed element, for a significant part is directly linked to the Company's performance over the past year (for bonus payments) and over the next three years (for share options and performance shares). The policy is therefore considered to be effective.

Implementation of the Remuneration Policy

In 2006 the fixed element of the Managing Directors' remuneration was increased with a general adjustment of 4%.

The bonus is performance related, based upon the previous year's Economic Profit (Return On Average Capital Employed exceeding an assumed Weighted Average Cost of Capital of 8%). It is payable 80% in cash and 20% in ordinary shares. In addition, and upon completion of a vesting period of three years in the Company's employment, an equal number of 'matching' shares are granted. This latter element was introduced for the first time in 2004.

The bonuses paid in 2006 (derived from the 2005 results) were 129% above prior year due to the significant increase in Economic Profit between 2004 and 2005. The performance related remuneration accordingly represented 44% of total remuneration. No matching shares were issued in 2006 since the vesting period relating to the first time application of this measure was not completed.

The Long-Term Incentive (LTI) introduced in 2005 is based upon a part options, part performance shares compensation method, and depends upon the growth of earnings per share (EPS) over a three-year period following the period of reference.

The CEO allocation in 2006 under the LTI scheme was 40,000 provisional share options plus 12,000 provisional performance shares, both subject to EPS growth over the period 2006-2008. If average EPS growth over such three-year period exceeds 5%, an additional 8,000 share options and 2,400 performance shares will become due for each percentage point achieved in excess of 5%. If average EPS growth does not reach 5% the provisional awards are cancelled.

Given that the LTI scheme was introduced in 2005, the first three-year period of measurement will only be completed at the end of 2007, and no additional share options or performance shares were therefore awarded in 2006.

Pension plans for the Managing Directors continue to provide for pensions of up to a maximum of 70% of final salary, 'earned' at the rate of 2% for each year of service within the Company. Pension contributions in respect of the Managing Directors were 10% higher in 2006 than in 2005.

Mr Keller is currently the only Managing Director of the Company. For future appointments the Company intends that a contractual term of four years will be specified, at the end of which re-appointment will be necessary and that a limit of one year's fixed salary will be stipulated as severance pay in the event of redundancy. If this latter condition would be manifestly unreasonable during the first term of appointment, the maximum compensation could be increased to two year's fixed salary.

In the year 2006 no extraordinary remuneration has been paid to any present or former Managing Director.

The Remuneration Committee has engaged the services of an independent consultant and is currently studying the basic salary and incentive elements and the option and performance share elements of the current remuneration package by reference to a peer group consisting of oil and gas service contractors and similar size Dutch companies. The Remuneration Committee will conclude on the results of this study in the course of 2007.

Tanker loading at a Catenary Anchor Leg Mooring terminal



Information regarding the Supervisory Board

Background information on the individual members of the Supervisory Board

H.C. Rothermund – Nationality: Swiss (1943)

- A former Managing Director of Shell EP International BV

Supervisory directorships:

- Vice-Chairman of the Supervisory Board of Rohoel AG
- Member of the Board of CH4 Energy Ltd
- Member of the Board of Petrotechnics Ltd

First appointment: 2003
Current term of office: 2003-2007

J.D.R.A. Bax – Nationality: Dutch (1936)

- A former President and Chief Executive Officer of IHC Caland NV (presently SBM Offshore NV)

Supervisory directorships:

- Chairman of the Supervisory Board of TBI Holdings BV
- Chairman of the Supervisory Board of Koninklijke Vopak NV
- Member of the Supervisory Board of AON Group Nederland BV

First appointment: 1999
Current term of office: 2003-2007

L.J.A.M. Ligthart – Nationality: Dutch (1938)

- A former Vice-Chairman of the Managing Board of Directors of DSM NV

Supervisory directorships:

- Member of the Supervisory Board of Nutreco NV
- Chairman of the Supervisory Board of Nutreco Nederland BV
- Member of the Supervisory Board of Budelpack NV

Other:

- Member of Mines Council of Minister of Economic Affairs

First appointment: 2004
Current term of office: 2004-2008

R.H. Matzke – Nationality: American (1937)

- A former Vice-Chairman of ChevronTexaco

Supervisory directorships:

- President of NESW Solutions – Global Consultants
- Member of the Board of LUKoil Oil Company
- Member of the Board of Petroleum Helicopters Inc

Other:

- Member of the Advisory Board of the Centre for Strategic and International Studies
- Member of the Council of Foreign Relations
- Co-Chairman of the American-Iranian Council
- Member of the Board of the National Committee on United States-China Relations
- Member of the Russian-American Chamber of Commerce
- Member of the International Advisory Board for the Gulf Energy-Energy City Qatar
- Member of the Advisory Committee for the Dubai Global Energy Fund LP

First appointment: 2002
Current term of office: 2006-2010

R. van Gelder – Nationality: Dutch (1945)

- A former President and Chief Executive Officer of Royal Boskalis Westminster NV

Supervisory directorships:

- Member of the Supervisory Board of Hagemeyer NV
- Member of the Supervisory Board of HES NV
- Member of the Supervisory Board of Altera Vastgroep NV

Other:

- Member of the Board of VEUO
- Member of the Advisory Board of ABN AMRO
- Chairman of the International Association of Dredging Contractors

First appointment: 2005
Current term of office: 2005-2009

Business Drivers and Competitive Position

Business drivers

- Global oil and gas supply/demand determining the oil price level: the main driver fueling E&P budgets;
- Exploration and discoveries in deep and ultra deep offshore;
- Gulf of Mexico demand for floating production facilities;
- Upcoming market for LNG export/import infrastructure and services;
- Longer term market for offshore floating LNG production plants;
- Discovery of satellite reservoirs for tie-back to central production facilities in deep water;
- Continuing demand for sea borne oil transportation.

Competitive edge

- Flexibility in execution with four execution centres;
- All construction outsourced;
- Well placed for new Gulf of Mexico developments through presence in Houston;
- New, cost effective, technical solutions for producing in increasingly deep water;
- Comprehensive toolbox for deepwater developments, mainly with patented technology;
- In-house integrated competence to manage, design, supply, install and operate complete, complex F(P)SOs;
- Fit-for-purpose FPSO concept, based on 135 years of cumulative F(P)SO operating experience;
- Patented technology on LNG components and ultra-deepwater facilities;
- Track record – on time and generally in budget;
- Financial strength and financing skills;
- Strategic partnerships with e.g. Sonangol, Petronas.

Threats

- Increasing competition from Korean and Chinese shipyards for large turnkey FPSO projects;
- Increasing competition from new entrants in the lower end of the FPSO lease market;
- Shortage of construction capacity due to high workload in ship/fabrication yards;
- Shortage of qualified engineering and project management resources in the industry.

Competitive disadvantages

- Reduced competitive edge on the low end of the FPSO market;
- High Euro cost of European based engineers.

Corporate Governance

Corporate governance structure

The Company is a Naamloze Vennootschap (public limited company) incorporated under Dutch law with its statutory seat in Rotterdam.

The authorised share capital is divided into ordinary shares and preference shares. Only ordinary shares have so far been issued. The ordinary shares are listed at the stock exchange of Euronext Amsterdam as part of the AEX index. The preference shares will only be issued under certain circumstances as a protection measure against hostile takeover, as explained later in this section.

The Company has a two-tier Board structure where the Supervisory Board consists of five persons. The Supervisory Board has established an Audit Committee, a Remuneration Committee and a Selection and Appointment Committee.

The Board of Management consists of one statutory member and three other members. No member of the Board of Management is a member of the Supervisory Board of any other listed company. The Company has not granted personal loans or guarantees or other financial support to any of its Board of Management members and will refrain from doing so in the future. None of the members of the Board of Management had a conflict of interest with the Company during the year.

Dutch corporate governance code

In 2006 the Company continued to refine procedures and

Seated left to right: D.J. van der Zee, Director (1948, Dutch) and D. Keller, Managing Director & CEO (1946, French)
Standing left to right: F. Blanchelande, Director (1949, French) and M.A.S. Miles, CFO (1964, British)



activities in order to comply with the best practice provisions of the Tabaksblat Dutch corporate governance code ('the Code') and the deliberations of the Frijns Monitoring Committee. Actions taken included:

- the Company is updating its Code of Conduct, expanding upon the responsibilities to each of its various stakeholder groups;
- regulations concerning Inside Information and the holding of and effecting transactions in Shares and certain other Financial Instruments were updated and communicated to staff following the introduction of the new Dutch Financial Market Supervision Act;
- the opportunity has been provided for the 2007 Annual General Meeting of Shareholders for shareholders to submit questions in advance of the meeting and hence help to ensure answers can be as complete as possible;
- corporate governance related matters have been placed on the agenda for the 2007 Annual General Meeting of Shareholders before the item dealing with the discharge of the Board of Management from liability for its policy;
- a detailed review and benchmarking exercise in respect of executive remuneration has been launched and will conclude in the course of 2007.

The only remaining issue concerning best practice provisions is that the present CEO, Mr. D. Keller, has no specific term of appointment stipulated in his employment contract, which was concluded before publication of the Code. No action will be taken in this respect considering that Mr. Keller is due to retire in 2008.

The Code's principles also require that proxy voting means are made available, with the intention of maximising shareholder participation in General Meetings of the Company. A proxy voting system is provided but electronic voting means will not yet be implemented. The majority of the Company's shareholders are located outside the Netherlands and electronic voting would only become possible once cross-border identification issues can be resolved. The Company is presently studying the changes that will be required to its Articles of Association in order to anticipate the future developments in the way that shareholders' meetings are likely to be conducted. There are currently no means provided for shareholders to communicate with other shareholders.

Provisions in relation to one-tier boards and depositary receipts of shares are not applicable to the Company.

The Company reserves the right to change its position as to the compliance with the best practice provisions if circumstances would require it to do so. In such cases non compliance would be explained to the shareholders.

The reports of the Supervisory Board and Board of Management set out all of the information that is required by the Code to be included in the Annual Report.

The Company website was further developed during 2006 and the following information can be accessed under the Corporate Governance page:

- Company Code of Conduct;
- Supervisory Board rules, including rules for the three committees reporting to the Supervisory Board;
- Supervisory Board profile and retirement schedule for its members;
- rules for reporting of alleged irregularities of a general, operational or financial nature ('Whistleblowing' rules);
- updated regulations concerning Inside Information and the holding of and effecting transactions in Shares and other Financial Instruments;
- Board of Management remuneration policy;
- agenda, minutes and CEO's speech from previous General Meetings of Shareholders.

Protection policy

The Group remains firmly opposed to a take-over by a third party when in its opinion the ultimate aim of such take-over is to dismantle or unbundle the activities of SBM Offshore, or otherwise to act against the best interests of SBM Offshore including its shareholders, employees and other stakeholders.

In order to allow sufficient time for an appraisal of an unsolicited public offer for the shares of the Company or any other attempt to take over the Company, Management has, with the cooperation of the shareholders, made use of the possibilities open to a company under Dutch law and in the Dutch business sphere.

In connection with this, a foundation has been formed with the objective of using the voting power on any preference shares in the Company which it may hold at any time, in the best interests of the Company and the business conducted by the Company. This foundation will perform its role, and take all actions required, at its sole discretion. In the exercise of its functions it will however be guided by the interests of the Company and the business enterprises connected with it,



The hull of the DeepDraft Semi™ floating production system for the Independence Hub during dry transport from Singapore to the Gulf of Mexico

and all other stakeholders, including shareholders and employees.

The foundation 'Stichting tot Beheer van Preferente Aandelen in SBM Offshore N.V.' is managed by a Board, the composition of which is intended to ensure that an independent judgement may be made as to the interests of the Company. To ensure this, a number of experienced and reputable former senior executives of multinational companies were invited to join this Board.

The members of the Foundation meet regularly with the Management of the Company to be updated about the business and interests of the Company. Mr. J.D.R.A. Bax is the Supervisory Board's observer in the Foundation's Board meetings. An annual presentation on relevant developments in Dutch corporate law is made by law firm de Brauw Blackstone Westbroek to members of the Foundation and members of the Company's two Boards.

The Board of the Foundation consists of Mr. N. Buis, a former CEO of Smit Internationale N.V., Mr. P.J. Groenenboom, a former CEO of Imtech N.V., Mr. J.C.M. Hovers, a former CEO of Stork N.V. and of Océ N.V., Mr. H.A. van Karnebeek, a former Vice-Chairman of the Board of Management of Akzo and Mr. R. Voogd, a former notary and presently a lawyer.

The Managing Directors, with the approval of the Supervisory Board, have granted a call option to the Foundation to acquire a number of preference shares in the Company's share capital, equal to one half of all ordinary shares outstanding immediately prior to the exercise of the option, enabling it effectively to perform its functions as it, at its sole discretion and responsibility, deems useful or desirable. The option was granted on 30 March 1989. In accordance with the by-laws of the Company, shareholders were advised of the reasons for granting this option in the Extraordinary General Meeting of Shareholders of 28 April 1989.

In the joint opinion of the Supervisory Board, the Board of Management and the members of the Board of the above Foundation, the 'Stichting tot Beheer van Preferente Aandelen in SBM Offshore N.V.' is independent from the Company as defined in the 'Fondsenreglement' of the Euronext Amsterdam Stock Exchange.

Introduction

SBM Offshore is aware that it is essential to conduct its business in a sustainable manner and is committed to socially and environmentally responsible business practices. The Company is engaged in business in a large number of host countries worldwide and is present in a variety of cultural and political settings. When supplying equipment for the production, storage and transportation of oil and gas offshore, the Company designs, constructs and delivers facilities on the basis of the requirements of its clients. Within, and sometimes beyond, the constraints of these requirements SBM Offshore looks for ways to maximise the quality and integrity of its products and promotes safe and environmentally conscious practises throughout the entire supply chain from conceptual design to offshore installation. When operating leased facilities the Company provides an oil and gas production service to its clients. In this role the Company efficiently operates the facilities, based on its own operating standards and principles and the requirements of the client. With its robust management systems and qualified labour force it offers early integration of local human resources in the operations in increasing proportion and promotion to the highest levels of responsibility.

Reporting scope

The CSR reporting covers the full calendar year 2006, during which no major acquisitions or divestments occurred. For the social performance, reports cover 100% of the Group companies, including local employment from agencies on leased vessels. Joint venture operations are included in the reporting to the extent that the Company has management control. The environmental performance is based on the ISO 14001 certified vessels. As all construction activities are outsourced to dedicated third parties, the Company reports on sub-contractor compliance with SBM Offshore's quality, health, safety and environmental principles.

The Company has developed management systems for the different parts of its business on the basis of the following internationally recognised standards:

- Quality ISO 9000:2000;
- Occupational Health and Safety, OHSAS 18001;
- Environment, ISO 14001;
- Social Responsibility, SA 8000;
- Safe and Secure Operation of a Ship and Pollution Prevention, ISM / ISPS.

The management systems ISO 14001 and SA 8000 are being progressively expanded in the Company. The compliance matrix shows the progress made by the Company in the implementation and certification of the different management systems and the targets for the coming year.

COMPLIANCE MATRIX

Activities / Certification		ISO 9000:2000	ABS S = ISM	OHSAS 18001	ISO 14001	SA 8000	ISPS
SBM Offices							
Monaco	Monaco	●	②	②	②	②	②
Houston	USA	●	②	②	②	②	②
Schiedam	Netherlands	●	②	②	②	②	②
Kuala Lumpur	Malaysia	○	②	②	②	②	②
SBM Fleet							
FPSO Espadarte	Brazil	①	●	○	●	④	●
FPSO Brasil	Brazil	①	●	○	●	④	●
FPSO Marlim Sul	Brazil	①	●	○	●	④	●
FPSO Capixaba	Brazil	①	●	○	●	④	●
FPSO Kuito	Angola	①	●	○	○	④	●
FPSO Xikomba	Angola	①	●	○	○	④	●
FPSO Sanha	Angola	①	●	○	○	④	●
FPSO Okono	Nigeria	①	●	○	○	④	●
FSO Nkossa II	Congo	①	●	○	●	④	●
FSO Yetagun	Myanmar	①	●	○	○	④	●
FPSO Rang Dong	Vietnam	①	●	○	○	④	●
FPSO Tantawan	Thailand	①	●	○	○	④	●
MOPU & FSO	Turkmenistan	①	●	○	○	④	●
FSO Okha	Russia	①	●	○	○	④	●
FPSO Kikeh	Malaysia	①	③	③	③	④	③
FPSO Mondo	Angola	①	③	③	③	④	③
SBM Shore Bases							
Monaco		②	●	○	②	○	②
Brazil		②	●	○	②	○	②
Angola		②	●	○	②	○	②
Nigeria		②	●	○	②	○	②
Thailand		②	●	○	②	○	②
Vietnam		②	●	○	②	○	②
Myanmar		②	●	○	②	○	②
Malaysia		②	●	○	②	○	②
Turkmenistan		②	●	○	②	○	②

● Externally certified
○ Compliant according to internal audits
○ Target 2007
○ Future Targets
① ISO 9000 not applicable as the fleet is covered by the ABS S = ISM certification
② Not applicable to offices
③ Under Construction, to be added to targets after start-up in 2007
④ SA 8000 is not applicable for units offshore

Business Ethics

SBM is committed to operate its business openly and honestly, guided by the principles laid down in its Code of Conduct. From principle to practice the Code of Conduct acts as the main reference document for Company's employees and defines the framework for its practices and ethics. The Company is introducing a revised Code of Conduct in 2007. It includes a communication and implementation process and applies to all permanent employees and temporary personnel. In 2007 the focus will be on the implementation initiatives. The new Code of Conduct will be published on the Company website.

The whistleblower policy enables all employees, both permanent and temporary, to report a violation of any of the principles of the Code of Conduct. In 2006 this resulted in the reporting of one minor violation which has been addressed.

Employees

SBM Offshore provides career development and self-improvement opportunities for its personnel in a safe working environment and strives to create equal opportunities for all its employees. At year end 2006 the total number of staff of the Company amounted to 3,824 of which 35% are employed offshore on the fleet of production and storage vessels. About 12.5% of the employees are under a collective bargaining agreement, including 294 workers on the fleet.

Newly hired offshore workers and their mentor at the swivel deck of the turret system of the FPSO Xikomba



The average number of training hours per employee, calculated over the entire Company but excluding the fleet operations was 12.8 in 2006. Training for newly hired offshore workers is governed by a code of practice and a training matrix. All such workers are identified on board the units by a green helmet and are guided by an experienced employee as their personal mentor. The time spent on training, including on the job training, largely varies with the discipline of the individual worker. Locally hired personnel are trained with a focus on personal development. A total of 85% of local management vacancies were filled through internal promotions in 2006.

Social Accountability

The Company engages all senior and national staff for the offshore fleet operations under direct employment. The complement of the crews is currently employed through approved manning agencies with the objective to gradually fill also these positions with national staff. In order to ensure compliance with the UN Universal Declaration of Human Rights, the ILO Conventions and the OECD Guidelines for multinational enterprises, as addressed in the Code of Conduct, the Company is in the process of certifying all operations outside OECD countries in accordance with SA 8000.

The Company continues to own and operate an FSO offshore Myanmar under a long-term lease contract with Petronas. As Social Accountability International (SAI) has advised the SA 8000 Advisory Board that external SA 8000 certifications are disallowed in Myanmar until the ILO lifts its sanctions against the country, the Company conducted several internal SA 8000 suppliers' audits. This included audits of manpower agencies for fitters and painters and for the crewing of the FSO Yetagun. All audited suppliers were approved as acceptable, subject to comments for which corrective actions were taken and improvements were implemented, with the exception of the application of freedom of association.

Moreover, in the business communications with Petronas, the Company continues to stress the importance of compliance with internationally agreed human rights standards.

The total amount of taxes paid to the local authorities in Myanmar over the lease and operation of the FSO Yetagun amounted in 2006 to US$ 475,000.

Community

The Company operates offshore facilities in a large number of countries worldwide under long-term contracts and it frequently undertakes construction activities in fabrication yards in developing countries. Wherever the Company operates in the world, its goal is to be responsive to community needs and to maximise local content through utilising as much as possible in-country resources and products and by making the maximum use of local manpower. Skills development and technology transfer is pursued through training programmes to improve the technical capabilities of the local labour force.

In countries of operation the shore base manager is responsible for assessing local needs for social, economical and environmental improvements and for providing support to local communities, in order to realise such potential improvements. The Company's progress in some projects is briefly described hereafter:

- Brazil
  The Company continued its commitment to the social programme of Casa do Menor, founded in the mid-eighties, targeting street children and teenagers in one of the poorest neighbourhoods of Rio de Janeiro. After a period of socializing, the children are helped to enter into basic professional education. Sponsorship includes meals, uniforms, materials for the workshops and instructors' wages. After their apprenticeship the Company supported the best six students in finding a job with its subcontractors in the Macae area.
- Angola
  In a similar manner as in Brazil, the Company supports a project to lodge, feed and educate street children in Luanda. In addition the ESSA training centre, providing education and offering workshop facilities focusing on basic mechanical and electrical training, received a process control room simulator from the Company.
- Nigeria
  In Nigeria the Company supports a welding school in the yard of Nigerdock. In 2006 the Company built in this yard a tanker loading terminal buoy for export to Cameroon.

Periodic meetings with the project owners and visits of their activities continue to confirm the effectiveness of the Company's community investments. For 2007 SBM Offshore aims to realise community projects in Sakhalin (US$ 50,000), Myanmar (US$ 100,000), Angola (US$ 1,250,000) and Brazil (US$ 200,000).



Transfer of a mooring hawser by a small workboat

Health, Safety and Environment

Health

The Company is committed to the implementation of the following health policies throughout its worldwide operations:

- Health & Well Being Policy;
- Malaria Policy;
- Drug and Alcohol Abuse Policy;
- Smoking Policy.

Welfare meetings are held monthly on every unit of the fleet. Issues addressed include health, safety and environmental training, newly hired worker supervision, safety and emergency response, results of internal audits and the progress on the health, safety and environmental plan. It is not the purpose or function of the welfare committees to take the role of 'unionised' worker representations and its members are not elected. Local management, safety officers and crew representatives attend the periodic meetings which are open to all personnel.

Noise surveys are carried out every two years on the units of the fleet and medical personnel are available on board. SBM promotes HIV and AIDS awareness on board by posters and medics' campaigns. The Company focus is on management led safety initiatives.

Safety

Sadly, two fatal accidents occurred in 2006 in the context of the Company's activities in Nigeria. A young promising Nigerian employee drowned in an accident with a personnel transfer boat between the construction yard of Nigerdock on Snake Island and the port of Lagos. One employee, employed by the joint venture company operating the FPSO Mystras at the Okono field, was killed by a fatal gunshot wound during an exchange of fire between hostage takers and the Nigerian Navy.

The Lost Time Accident (LTA) statistics are based on industry standards, which define an LTA as an accident leading to one or more working days away from work. The Lost Time Accident Frequency Rate (LTAF) is calculated by multiplying the total number of accidents by 200,000 and dividing this by the total number of manhours worked in relation to the activities reported.

In 2006, a total of one LTA was reported for the fleet operations with an LTAF of 0.05, compared to an LTA of two and an LTAF of 0.10 for 2005. The total number of manhours reported for the fleet operations in 2006 was 3.7 million.

For the project execution and construction activities, two LTAs with a LTAF of 0.10 have been reported against respectively three and 0.21 for 2005. The total number of manhours worked for project execution and construction activities in 2006 was 4.1 million.

The reporting scope covers all work under SBM direct management for the fleet operations and all manhours of the Company's personnel in project execution and construction activities.

The decreasing trend illustrated in the LTAF Statistics 2002-2006 graph, is a result of the commitment by all employees to ensure construction and operation activities in a robust and effective safety culture.


LTAF Statistics 2002 - 2006
Fleet operations
Project execution and construction
LTAF
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.14
0.21
0.30
0.41
0.36
0.17
0.10
0.21
0.05
0.10
2002
2003
2004
2005
2006

Environment

SBM Offshore is aware of the potential environmental impact associated with the handling of hydrocarbons offshore and is fully committed to the protection of the environment throughout its operations. Within the broad scope of environmental aspects related to its operations, special attention is paid to avoidance of oil leakages, to prevention of flaring and of emissions to water and air, and to minimising the use of energy.

The Company has a firm commitment to:

- comply with local environmental laws;
- establish environmental management systems (ISO 14001);
- raise environmental awareness through training and instruction;
- control and reduce pollution emissions and to minimise waste production;
- comply with company procedures for the safe handling, storage and disposal of hazardous waste;
- comply with MARPOL, the international marine environmental convention to minimise pollution of the seas.

The four vessels operating offshore Brazil have an ISO 14001 certified environmental management system in place. Emission data are collected and reported to the client for incorporation in their emission reporting system.

In all its operations the Company applies a strict reporting system on environmental incidents involving leakage of oil or release of gas or chemicals, irrespective of quantities. A total of 27 such incidents were reported in 2006 ranging from the release of one litre of an oil water mixture from a laboratory drain tank, to automatic venting of gas to the atmosphere over a short period of time via a process vent tower. It should be noted that in all incidents involving leakage of oil, spills have been contained on board the units through the closed drain systems, which form an integral part of the facilities design, and no hydrocarbon release into the sea has occurred.

One of the Company's operations, the FSO Okha offshore Sakhalin, Russia, is located in a particularly critical habitat. All local environmental requirements and permits are managed by SBM Offshore's client Sakhalin Energy Investment Company.

As an illustration of the robustness of its management



The 'tool box talk' prior to an offshore installation operation is an important part of the safety procedure

systems, SBM Offshore achieved a score of 97% in the Operations Integrity Audit conducted in 2006 by ExxonMobil on the three FPSOs operated by the Company for ExxonMobil under long-term contracts.

Subcontractors

The construction of facilities supplied or leased by the Company is outsourced to dedicated sub-contractors worldwide, with a concentration of activities in the Far East (Singapore and Malaysia), the Middle East (United Arab Emirates) and the Gulf of Mexico (Texas, Louisiana). Subcontractors are selected and approved in accordance with a strict qualification programme, based on compliance with established Company criteria. All subcontractors are required to acknowledge and adhere to quality, health, safety and environmental principles (QHSE). The Company conducts audits periodically during the construction period. Principal objectives of the audit are to confirm existing controls are being implemented effectively, to identify any omissions and to assist sub-contractors to improve their management systems. The approval status of a sub-contractor is subject to periodic re-assessment.

After an initial risk assessment all products procured from vendors and sub-contractors are categorised in a ranking from A to D. Based on their respective risk category, supplier inspection and acceptance levels are applied ranging from inspection at point of delivery only (category D), to frequent or full time inspection at the sub-contractor's premises (categories A and B). In 2006 70% of the Company's subcontractor base was included in the QHSE audit scope. Although not applicable in 2006, such audits also apply to contractors to be selected for decommissioning of facilities.

In its audits at construction yards the Company assesses quality, health, safety and environmental performance. Audit procedures cover policy, leadership and commitment, management system, responsibilities and procedures, identification of hazards and risk assessments, competence assurance and training, compliance with health, safety and environmental regulations, storage and waste management, preventative actions (energy saving, recycling, use of refurbished equipment), internal audits, management reviews and auditing suppliers. In 2006 a total of 24 sub-contractor audits were performed. For the 12 non-compliances encountered, corrective actions were required and improvements implemented.

Outlook 2007

The Company believes that corporate social responsibility is of increasing importance to be a well-appreciated member of society and a quality business partner. Major oil and gas companies require their business partners to adhere to the highest social and environmental standards. Furthermore, several financial rating institutions are encouraging enhanced transparency and improved performance in social and environmental areas where possible. The Company recognises this as a valid and legitimate appeal in a changing world where private companies increase their 'footprint' on society, automatically accompanied by an increasing responsibility.

Therefore, in 2007 the Company will focus on several initiatives to respond appropriately to these developments:

- implementation of the revised Code of Conduct;
- extension of the implementation and certification of management systems as presented in the compliance matrix;
- improvement of the social and environmental data collection and reporting system, to enable the Company to report in accordance with the Guidelines of the Global Reporting Initiative, as far as relevant to SBM Offshore.

In addition to these initiatives, the Company will keep its focus on the strict avoidance of any negative impact on society and on the improvement of social contributions where possible.

Report of the Board of Management

Introduction

As expected a year ago, the market has been quite buoyant during 2006 and there is no doubt that this will remain so for several years to come. The best indicator is the planned high level of activity in the sector of exploration and development drilling. The global fleet of almost 400 offshore drilling rigs is presently occupied at well over 90% and during the year, long-term contracts for deepwater rigs have been awarded in large numbers at high rates generating a wave of investment by the drilling contractors. Construction contracts for an additional 100 offshore rigs have been awarded, about 40% of which for use in deep water, and deliveries are scheduled up to and including the year 2010. The Company business follows in the wake of drilling activities, a couple of years down-cycle, implying that the demand for its products and oil and gas production services will remain at a good or high level for at least a further 4 to 6 years.

This favourable market has enabled SBM Offshore to generate a record high order intake and the portfolio at the end of 2006 is exceptional not only in quantity but also in quality as it incorporates a mix of both traditional and new products, a good balance of lease and turnkey business and reasonably good margins, terms and conditions.

As previously explained, it has become obvious through the year that this 'Seller's market' is more favourable to the players in the upper part of the supply chain such as raw materials vendors and equipment suppliers. Much favoured are also the owners of construction plants and of offshore service vessels, including drilling rigs in particular. Only to a lesser extent does this Seller's market benefit companies like SBM Offshore which, as project developers, are closer to the 'Buyers' end of the chain.

Indeed, the Company outsources all component supply and construction activities and suffers from short bid validities, high prices, tough conditions, inflexibility and long or even late deliveries from vendors and subcontractors.

The main element of the Company's risk control system, which is centred on strict pass-through principles, is challenged every day by this high demand Seller's market.

The present and near term business profile summarised in a nutshell:

- a high volume of activity and therefore high turnover;
- margins are just good, not exceptional; high results come from the volume;
- execution risk is at its highest and controlling that risk is most essential.

It is in this context that the performance for this year, and for the next 5 years, needs to be assessed.

To respond to the need for more resources and enable the Company to execute its large order book, the capacity of engineering and project management has been increased by 32% compared to 2005. In particular, a fourth execution centre has been created in Kuala Lumpur, Malaysia. The intention is to develop this centre further through 2007 and achieve approximately 400,000 manhours per year, thus increasing the total capacity of the Company including Monaco, Schiedam and Houston, to 2.2 million manhours per year. A strong management team has been set up in Kuala Lumpur to increase the presence of the Company in the

Part of the staff of the Company's fourth execution centre in Kuala Lumpur



South East Asia region and to catch a good share of the business opportunities in the region.

The performance of SBM Offshore has been quite satisfactory with operating results substantially higher than the previous year i.e. when eliminating the part of net profit resulting from the sales of (FPSO) assets. The year 2007 has started with a record high portfolio around twice as high as 2006.

This is expected to generate through the coming year a 20% increase in net profit, and a sharp accelaration of capital expenditure as commented in this report.

2006 has offered an opportunity for significant growth and the Company has effectively expanded by all measures: execution capacity, order book, financial performance, net worth and market capitalisation.

Management continuously evaluates whether a major diversification or consolidation through M&A would be required to maintain a satisfactory growth rate through the future years. The Company is of the opinion that, in the present market conditions where demand will remain high for several years, there is no need to diversify nor to consider major acquisitions: organic growth will continue to be the strategy.

This organic growth policy is motivated by the firm view that in this risk intensive business, focus is the most important way to control risk. A company can outperform its competitors only with absolute focus and Management considers that this is a surer way to deliver value than under a growth profile based on mergers and acquisitions.

It is most important to adapt the Company for a business environment in constant evolution and to prepare it for the long-term. Along the principle that technology creates value for customers and inherently for shareholders, SBM Offshore gives utmost importance to the development of products that anticipate the future needs of the offshore oil and gas industry. The long-term strategy is further developed in this report in the paragraph addressing the Company's future.

In line with the decision previously announced, the Company will divest its airport infrastructure activities. A transaction has been concluded with one party to take over the Passenger Boarding Bridges activities of the NKI Group and discussions concerning the sale of the remaining activities of NKI, airport counters and signage, are well advanced.

Group Activities 2006

Summary

All operating units in the offshore oil and gas services activities positively contributed to the results of the Company in 2006. The execution of many of the contracts has benefited from the synergy between the operating units and from the complementary nature of the different disciplines and specialisations available in the respective Group companies. The implementation of Corporate Engineering Standards and the harmonisation of reporting and risk control systems between the operating units have further increased the efficiency in the execution of the large variety of projects.

The most noticeable achievements in the year have been:

- orders from ExxonMobil for the fifteen year lease and operation of two FPSOs for the Mondo and Saxi-Batuque fields in the Kizomba 'C' development area offshore Angola;
- start of operation of an Extended Well Test system for Petronas offshore Turkmenistan in the Caspian Sea;
- start of service of the new deepwater installation vessel 'Normand Installer';
- order from Chevron for the turnkey supply, installation and three years operation of an FPSO for the Frade field offshore Brazil;
- start of operation of the FPSO Capixaba in the Golfinho field offshore Brazil under a seven year lease and operate contract with Petrobras;
- contracts with the Brazilian drilling contractors QGP and Odebrecht for the supply of dynamically positioned semi-submersible drilling units;
- contract with Murphy for the five year lease of a new built semi-submersible floating production unit for the development of the Thunder Hawk field offshore Louisiana in the Gulf of Mexico;
- order from Shell for the fifteen year lease and operation of an FPSO for the development of the BC-10 field offshore Brazil.

Details of these main achievements and of the other activities of the Company in the year 2006 are presented hereafter.

Lease and Operate Activities

At the start of 2006 the Company had seventeen long-term lease and operate contracts in hand for production and/or storage systems, fourteen of which were at that date in operation and the other three units under construction. Furthermore, the Company covered the management of the operation of an FSO for Total offshore Nigeria and of an FPSO for ExxonMobil offshore Equatorial Guinea.

All units in operation performed without any major problems during the year at a cumulative average throughput rate of just under one million barrels per day. A total of 360 million barrels were exported from the fleet in the year 2006, representing a total of 562 tanker offloading operations. Total production uptime of the fleet reached 99%. This high uptime has been the basis for the payment of substantial bonuses, in particular for the units operating under long-term contracts with Petrobras and the FPSOs operating for ExxonMobil, for which the operating contracts are subject to bonus schemes taking into account not only the performance but also safety and environmental statistics and adherence to the operating budget.

In January two new orders were added to the portfolio with the signing of lease and operate contracts with the ExxonMobil affiliate Esso Exploration Angola (Block 15) Limited, operator of Angola's Block 15, for two FPSOs for the Mondo and Saxi-Batuque fields in the Kizomba 'C' development area. The contracts are entered into by two Sonangol/SBM joint venture companies; Sonasing for the 'bare boat' leases, and OPS for the operation of the two units, each for durations of 15 years. The FPSOs are based on the conversion of VLCCs from the Company's inventory. Conversion and topsides engineering is performed in Schiedam, whilst the design of the external turret systems is performed at the engineering offices in Monaco. The turret structures are built in Angola, whilst fabrication of the topside modules as well as the vessel conversions and the topsides and turret integration work are subcontracted to fabricators and yards in the Far East. The Mondo FPSO is scheduled to come into operation offshore Angola by the end of 2007, with the Saxi-Batuque unit following by the middle of 2008.

Early March saw the start of operation of the Extended Well Test system in the Caspian Sea offshore Turkmenistan under a three year lease and operate contract with Petronas Carigali (Turkmenistan) Sdn. Bhd. The EWT consists of a Mobile Offshore Production Unit (MOPU), a jack-up platform carrying the process facilities initially handling the production flow from one production well completed at the surface, linked by a subsea flowline to an FSO permanently moored at 800 metres from the MOPU. Based on the excellent performance of the EWT, Petronas decided in the latter part of 2006 to retain the unit for the further field production and drill a further two production wells. Modifications to the topsides required



A jack-up drilling unit positioned next to the MOPU offshore Turkmenistan to drill two additional production wells

to handle the increased flow rates, and the installation of a floating flare to handle additional gas volumes, were successfully completed by the Company on location offshore Turkmenistan.

In April, several weeks in advance of the contractual date, the FPSO Capixaba arrived offshore Brazil and produced first oil from the Golfinho field in May, under a lease and operate contract with Petrobras for an initial period of seven years. Production through the FPSO has been ramping up to design capacity in the weeks after start up and the unit has been in continuous production operation since then.

In September the Company signed a lease contract with Murphy Exploration & Production Company USA and it's co-producers Dominion Exploration & Production Inc., Hydro Gulf of Mexico, L.L.C. and Marubeni Offshore Production (USA) Inc. for the provision of a new built semi-submersible floating production unit for installation in the Thunder Hawk field located in Mississippi Canyon Block 736, offshore Louisiana in the Gulf of Mexico. The facility, based on the DeepDraft Semi™ design, will be moored in 1,800 metres water depth and equipped to produce up to 60,000 barrels of oil and 70 million standard cubic feet of gas per day from the initially installed process equipment. The unit will have the capability for further expansion to accommodate additional production from satellite discoveries or third party tie-backs. The produced oil and gas will be exported via steel catenary risers into existing pipelines.
The contract is based on a production handling agreement providing the Thunder Hawk partners full capacity of the facility for an initial period of five years. Remuneration for the facility will be a combination of a fixed daily fee, payable

during the initial five years of operation, plus a fee per barrel, or barrel equivalent for the gas, applied over the total hydrocarbon production handled by the facility.
Construction of the hull has started at the Dynamac yard in Singapore whilst construction of the topsides, and their integration with the hull, will be performed at a yard in Texas. Offshore installation is scheduled for late 2008.

Late October 2006 the Company signed a contract with Shell, on behalf of themselves and their partners Petrobras and ONGC, for the lease and operation of an FPSO for the development of the BC-10 field offshore Brazil. The FPSO will be based on the conversion of a VLCC hull from the Company's inventory and will have the capacity to process 100,000 barrels of oil and inject up to 75,000 barrels of water per day back into the reservoir. The unit will be owned and operated in joint venture with MISC Berhad. All engineering for the project will be performed in Monaco and vessel conversion has been subcontracted to a yard in Singapore. The initial firm commitment of Shell under the contract is for a period of fifteen years, commencing in late 2008 / early 2009. There are provisions in the contract for further extensions up to five years.

In Malaysia construction of the FPSO Kikeh, to be utilised for the eight year lease and operate contract with Murphy Sabah Oil Company Ltd, is on schedule and within budget. Execution of the project is in joint venture with MISC Berhad and is based on the conversion at the MMHE yard in Malaysia of one of the Company's Stena 'C' class vessels. A joint SBM/MISC project management team is responsible for the budget and schedule control of the design, construction and offshore installation phases of the project. The Company's new deepwater installation vessel 'Normand Installer' has been mobilised for the installation of the FPSO in the Kikeh field, scheduled for the second quarter of 2007.

The contract for the Okha FSO, operating for Shell offshore Sakhalin Island, was extended until the end of 2007. It is to be expected that, in view of the progress with the onshore infrastructure project and the construction of the LNG plant and oil export terminal in the south of the island, the FSO could still be required by Shell for a further period into 2008.

The lease to Total of the LPG FSO at the Nkossa field offshore Congo was in the course of 2006 extended until November 2007. In March 2007 Total also exercised the remaining four year extension period defined in the contract, extending the service of this FSO until November 2011.



The deck of the FPSO Kikeh as seen from the top of the flare tower

Upon the installation by Mobil Producing Nigeria of a production platform and an FSO, the FPSO Falcon completed in March 2006 its role as Early Production System in the Yoho field offshore Nigeria and has been de-mobilised. The FPSO, under contract with ExxonMobil until November 2008, is currently on stand by in the Far East, awaiting a decision from ExxonMobil on the future utilisation of the vessel.

In the fourth quarter of the year the FPSO Firenze has been demobilised from the Aquila field in the Adriatic Sea for inspection in a yard in Greece to assess the unit's suitability for a prolonged service life. This unit, converted in 1998 from a hull provided by Agip, was initially contracted for a period of five and a half years and extended three times one year. Pending the result of the inspection the lease contract with Agip has been suspended.

Resulting from the developments within the lease portfolio described above, the Company had at year end fifteen owned or part-owned units in operation under lease and operate contracts and a further two units under operate only contracts. Five more units were under construction for start of operation in the course of 2007 and 2008, all under long-term lease contracts.

Although not affecting the 2006 results, nor the value of the order portfolio at year end, it is worthwhile mentioning that in January 2007 the Company received from Talisman Energy Norge AS an order for a MOPUstor™, a production jack-up installed on a subsea storage tank, for the re-development of the Yme field. This order covers the design, construction, installation and subsequent lease of the MOPUstor™ and a subsea tanker loading system.
The seabed supported storage tank, construction of which has already started at the yard of MMHE in Malaysia, will be installed in the summer of 2008, thus enabling Talisman to commence drilling of production and injection wells. The jack-up platform carrying the process equipment, to be built in the United Arab Emirates, is scheduled to be installed early 2009. The initial lease commitment from Talisman is for a period of five years, starting upon completion of the installation and commissioning of the MOPUstor™ in the Yme field. The contract includes options to extend the lease period up to a total of fifteen years.

This order from Talisman for a MOPUstor™ in the Norwegian sector of the North Sea, and the contract with Murphy for a DeepDraft Semi™ production facility in the Gulf of Mexico are in line with the strategy of the Company to expand its range of offshore oil and gas production facilities beyond the current shipshape FPSOs, and to enter new geographical areas for its leasing operations.

Turnkey Supply and Services Activities

Ongoing work on a number of large turnkey supply contracts, obtained in 2005, was carried forward into 2006. New order intake in this segment of the Company's activities reached a record high in 2006, boosted by the lumpsum elements of the FPSO lease contracts for ExxonMobil, the order from Chevron for the supply of an FPSO and the orders from Brazilian drilling contractors for the supply of semi submersible drilling units. The activities in 2006 are described hereafter by type of product or service.

Large Production Systems

The hull structure for the Independence Hub DeepDraft Semi™ Floating Production System for Enterprise Products LLP was successfully completed in the second quarter of 2006 at the yard of Jurong in Singapore and subsequently transported and delivered at the Kiewit yard at Ingleside, Texas. At this yard the topside deck was lifted onto the hull and integration was completed in the fourth quarter 2006. The unit has in the meantime been towed to location and hooked up in the preinstalled anchor pattern. The FPS, operating in the record water depth of 2,400 metres, provides a gas gathering and production system for remote deepwater subsea wells from several different oil and gas operators that comprise the Atwater Valley Partners consortium.

Flash gas compression barges for the Kashagan field in the Caspian Sea under construction at the Lamprell yard in Dubai



The construction of the SeaStar® Tension Leg Platform for the Neptune field in the Gulf of Mexico, operated by BHP Billiton, has advanced well throughout 2006. All construction work for this project is being performed on the Gulf Coast of the USA, with the topsides deck in Louisiana and hull, tendons and piles in Texas. The SeaStar® TLP, the Company's fifth in the Gulf of Mexico, will be installed in 1,300 metres of water and will have a production capacity of 50,000 barrels of oil, a throughput of 50 million standard cubic feet of gas and 30,000 barrels of water injection per day. Completion is planned for the second quarter of 2007.

The construction of the three flash gas compression barges for the Kashagan field in the shallow waters of the northern Caspian Sea offshore Kazakhstan progressed steadily throughout the year at the Lamprell yard in Dubai. In order to accommodate the delays in the overall field development and to allow for the incorporation of a substantial number of design changes requested by the client, it has been agreed with the field operator Agip KCO to reschedule the delivery of the three barges to the middle of 2007.

In April 2006 Chevron Frade LLC, a subsidiary of Chevron, awarded the Company a lump sum Engineering, Procurement, Construction and Installation (EPCI) contract for the provision of an FPSO based on the conversion of the VLCC 'Lu San' from the Company's inventory. In addition to the EPCI contract the parties entered into an agreement under which the Company will operate the FPSO for Chevron for a minimum of three years following start of production, scheduled for the second quarter of 2008.

The FPSO, moored in 1,080 metres of water depth by an internal turret accommodating 33 risers, will be fitted with topsides for the production of 100,000 barrels of oil, treatment and compression of 106 million standard cubic feet of gas and treatment and injection of 150,000 barrels of water per day.

The engineering of the conversion and the topsides of the FPSO is performed in Houston and the internal turret system is designed in Monaco. Module and turret fabrication will be performed at fabricators in the Middle East, while tanker conversion and integration work is subcontracted to Dubai Drydocks in Dubai.

Large Mooring Systems

Following the completion by Woodside of the FPSO 'Nganhurra', and her arrival on location at the Enfield development offshore Australia, commissioning of the largest disconnectable external turret system ever built was achieved early 2006. The system consists of a cantilever structure mounted on the vessel bow, comprising the fluid manifolding and swivel arrangement, and a permanently anchored riser column. The commissioning included a test of the disconnect and reconnect sequence between vessel and riser column.

Connection at the Enfield offshore Australia of the riser column to the turret structure mounted on the bow of the FPSO 'Nganhurra'


NGANHURRA

Design and construction of the internal turret mooring system for the Floating Production Unit (FPU) P-53 for Petrobras' Marlim Leste Field in the Campos Basin offshore Brazil progressed in 2006 on schedule and within budget. This internal turret mooring, accommodating a total of seventy-four flexible risers and the related piping, manifolding and swivel arrangements, will be the largest ever built. The turret system which permanently moors the FPSO in a water depth of 1,080 metres, will be positioned using nine mooring lines composed of chain and polyester rope segments. Fabrication of the turret and integration into the FPU are performed by the Keppel FELS yard in Singapore. Completion is scheduled for mid 2007.

All components of the spread mooring system of the Agbami FPSO of Chevron to be installed on the vessel, were delivered to the Daewoo yard in Korea for incorporation in the hull. This includes the mooring porches, the anchorline connectors, and the winch and sheave arrangement to be mounted on the vessel deck. Chain and wire rope for the twelve mooring legs have been procured and fabrication of the suction anchor piles is performed in Nigeria at the Nigerdock yard. The complete mooring system will be installed in 1,435 metres water depth offshore Nigeria using the Company's installation vessel 'Normand Installer'. Hook-up of the Agbami FPSO, the largest ever built, will follow upon her arrival at the offshore site in the course of 2007.

The manifolding decks and swivel stack of the internal turret mooring system of the P-53 Floating Production Unit



Construction of the external turret system for the mooring of the permanent LPG storage vessel for the Belanak field, operated by ConocoPhillips Indonesia Inc, is progressing at the P.T. Profab yard in Batam, Indonesia. The turret, to be incorporated in the bow of a new built FSO under construction in South Korea, will be hooked-up in the anchoring and riser pattern of the CALM system supplied by the Company in 2006 for the mooring of a chartered LPG tanker, used as a temporary storage unit at Belanak.

Deepwater Export Systems

In the course of the year the deepwater export system for the Erha field of ExxonMobil was commissioned offshore Nigeria. Construction of the three systems contracted in 2005 for Greater Plutonio (BP, Angola), Agbami (Chevron, Nigeria) and Akpo (Total, Nigeria), was well advanced by year end.

The deepwater export systems are very large CALM buoys, installed at a distance of approximately 2,000 metres from spread moored FPSOs used for the development of a number of oil fields off West Africa. The buoys are linked to the production and storage vessels by means of two or three large diameter steel or flexible flowlines, suspended between the vessel and the buoy. At this distance from the FPSO, export tankers can moor safely to the buoy and receive their cargo from the FPSO through the flowline system and the piping and hose systems of the buoy.

An important feature of the contracts for these deepwater export systems is that a very large part of the construction of the buoys, as well as the suction piles for the anchoring systems, is performed at local yards: Sonamet in Angola and Nigerdock in Nigeria.

Fluid Transfer Systems

A major achievement during the year has been the construction for Murphy Sabah Oil Company Ltd of the Gravity Actuated Pipe (GAP™) system for the transfer of multiple live produced fluids on the Kikeh Field offshore Malaysia. Construction and assembly of the system required the creation of a construction site in the jungle of Borneo, with a length of 1,500 metres perpendicular to the coast.

The GAP™ will connect the SPAR Dry Tree Unit and the turret moored FPSO vessel installed in the Kikeh field 1,600 metres apart. The GAP™ consists of a neutrally buoyant pipe carrying steel oil transfer pipes and a control and power umbilical. The bundle is suspended between the two floating units and stabilized in a horizontal configuration at a depth of



The Gravity Actuated Pipe (GAP™) for the Kikeh field, consisting of a (yellow) carrier pipe and (white) high pressure fluid transfer lines, nearing completion at the assembly and launching site on the coast of Borneo

150 metres under the water surface through tension provided by gravity. Fluid transfer between the pipe bundle and the floaters at the two extremities is by means of flexible lines. This near surface transfer system, patented by the Company, greatly reduces flow assurance problems caused by hydrate formation and waxing.

The launching of the GAP™, tow to site and hook-up between the Dry Tree Unit and the FPSO will be performed in the second quarter of 2007 using the Company's installation vessel the 'Normand Installer'.

The supply and installation of a Trelline™ flexible export line at Shell Nigeria's Bonga field was successfully completed in the last quarter of 2006. The line, with a total length of over 2,000 metres and a 20 inch diameter, is suspended between the spread moored FPSO and the SBM supplied export buoy at a depth of about 100 metres under the water surface. The Trelline™ concept is based on the utilisation of a bonded rubber hose and has been developed in conjunction with Trelleborg.

Tanker Loading and Discharge Terminals

The market for the supply of traditional offshore tanker loading and discharge terminals of the Catenary Anchor Leg Mooring (CALM) type has been rather steady over recent years and although competition on price has been very severe in a number of projects, the Company has been successful in securing a large market share. It is worthwhile to note that new orders are not only for units to replace older installations but also for expansion of existing terminals and terminals at new locations.

The Company secured the following new terminal orders in 2006:

- from Petrobras for the supply of two large and complex CALM terminals for tanker loading at Pra in the Campos basin offshore Brazil;

- from Reliance Industries Limited for the supply of one crude oil import and two product export systems for installation at Jamnagar, India;
- from Technip Consortium for the supply of a tanker discharge terminal for Petrovietnam's Dung Quat Refinery project in Vietnam;
- from Mobil Producing Nigeria Unlimited contracts for the supply of a new CALM buoy for the Qua Iboe terminal;
- from Chevron Nigeria Limited contracts for the supply of two new CALM buoys for the Escravos terminal.

The engineering and project management for these terminals are executed in Monaco and in Houston.

Supply of Drilling Units

The high demand from the oil companies for drilling units for exploration and development drilling has over recent years resulted in a boom in the construction of new jack-up and semi-submersible drilling rigs. Last year the Company reported several orders for the supply of design packages and special components for both jack-up and semi-submersible drilling units. Clients for these orders were either the drilling contractors, or the yards specialised in the construction of drilling units.

With the saturation of the capacity of the traditional rig building yards, but drilling contractors still requiring new rigs to honour long term drilling contracts signed with the oil companies, the Company identified a business opportunity. By combining the extensive rig design experience with the experience acquired in subcontracting and managing construction of large structures for the offshore oil industry, the Company was able to offer a turnkey solution to the drilling contractors.

This approach resulted in 2006 in the signing of two contracts for the supply of Dynamically Positioned Semi-Submersible Drilling Units as follows:

- a contract with Queiroz Galvao Perfuraçoes S.A. for the supply of a new built dynamically positioned drilling unit of

Computer generated image of a Dynamically Positioned Semi-Submersible Drilling Unit of the GustoMSC TDS 2000 design


GustoMSC
TDS 2000 P

the GustoMSC TDS 2000Plus design. The unit will be able to operate in water depths up to 2,400 metres and be capable of drilling up to 7,500 metres below the seabed. Delivery is scheduled for the first quarter 2009;

- a contract with Odebrecht Drilling Services LLC for the supply of a new built TDS 2000Plus drilling unit. The unit will be able to operate in water depths up to 2,000 metres and be capable of drilling up to 7,500 metres below the seabed. Delivery is scheduled for the third quarter of 2009.

In January 2007 a third order was added to the series with the signing of a contract with Delba Perfuradora Internacional S.A., also from Brazil, for the supply of a Dynamically Positioned Semi-Submersible Drilling Unit of the GustoMSC TDS 2500 design. This rig will be delivered in the first quarter of 2010.

Construction of all three rigs has been subcontracted to IMAC-Gulf Piping Company, an offshore construction yard in Abu Dhabi, United Arab Emirates, which over the years built many offshore tanker loading terminals and complex turret structures for the Company.

These turnkey supply contracts were taken as a result of exceptional market conditions; it is not expected that the Company will encounter similar opportunities in the future.

Design Services and Supply of Special Components

In addition to the orders for the turnkey supply of drilling units described above, the Company also obtained and executed a large variety of orders for design services for drilling units and offshore construction vessels, in certain cases combined with the supply of proprietary hardware components. A number of the most significant orders are described hereafter.

Orders for Basic Design Packages for New Facilities:

- from Saudi Aramco for a Maintenance Jack-up, equipped with a 550 tons crane, to be used to install, maintain and, where necessary, repair Saudi Aramco's fixed platforms and pipelines;
- from Saudi Aramco for a Cantilever Drilling Jack-up based on the GustoMSC CJ-series design;
- from Labroy Offshore Ltd in Batam, Indonesia for four Cantilever Jack-ups of the GustoMSC CJ design for operation in 100 metres water depth in relatively moderate offshore conditions. Labroy will deliver the rigs to the Norwegian company Standard Drilling ASA in 2008 and 2009;
- under a joint design agreement with KeppelFELS for dynamically positioned drilling semi-submersibles of the GustoMSC DSS series for Maersk Contractors, Global Santa Fe and Queiroz Galvão Perfurações for delivery in 2009 and 2010;
- from JackupBarge BV for two jack-ups of the SEA2000 design, suitable for construction support, maintenance and accommodation in water depth up to 40 metres, to be built at the Batam yard of Labroy Shipbuilding & Engineering Pte Ltd;
- from Daewoo Shipbuilding & Marine Engineering (DSME) for the design, fabrication and supply of an offshore personnel transfer bridge, a telescopic access gangway mounted on a pedestal to be installed and operated on Chevron Texaco's Tombua-Landana compliant tower drilling and production platform, located offshore Angola. The bridge will be used for the safe transfer of personnel from the compliant tower to and from tender assist drilling semis moored alongside during the first phase of the field development.



Computer generated image of the telescopic access gangway for personnel transfer between the Tombua-Landana tower and tender assist drilling semis moored alongside

Conversion and Upgrade Engineering Orders:

- from Transocean to perform the engineering for the upgrade of the Sedco 702 and 706 semi-submersible drilling rigs to dynamic positioning, to carry more operating deck load and transit payload, and to increase riser storage and tensioning capacity;
- from Atwood Oceanic to perform engineering necessary to upgrade the semi-submersible drilling rig 'Atwood Falcon' for drilling in 1,500 metres water depth;

- from Atlantic Oilfield Services, Dubai, to perform the engineering for the upgrade of the ex-Sedco 708 semi-submersible to be suited for drilling in 700 metre water depth. The work included upgrading of the mooring system, increasing the payload and drilling variable loads, and increasing riser storage and tensioning capacity;
- from Frontier Drilling to perform basic engineering design for the refurbishment and upgrade of the second generation dynamically positioned drill ship 'Peregrine II', including re-definition of general layouts, basic scantling drawings, systems schematics and shipyard work scope definition;
- From WellOps (Helix Energy) to perform concept definition and engineering to retrofit the offshore construction vessel 'Q-4000' with a drilling system capable of operations in water depths up to 2,100 metres with a conventional surface and a subsea Blow Out Prevention system.

Proprietary Component Supply Orders:

- from Siemens AG contracts for the design, fabrication and supply of process equipment for two gas compression modules for Shell's Gbaran Ubie Integrated Oil and Gas project in Nigeria;
- in conjunction with the order for the basic design package for the jack-up drilling rigs for Standard Drilling ASA, orders from Labroy Offshore Ltd for the supply of MSC's proprietary jacking, leg fixation and skidding systems for all four jack-ups.

Offshore Contracting and After Sales Services

The year 2006 has been extremely busy with execution of a large variety of orders in all areas of activity including offshore contracting, spare part supplies and system overhauls.

Lowering of flexible risers over the stern of the 'Normand Installer'



Offshore Contracting

Both dynamically positioned installation vessels of the Company, the 'Dynamic Installer' and the 'Normand Installer', taken into operation in April 2006, were fully occupied with installation work related to several of the Company's EPCI contracts and a series of contracting jobs for third parties.

The 'in house' work included:

- change out of two CALM buoys at the Takula terminal of Cabgoc offshore Angola;
- disconnection of the FPSO Falcon at the Yoho field of Mobil Production Nigeria;
- installation of the Trelline™ flexible export line between the FPSO and the deepwater export buoy in the Bonga field offshore Nigeria;
- disconnection of the FPSO Firenze offshore Italy, using a chartered vessel.

The main 'third party' contracts included:

- diving and subsea inspection, repair and maintenance works for ENI offshore Congo;
- replacement of subsea hoses for Marathon Oil offshore Equatorial Guinea;
- laying and tie-in of flexible flowlines and umbilicals for Addax on the Okwori field offshore Nigeria, under a subcontract from Subsea 7;
- laying and tie-in of flexible flowline for Total on the Amenam field offshore, Nigeria;
- laying and tie-in of flexible flowlines for ENI on the Okono field offshore Nigeria;
- installation of rigid spools and mattresses for Mobil Production Nigeria under a subcontract from Acergy;
- installation of flexible jumpers in deepwater for Cabgoc on the Kuito field offshore Angola;
- hook up of the FPSO, deepwater export buoy and flexible export lines between the FPSO and buoy in Total's Dalia field offshore Angola, under a subcontract from Technip.

Spare Part Supplies and System Overhauls

With over three hundred CALM type terminals and fifty FPSO and FSO mooring systems supplied by the Company currently in operation, the supply of spare parts and overhauls of such systems made a large contribution to turnover and profitability.

The type and complexity of this activity covers a very wide range but included:

- refurbishment of the swivelstack of the disconnectable turret mooring of Woodside's Cossack FPSO;

- refurbishment of the swivelstacks of the Jabiru and Challis FPSOs operated by Coogee offshore Australia;
- overhaul of a CALM system at Tarragona, Spain for Repsol;
- complete overhaul of two CALM terminals for Shell in Nigeria.

Airport Infrastructure Projects

NKI Group has seen a recovery of the airport infrastructure market in 2006. This recovery has been illustrated through several new orders received towards the end of the year for the supply and installation of Passenger Boarding Bridges (PBBs) and orders in the other activities of NKI, such as airport counters and signage.

The most significant orders obtained in 2006 include contracts for:

- delivery of counters for Shanghai Pudong airport (China), Cancun airport (Mexico), Hanoi airport (Vietnam), Keflavik airport (Iceland), Atlanta and JFK airport (USA), Hyderabad and Bangalore airport (India);
- supply of counters, signage and canopies for the new Terminal 3 of Cairo airport, Egypt;
- delivery of PBBs for Frankfurt airport (Germany), specially designed to handle the new A380 Airbus;
- 'temporary' counters for Doha airport (Qatar) at the occasion of the Asian Games.

These new orders exceed in value the deliveries made in the course of 2006 and result in an improved order book. The airport market gives clear signals that the recovery of passenger numbers after the 9/11 crisis in the United States is generating capacity problems at many airports which are now willing to invest in new facilities and to upgrade existing facilities.

FPSO Capixaba started operation in the Golfinho field offshore Brazil in May 2006


FPSO CAPIXABA

SBM Offshore Lease Fleet
























Field Name	Client	Country	Vessel Name	Type	Year
TANTAWAN	Chevron	Thailand	Tantawan Explorer	FPSO	1997
AQUILA	Agip	Italy	FPSO Firenze	FPSO	1998
RANG DONG	JVPC	Vietnam	Rang Dong I	FPSO	199[illegible]
KUITO	Chevron	Angola	Kuito	FPSO	1999
ESPADARTE	Petrobras	Brazil	Espadarte FPSO	FPSO	200[illegible]
	ExxonMobil		FPSO Falcon	FPSO	2002
RONCADOR	Petrobras	Brazil	FPSO Brasil	FPSO	200[illegible]
XIKOMBA	ExxonMobil	Angola	FPSO Xikomba	FPSO	2003
OKONO	Agip	Nigeria	FPSO Mystras	FPSO	200[illegible]
MARLIM SUL	Petrobras	Brazil	FPSO Marlim Sul	FPSO	2004
SANHA	Chevron	Angola	Sanha LPG FPSO	FPSO	200[illegible]
GOLFINHO	Petrobras	Brazil	FPSO Capixaba	FPSO	2006
KIKEH	Murphy Oil	Malaysia	FPSO Kikeh	FPSO	200[illegible]
MONDO	ExxonMobil	Angola	FPSO Mondo	FPSO	2007
SAXI-BATUQUE	ExxonMobil	Angola	FPSO Saxi	FPSO	200[illegible]
BC-10	Shell	Brazil	FPSO Espirito Santo	FPSO	2009
BARINOV	Petronas	Turkmenistan	Oguzhan	MOPU/FSO	200[illegible]
THUNDER HAWK	Murphy	USA		Semi-Sub	2008
YME	Talisman	Norway		MOPUstor	200[illegible]
NKOSSA	Total	Congo	Nkossa II	FSO	1996
PA	SEIC	Russia	Okha	FSO	199[illegible]
YETAGUN	Petronas	Myanmar	Yetagun FSO	FSO	200[illegible]



Balance of Initial Lease
Confirmed Extension
Contractual Extension Option
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2022 2023 2028 2029 2030
02/07
08/08
12/07
09/08
09/12
12/09
06/08
06/13
11/08
11/16
05/08
05/12
11/10
01/11
04/12
04/14
05/13
05/13
07/15
12/22
05/23
01/24
03/09
10/13
01/14
11/06
11/11
12/07
05/15

Human Resources

Labour

Once again the increase in the number of projects obtained by the Company has required all Group companies to increase their staff by hiring additional permanent and contract personnel. In Monaco a consequence of this increase has been the need to lease and purchase extra office space to accommodate more staff. At the same time, coping with new legislation is not always easy although the Company's business unit in Schiedam quickly adapted to the revised Dutch social regulations affecting new health care, disability legislation and changes in pension law, in order to be fully compliant.

In Houston the major HR challenges during 2006 have been to deal with the large increase in staff (30%) required to meet the needs of the ongoing work and also to complete the harmonisation of the workplace policies and various benefits plans (medical, pension etc) between the three companies (Atlantia, GustoMSC, SBM-Imodco), which previously were different. These three companies have smoothened their cultural differences and now work closely together on many of the ongoing projects in the Houston office. This enabled personnel to broaden their knowledge and capabilities to the benefit of not only the Group companies, but also the employees themselves.

The overall number of people employed at SBM Offshore in the offshore oil and gas related activities has at year end 2006 increased to 3,824 persons, with a further 72 people employed in the airport infrastructure activities of the NKI Group. The opening of a fourth execution centre in Kuala Lumpur, Malaysia, was successfully made by transferring experienced senior staff from within the Group to act as Department Managers and commencing an intensive hiring campaign to recruit local people to provide both technical and administration staff. At year end, 80 staff were working at SBM Malaysia, mostly in engineering departments, but hiring also commenced for project management staff to provide a fully integrated project execution capability in Kuala Lumpur.

The distribution of the total number of personnel in the oil and gas related activities between the lease and turnkey supply segments of the Company and, within each of these segments, the split between permanently employed staff and contracted personnel are shown in the following chart.


Permanent Turnkey
Permanent Lease
Contract Turnkey
Contract Lease
703
1560
663
898
Total 3824

The second chart shows the distribution of the total number of staff over the four main execution centres, the staff in other offices, construction sites and shore bases worldwide onshore, and the worldwide offshore manning of the fleet.


Monaco
Houston
Schiedam
Kuala Lumpur
Worldwide Onshore
Worldwide Offshore
817
1342
670
497
80
418
Total 3824

The Company's internship programme continues to expand with more young engineers and support staff from prime universities joining the Company ensuring a flow of talented young staff.

The effect of pressure from the international offshore engineering labour market has made the recruitment of new staff a major effort for all Group companies. An experienced workforce is reaching retirement age throughout the engineering industry worldwide. The big challenge is to remain an attractive employer with a low staff turnover, providing competitive salaries and benefits which retain the staff employed, and minimising the turbulence caused by replacements. Staff turnover figures are 8% which is fairly low compared to the average in Europe and the USA and can be attributed to the Company providing equitable remuneration, good working conditions and very interesting technical challenges that provide professional satisfaction.

Remuneration

Efforts have been made at the year end to revise the 2006 remuneration upwards to enable the Company to remain at the upper end of the peer group in terms of total package, including salary and bonus, so that SBM Offshore retains its personnel and remains attractive to potential recruits. The Employee Share Ownership Plan (ESOP) continues to involve staff in the Company's successes by encouraging employees to invest in SBM Offshore shares, with a significantly increased subsidy from the Company in 2007. Certain senior staff receive share options.

Staff Absence

For 2006, staff absence was 1.8% which is low and equals the figure for 2005.

Cultural Diversity

The Company believes that cultural diversity brings an extra dimension and added value to its work. The opening of a new project execution centre in Kuala Lumpur, which adds significant additional manpower from the Far East, will contribute to the melting pot of innovative ideas and concepts that are necessary to compete in the offshore industry. In total the Company employs staff from 40 different nationalities. Although English remains the operating language of the Company this diversity increases the linguistic abilities needed to efficiently operate in different spheres of global activity.

Competency System

The Competency System is an important tool for the management of the Company's Human Resources, since a wide range of job profiles are needed to operate and employees need to position themselves in the diversified organisation structure. It is used for lateral transfers of staff members to functions most suitable for their abilities. This means that more people move into the right place, without the Company having to recruit externally. Formal performance appraisals and competence assessment are effective and staff can see their career path possibilities in a broader and more transparent manner.

The Fleet HR Competence Assurance System continues to be developed and monthly reporting now includes trends per discipline per vessel so that transparency is greatly increased. With increased focus from senior management, the system has become more valuable to the activities of personnel development and promotion planning.

Consequently progress trends for some disciplines are beginning to plateau showing the completion of the early stages of the system. The system has been reviewed by all clients and is appreciated for its integrity, simplicity and transparency.

Training of Onshore Staff

The training program for all onshore staff has continued in all business sectors, notably for younger graduates but also for new managers. Training is diversified but covers external training in engineering technical subjects such as welding, finite element analysis and specialised FPSO technology courses, advances in IT technology, offshore safety, general management training and attendance at seminars and conferences. Internal courses are concentrated on language lessons, computer classes and the most valuable training comes from stays on construction sites and offshore floating production units.

Training of Offshore National Staff

During 2006, the Company has continued to increase the recruitment of national staff globally. The overall Company training strategy, including training of nationals, is reviewed by the Fleet HR Department located in Monaco and managed by the individual shore bases. The extent of resources being committed to the training of nationals is increasing especially in Angola and Brazil but also with significant efforts and successes in Equatorial Guinea and Vietnam. Training programmes are wide ranging and can start with several months of English language training gradually building to technical training and/or trade apprenticeships.

HR activities in Macae Shorebase, Brazil

In 2006 the three main activities of the Macae HR department were:

- selection, recruitment and manning of the FPSO Capixaba to comply with the contractual obligation of 80% national crew from the start-up of the operation;

Offshore safety training of FPSO crew members



- coping with increased national staff turnover and significant pressure on salary scales resulting from the arrival of several other FPSO operators new to Brazil, and from the increase of client recruitment to meet their own expanding requirements;
- to continue and meet planned nationalisation objectives, whilst facing increased pressure with the introduction of new Immigration Resolution 72 in October 2006 linking the ratio of nationals to expatriates with FPSO time in service such that after two years, FPSOs must be manned with 67% national staff.

Training coordination activities have played a busy role integrating and completing training required by national legislation and clients' requests, mandatory Company safety and technical training, language education and onshore Computer Based Training Modules and Process Operations Simulator training. In order to improve communication between nationals and expatriates, the Company established a service contract with an internationally known English school. Using modern methodology with highly qualified teachers, the classes are performed onshore and offshore, for national and expatriate employees learning both Portuguese and English. Currently more than 300 people on the four FPSO units are enrolled. The addition of a dedicated training coordinator in Macae raises the efficiency of these efforts.

Activity within the FPSO Central Control Room Simulator training centre in the Company's Macae facility was a big success in 2006 with 108 candidates going through the courses. A total of 2,789 hours was achieved by 83 national and 25 expatriate candidates. Also, more than 1,050 hours of dedicated central control room operations training was performed onboard FPSO Capixaba. The training facility enables the Company to provide development training for new employees, and for existing employees to improve their knowledge and skills to operate the process and utility systems offline without risking live plant stoppages.

Training on the Process Operations Simulator at the Macae shorebase in Brazil



Training in Vung Tau, Vietnam

The Vietnam shorebase uses a mix of external providers and highly successful sub-contract 'on-the-job' training personnel. In addition to external training courses, good progress has been made with 'on-the-job' training using visiting local trainers who conduct English classes and technical mentoring.

Training in Malabo, Equatorial Guinea

In Equatorial Guinea 15 trainees came 'onboard' in March 2006 and the dedicated SBM mentor and the discipline supervisors began an intensive period of familiarisation with vessel and safety procedures. The trainees were tested regularly on their knowledge of safety and vessel orientation as they were put through a long period of familiarisation. All the trainees have now signed contracts with Mobil Equatorial Guinea Inc after six months of probation from when they first started offshore. They benefit from having a 'full-time' trainer/mentor to provide continuous 'on-the-job' training and also individual discipline mentors with whom they discuss the goals for a particular rotation. The trainees will involve themselves with any plant work or upsets that take place during the rotation to allow them to gain experience. A comprehensive tracking register shows each trainee's progress.

Training in Luanda, Angola

Examples of activities for around 100 trainees in Luanda include: 8 marine cadets currently attending Glasgow Nautical College in the UK, 14 trainees attending Cape Town University following deck engineer courses, 9 attending Capetown False Bay College studying mechatronics, electrical heavy current and attending courses in fitting and machining, and a further 14 studying the production fundamentals in Vukani Petroleum Institute in Capetown. This is a major effort and continues to be developed and refined as the Company's experience grows.

Welding school at Nigerdock, Nigeria

At the Nigerdock Training School the 2006 training sessions provided by the Company to Nigerian welders and fitters were adapted to suit the yard's demand. These requirements continued to be quite high and covered the general welding processes such as submerged arc for 206 persons, but also included the more difficult welding of exotic materials such as Super Duplex and Copper Nickel for selected staff.

Research and Development

Introduction

SBM Offshore is active in the development of new systems and components to enable safe and economic energy recovery from offshore areas. The major focus of the present R&D effort is on deepwater floating production and systems for the LNG supply chain. R&D expenditures amounted to US$ 24.6 million in 2006. A high level of R&D expenditure will be maintained during 2007.

Our technology continues to push back the frontiers of oil and gas production, storage and offloading, enabling economic development in any offshore area.

Current R&D activities include:

Deepwater Systems:

- Steel Catenary Risers;
- TLP depth extension;
- Installation systems;
- Mooring systems.

LNG Production, Transfer and Storage Systems:

- Floating production of LNG;
- Floating storage and regasification;
- Ship-to-ship transfer with standard LNG carriers;
- Cryogenic swivels;
- Floating LNG hoses.

Examples of achievements in these areas are described hereafter.

Deepwater Systems

Steel Catenary Risers (SCRs)

In ultra-deep water, riser systems become a technical challenge and a major part of the field development costs. Large external pressures in these great depths cause flexible solutions to run into weight and cost problems. These large depths however enable steel pipe configurations to remain within limited bending when following floater movements and thus make them suitable for deepwater SCR use. The FPSO with its large displacement is ideally suited to carry a large number of such deepwater SCRs. Concerns of SCR bending fatigue in this use have been addressed and shown not to be a problem in moderate environments.

The Company's testing facilities in the South of France




P10
P3
Suction piles for the anchoring of the FPSO Kikeh to be installed by the 'Normand Installer' at a water depth of 1,350 metres

Further internal R&D studies are underway to speed up SCR laying operations and also reduce their installation costs by placing the pipe make-up equipment on the FPSO by using threaded couplings to assemble the SCRs. When the SCRs are assembled on the FPSO, anchor handling type tugs will be used to pull out the SCR to subsea wells or manifolds. Once the SCRs are laid, conventional tie-in procedures are used to make their connection to subsea facilities.

The above described threaded pipe installation method is also under development for use in the installation of mid-water Oil Offloading Lines (OOLs). These OOLs are used to export oil from spread moored FPSOs by way of a separate deepwater buoy. These large mid-water lines are preferable as they greatly shorten the flow line distance between the FPSO and export buoy, which results in less flow resistance and cost. A problem with the larger OOL line sizes is that they suffer from bending fatigue due to the high frequency wave induced motions of the deepwater buoy. The use of threaded connectors as opposed to welded joints has been shown to increase fatigue life and thus enable the use of the larger line sizes for the offloading lines.

TLP Depth Extension

The use of TLPs has generally been thought to be limited to depths up to 1,500 metres. This limit is a consequence of the TLP mooring physics. The stiffness of the vertical mooring tendon reduces with depth, causing the TLP mass and spring system to move to longer periods. These longer periods are excited by commonly occurring short waves causing fatigue in the tendons. Increasing tendon size in order to reduce periods adds weight to the structure and cost to the tendons, thus making the TLP less competitive in deep water.

A passive air damping system that can be placed on the TLP columns and which damps out the dynamics caused by these longer tendons, has been developed. Work has progressed to incorporate this air damping system in the TLP to enable the economic use of this product in water depths up to 3,000 metres. Tests carried out in 2006 have confirmed the efficiency of this design and results have been used to detail procedures for the sizing of this system. It is the intention to incorporate this damping system in future deepwater TLPs.

Installation Systems

For deepwater installation of the Company's products such as FPSOs and TLPs, the Company has taken delivery of the new deepwater construction vessel 'Normand Installer' in April 2006. To equip this vessel for installations in 3,000 metres, internal developments are being carried out for pile installation and lowering means in these depths.

For pile driving a deepwater hammer has been developed in association with IHC Hydrohammer. This pile driver uses fast burning propellant to supply driving energy for piles and plate anchors at great depth. This feature eliminates the need for a costly and hard to handle umbilical to supply driving energy in deep water.

Mooring Systems

There are a number of offshore hydrocarbon development areas that have extreme seasonal storm events such as hurricanes or typhoons requiring platform evacuation of personnel during these events. To avoid these evacuations, floating systems can be designed with turret disconnect systems that allow for release and sailing away from these storms. These disconnectable systems enable cost savings to be realised on both evacuation expenses and the cost of the mooring system, as they can be designed for lower environmental conditions.

Disconnectable turret systems are also used in the shuttling of hydrocarbon liquids. These turret systems have specific disconnect interfaces with the mooring and thus require that dedicated vessels be used in this shuttle service. A growing area of interest for these systems is the future gas trade which can use dedicated LNG carriers for LNG storage and regasification for send-out through these turret systems to shore based consumers.

The Company has supplied a number of disconnectable systems over the past 20 years and internal developments are being carried out to incorporate technical advances in the offshore industry to design a new generation of such systems. The focus of this work will be on the simplification and improvement of mooring, riser, disconnection and reconnection configurations and the associated hardware for these systems.

One focus area for these developments will be the deep water Gulf of Mexico (GOM). Particular challenges will be the weight and configuration of risers in this deepwater environment. Work will also develop SCR capable disconnect systems for the ultra-deep GOM area where flexible risers cannot be used due to the large external pressures present at these great depths.



Large capacity turret moored FSRU with a discharging LNG carrier berthed alongside on a Soft Quay Mooring

LNG Production, Transfer and Storage

Floating Production of LNG

A concept for a floating LNG production and liquefaction plant in a capacity range of around 2.5 million tonnes per year is being developed. The plant is suited for use in remote areas where pipeline infrastructure necessary for transportation of the gas to a land based LNG facility is technically or economically not feasible.

Floating (Storage and) Regasification

Anticipating that the worldwide LNG import growth will not be handled by existing facilities, alternate offshore FSRU and FRU systems have been developed to handle the projected overflow. The FSRUs for areas like the United States of America would be sited offshore at depths suitable for the easy approach, side-by-side berthing, offloading and departure of LNG import carriers. These FSRUs will be permanently moored by means of a turret or a jacket soft yoke system and have suitable berthing and mid-ship loading arm arrangements for LNG carrier mooring and offloading into the LNG storage tanks of the FSRU. A topside mounted regasification system will draw LNG from these storage tanks, regasify and flow a required amount of gas down flexible risers to a seafloor located subsea pipeline delivering gas to a shore based pipeline grid.

In special areas having offshore subterranean salt deposits, like the Gulf of Mexico, Floating Regasification Units (FRUs) can be used to offload and regasify LNG, sending the gas directly to subsea salt cavern storage and/or pipeline. These FRUs have much larger heat exchangers to rapidly warm the offloaded gases. The system can also be combined with partial storage as on an FSRU to reduce the size of the regasification system or to minimise the standby time of the trading vessel.

Generally, the regasification process onboard a FSRU or FRU would be based on the use of seawater. In areas where sea water use is prohibited because of environmental concerns or in sufficiently warm climates, with minimum temperatures of about 5 degrees Celsius, the use of Ambient Air Vaporisers may potentially be considered instead. Development is ongoing to assess whether these vaporisers, which simply use the heat of the air to warm up the LNG, can be used effectively for floating applications. Preliminary investigations showed positive results and further development is targeted in 2007. If successful then Ambient Air Vaporisers would constitute a cost and energy efficient means to warm up LNG with only condensed water as a by-product and therefore very friendly for the environment.

Ship-to-Ship Transfer of LNG

The offloading of standard carriers must be performed using mid-ship manifolds. Presently the lack of cryogenic hose technology requires that offloading be carried out in a side-by-side mode with cryogenic loading arms. Side-by-side (SBS) mooring and loading arms presently have only been proven for relatively small sea states. To increase the applicability of the FSRUs to more than the benign proven sea states, development work has focused on higher capacity SBS berthing and mooring applications as well as a new, more capable, dynamic loading arm.

Prototype of a cryogenic LNG hose during a bending test at the Company's test facilities in the South of France



A Soft Quay Mooring (SQM) system has been developed to increase both the safety of the berthing operation as well as the offloading sea state threshold. The SQM consists of a weighted quay suspended from articulated arms held 10 to 15 metres away from the side of the FSRU. This quay holds the carrier at a much greater distance than possible with normal side-by-side mooring fenders, and such distance provides ample space to avoid contact between the LNG carrier and the FSRU, both during berthing and offloading operations. Should the berthing carrier approach the SQM too fast, the articulating arms will deflect and absorb the carrier momentum without suffering any damage.

Higher sea state berthing, made possible when operating with this new side-by-side SQM, will result in much larger differential motions for the cryogenic loading arms when transferring the cargo. Presently there are no commercially available loading arms that have been proven to meet these higher requirements. The development of a loading arm having these larger dynamic capabilities is being progressed jointly with a loading arm manufacturer.

Cryogenic Swivels

Cryogenic swivels, capable of long continuous operation below the minus 162 degree Celsius temperature of LNG, are required for single point mooring LNG loading systems. A 16 inch in-line LNG swivel was tested in 2004 for a 5 year simulated life with LNG. This test was used to qualify seals and materials for a larger toroidal LNG swivel required for the Company's single point mooring LNG loading systems. The design, fabrication and assembly of a 20 inch diameter flow path toroidal swivel were completed in 2005. This swivel was successfully tested during 2006 and is presently in the process of being certified for its intended use by a major certification agency.

Floating LNG Hose

Open sea ship-to-ship LNG transfer is presently possible only in benign environmental conditions. With the development of the above described components nearing completion this transfer will be made possible in benign to moderate conditions. A component that will enable tandem transfers in more severe sea states is the floating hose, as commonly used with crude oil tankers The development of such an LNG compatible hose was initiated in 2006. This program is scheduled to have a working prototype ready for test by mid 2007.

The Company's Future

Strategy

Long-term strategy is essential to prepare the Company for maintaining its growth beyond the present favourable period.

The key objectives of SBM Offshore's business plan are as follows:

Expand the product line through development of new technologies:

- develop innovative, cost effective technical solutions and maintain a position of leader in the market;
- continue to develop offshore deepwater technology and generate an increasing volume of sales for related offshore facilities;
- continue to develop technology and marketing efforts in the gas sector and particularly the LNG segment. Establish a position of leading contractor in this market.

Expand the lease business model, to increase the portfolio of long-term, predictable revenues:

- continue to grow the FPSO lease fleet and the lease of other types of facilities whilst improving the returns on capital employed;
- cultivate the position of preferred oil and gas production service contractor on the grounds of quality and reliability. Focus on marketing strategies and partnerships to leverage that position. Aim at the high standard, demanding end of the product line;
- develop the lease business in the Gulf of Mexico and expand the concept to that of hub service for ultra-deep developments.

Maintain a high level of focus on after sales services and offshore contracting and grow this stable, predictable business segment.

Expand engineering and project management resources to achieve a capacity of 2.2 million manhours per year by end of 2007.

Deepwater technology

The future of the offshore oil and gas industry will keep moving further away from the coast and into deeper water. Over the past few years, the Company has expanded its product line to provide comprehensive solutions for the development of deep and ultra-deep offshore oil and gas fields. It now has all the competence and the resources in-house to design, supply and install any or all of the

The DeepDraft Semi™ floating production unit for the Thunder Hawk field will produce oil and gas from subsea wells in over 1,800 metres of water



components necessary for deep offshore developments. The philosophy takes as a primary objective, to make such facilities quasi independent from water depth through the use of surface and near-surface technology. The reasoning is that equipment installed on the sea-bed in ultra-deep water is not only expensive in both capex and opex terms, but also faces technical difficulties with respect to accessibility and flow-control due to low temperatures.

Another advantage of surface solutions is their reduced footprint on the seabed with minimum impact on the environment.

In 2004, a contract was obtained for an innovative DeepDraft Semi™ platform installed in the world record water depth of 2,400 metres in the Gulf of Mexico. In 2006, another contract was obtained for a similar platform, this time on a lease basis, to provide a hub service for a group of producers in the Gulf of Mexico.

The Company is also executing a contract for the first application of its GAP™ patented technology. Behind this acronym is a near-surface transfer solution for production flows of oil, gas, water and controls. The Company is confident that the industry will see in this technology an attractive solution to overcome temperature problems associated with fluid transfer in ultra deep water. This is of particular interest in deep water 'tie-back' developments where the production from satellite wellhead facilities needs to be transferred to a central production unit.

For field developments using very large spread moored FPSOs, deepwater export buoys installed at about 2,000 metres from the FPSO, will remain a key component of the field infrastructure. SBM Offshore is the supplier of eight out of the nine such systems contracted in West Africa to date and is confident to be able to maintain a high market share in the future.

The first bonded flexible solution for the oil export line between the FPSO and export buoy (the Trelline™) was successfully installed on a deepwater export system in West Africa. This success will allow SBM Offshore to bid more competitively for turnkey supply of deepwater export terminals.

Another important element in the definition of the Company's deepwater strategy is the vision of a growing need for 'tie-back' solutions. Indeed, the first move into deep areas is



Lowering of the Trelline and universal joint over the stern of the 'Dynamic Installer'

made on the basis of large reservoir economics that justify investment in capital intensive production facilities. Soon after, as production capacity becomes available on the main facility, the oil producers seek for development of adjacent, smaller reservoirs. The preference goes to satellite facilities tied-back to the main producing centre, as opposed to stand-alone solutions. This evolution is characteristic of maturing oil provinces, very much like what is happening in the North Sea and the Gulf of Mexico. SBM Offshore's product line today is exactly geared to this concept and the Company believes that a long period of sustained, high demand for 'tie-back' developments is coming up.

Lease of Production Facilities

The engineering, supply, installation and operation of oil and gas production facilities is the main component of the Company's operating results. SBM Offshore holds the position of leader in the market of lease and operation of FPSOs.

It is the Company's intention to retain this position and remain focused on the complex end of the business. In particular, focus will be maintained on the high standard business from the oil majors who require integrated competence and large resources in engineering and project management.

The merit of this activity is essentially that it provides long-term visibility of cash flows and earnings; it requires however focused management of the complex financial, operational and contractual risks involved. The Company started this activity as a pioneer in 1979 and has acquired unrivalled experience over the last 27 years; as a result it now operates safely and comfortably in this environment. The risks are further analysed in the Risk Management and Control section of this report.

Lease and operation of such facilities is a capital intensive business and the strategy of the Company is to continue to approach this activity prudently. The following series of principles are applied in a consistent manner:

- no investment on speculation; invest only on the basis of a contract in hand, except for the acquisition of existing tankers or hulls suitable for conversion into an FPSO;
- convert only quality tankers excluding 'early' double hulls with high tensile steel (late eighties, early nineties);
- contract for firm lease periods ideally in excess of five years;
- revenues not exposed to oil price variations;
- revenues not, or only to a limited extent, linked to reservoir performance;
- interest and currency exchange rate risks hedged upon contract award;
- finance the design and construction phase from a Revolving Credit Facility (RCF);
- where appropriate substitute RCF financing by Project Financing for at least 80% of capex by first oil date;
- project debt fully serviced by guaranteed lease income;
- apply conservative policy with respect to depreciation;
- manage fleet operations in-house;
- engage all senior staff for the fleet under direct employment;
- place safety and environmental protection as a primary concern.

Management has decided that the lease and operate business should be further expanded as a major component of the future growth. The lease of other types of facilities is now being pursued, as the same principles can apply to any oil and gas production unit provided that it has at least the same relocatability potential as an FPSO. It is expected that the efforts made during the past three years in the development of gas related technology will offer the Company's lease business another (major) area for expansion in the coming years.

In 2006, two new types of facilities were added to the product line of the lease portfolio i.e. a semi-submersible for deep water in the Gulf of Mexico and a MOPUstor™ for the North Sea. With the persistently high level of oil price, the economics of marginal shallow water fields (up to 120 metres) are now re-evaluated and further production of 'depleted' reservoirs is considered. The MOPUstor™ concept is of particular interest for this latter application.

The FPSO Kikeh, owned in joint venture with MISC Berhad, alongside the outfitting quay of MMHE in Johor Bahru, Malaysia


MOFT

In order to respond to the current developments in the industry, and to secure future business opportunities, a different approach to the bareboat remuneration may be considered under certain circumstances. In the Gulf of Mexico a large number of smaller oil and gas deposits, each operated by a different oil company, are not economically viable as stand alone developments. This has led to the creation of a hub service, whereby individual operators, against a tariff, may tie-in their production to a central processing facility provided by a contractor. Management considers pursuing such opportunities which imply exposure of bareboat revenues, to a certain degree, to throughput and therefore to reservoir risk. Risks will however be mitigated and limited under all circumstances.

Of course, in addition, the Company will continue to be present in the market of FPSOs on a sale basis. In this market the oil companies do invite from time to time Korean shipyards to deliver turnkey facilities using major engineering companies as partners or subcontractors. The decision to pursue turnkey sale prospects will be carefully made before efforts are invested in proposal developments. SBM Offshore will only pursue turnkey contracts when execution is on a lump sum turnkey basis and when the client specifies the performance rather than drives the engineering effort. In that manner, it can bring value to its clients by offering fit-for-purpose, quality units with a firm price and delivery time commitment on which the Company has an excellent track record.

Partnership

Sometimes, the Company considers partnership as an efficient way to pursue and acquire business. In the lease and operate segment, the partners are in general responsible for a pre-defined part of the project. They also acquire a certain percentage of the ownership. Reasons for having equity partners include:

- getting access to certain specific expertise not available within the Company;
- getting access to a tanker under construction in order to meet the required delivery time schedule;
- mitigating business risks, especially for units where the initial lease contract is relatively short;
- taking mutual advantage of a client's preference for a particular company, which does not itself have the necessary competence to supply and install a complete FPSO.

Partnership is only engaged when it both enhances the chances to secure the business and in the long run adds value to the Company's performance.

Gas industry sector

General

Also in 2006, the outlook on the growth potential of LNG by reputed bodies such as the International Energy Agency remains very positive for both the short and long term. The picture is not only positive in terms of LNG volumes but also in terms of supply and delivery destinations as well as short term trading opportunities, all indicating that the LNG market is becoming truly global with market influences dictating short term purchase contracts. In such a global market opportunities undoubtedly exist for new 'non-traditional' LNG importers to source gas and for 'non-traditional' LNG technology providers, like SBM Offshore.

In order to deliver the LNG to the end customer a series of exploitation, production, transportation and transfer facilities is needed. Since onshore and near-shore terminals will not be able to handle all the projected growth, there is a growing interest in offshore solutions. Moreover, such offshore solutions generally have the advantage of being cost competitive and of having a shorter delivery schedule than the traditional (onshore) solutions.

In anticipation of a world changing towards a larger dependency on natural gas in its energy mix, the Company actively pursues the initiative started in 2004 of adopting a centralised focus on developing solutions for the gas industry, notably for LNG, with the objective of becoming one of the world leaders in this new market. The focus concentrates on four main themes:

- Floating LPG Production and Storage
- Floating LNG Storage and Regasification
- Offshore LNG Transfer Systems
- Floating LNG Production and Storage

These four themes are briefly addressed hereafter.

Floating LPG Production and Storage

The successful start-up of the Sanha LPG FPSO in May 2005 has set a new benchmark for the industry and has provided the Company with valuable delivery and operation experience for floating gas processing.

Floating LNG Storage and Regasification

The Floating Storage and Regasification Unit (FSRU) allows



Offloading of LPG from the Sanha LPG FPSO into an export tanker moored side-by-side

delivery of LNG in areas where onshore terminals are not perceived feasible for local permitting, schedule, economic or other reasons. Although there is no FSRU in operation in the world to date, each element of the unit is successfully proven in its own respect and has received approval-in-principle from a Classification Society.

Over the past four years, the Company has undertaken a significant internal FSRU development programme with a particular focus on project execution, system operation and availability performance. In addition, various engineering studies have been performed for oil and gas majors, utility and gas distribution companies and even for governmental development programmes. Recent activities mainly concentrated on developing novel schemes to warm up the LNG to ambient gaseous conditions onboard the FSRU that have minimal impact on the environment and minimize the consumption of gas in the regasification process.

A regasification scheme that will continue to get special development attention in 2007 is the scheme that uses the heat present in the air to heat-up the LNG. This scheme does not require the burning of gas for vaporisation purposes, as is generally the case for LNG terminals in the USA, and the impact on the environment is limited to cooling down of the air, resulting in mist and clean water.

In its marketing strategy the Company will continue to look at locations and customers for which the FSRU provides additional benefits. When selecting the marketing strategy to be adopted for a certain project, careful consideration is given to a 'gas supply chain approach', to maximize the value created from the provided technology. For this purpose the Company has spent significant efforts to set-up partnerships with world players in LNG supply, LNG shipping, local gas distribution and gas marketing.

Project development activities are progressing in various locations, such as Cyprus and Pakistan, with the aim to 'broker' an LNG supply scheme using an SBM Offshore FSRU as a starting point and, in some instances, the Company is applying for the local permits to install and operate an offshore LNG facility.

Offshore LNG Transfer Systems

Following in the footsteps of crude oil (off)loading operations, offshore LNG transfer systems can revolutionise LNG distribution over the world. These systems may allow safe transfer of cryogenic fluids, with a high uptime, either between two vessels (LNG FPSO to LNG Carrier or LNG Carrier to FSRU) or between a vessel and a Cryogenic Offshore Off-Loading (COOL™) terminal.

The Company's efforts in this respect are based on two main principles. The first principle relates to acquiring a full understanding of how an offshore LNG offloading operation can be done safely and what the related uptime is. Such understanding can be best obtained in an approach where numerical analyses, model tests and practice from marine operations are brought together. The Company is in a unique position of being able to adopt an integrated approach with people participating from all disciplines to make sure that newly developed technologies not only work but that the end user, the person involved in the actual operation, actually wants to work with it.

The second principle relates to understanding and reviewing, to the extent possible, the development of key-enabling technologies for offshore LNG transfer systems, such as subsea LNG pipelines and LNG swivels. This requires a continuous dialogue with various people and companies in the industry to become updated on state-of-the-art technology developments and the integration of such industry updates in the Company's own development initiatives.

Floating LNG Production and Storage

Offshore gas fields are currently only developed if the produced gas can be sent to shore by pipeline to local users or to an onshore LNG liquefaction, storage and export facility. A floating LNG Production and Storage plant, or so-called LNG FPSO needs to be developed to allow the production of offshore gas fields in remote areas where such infrastructure does not exist or can not be installed economically. The Company basically follows two approaches for the development of the LNG FPSO.

Development of an LNG FPSO for processing, liquefaction, storage and offloading of LNG will allow production from remote offshore stranded gas fields


LNG/LPG FPSO



A twin Soft Quay Mooring, one of the COOL™ concepts

For the medium size offshore gas reserves widely present in many parts of the world, the Company is developing gas processing, liquefaction and storage facilities together with reputed industry partners, with the aim to monetise stranded or associated gas at attractive rates. The year 2006 has been used to better understand the main technical and safety challenges and develop a concept that achieves the aim mentioned above.

For the development of large stranded gas reserves the Company aims to provide key, specialised components such as LNG offloading systems, turrets, swivels and mooring systems for large floating LNG plants. As these projects will require multi-billion US Dollar investments, the construction of large scale LNG plants will most likely be directly managed by the oil and gas majors. These stranded gas reserves are remotely located in deep water and are not expected to be developed before the next decade.

Conclusion

Next to developing an attractive portfolio of offshore solutions for the gas market, the Company is actively pursuing marketing strategies tailored to gas industry practice, different from the Company's traditional activities. Combining an attractive product line with a corresponding marketing approach will place SBM Offshore in a strong position to become a successful player in the new market of offshore gas processing and transfer facilities.

Risk Management and Control

The Company has reviewed its system of internal control using a risk-based approach to prioritise improvements. Regardless of market conditions, understanding and management of risks peculiar to the international, custom-built and high capital value offshore oil production business is essential to the Company's continuing success. Success means realising operational and financial objectives and complying with relevant legislation and regulations.

For several years the Company has reported on the various risks it faces and the means employed to monitor, control and mitigate them. In 2006 the risks inherent to the Company's business have not substantially changed. The Company's framework for risk management is evolving however, and more formal processes have been implemented to assure stakeholders of proper governance. Spurred by legal obligations, SBM Offshore companies around the world agreed upon a harmonised procedural system in respect of risk identification, assessment and control concerning all business operations. Included in the assessments are regulatory compliance, crisis management and business continuity.

While separate procedures under each of these subjects have existed and operated for some time, the benefit of the above is to bring more transparency to the control environment in each of the Company's execution centres. It also facilitates the monitoring of effectiveness of the risk control system through internal audit procedures. Monitoring may be reinforced by experts from a specialist third party, as required.

The vision of the Company's internal control system followed guidance offered by the COSO Committee and is based upon a three dimensional view of the organisation and being able to examine its operations on all of corporate, project and departmental bases. Like taking a cross-section sample, any inspection of an activity should reveal how it meets the strategic, operational, compliance and reporting objectives of the Company and its stakeholders.

For the purposes of the annual report, the Company has chosen for some years to classify its risks as follows:

- Structural
- Operational
- Lease Operational
- Treasury and Financial
- Financial Reporting



Project review meeting in progress

Each of these risk categories are discussed hereafter. Clearly there are other risk types which are reported internally with reference to administration, engineering, construction and operating. Some of these are covered in the detail below.

Structural Risk

Irregular order intake:

Inherent to the capital goods business and particularly in the oil and gas industry is the highly irregular nature of the new order intake. Project development plans of oil companies can often be delayed or even shelved due to circumstances beyond the control of the Company. SBM Offshore mitigates this risk by having developed the following strategy:

- employ directly a (large) core of competent engineers and project managers around which a limited proportion of temporary staff can be utilised (up to one third of total capacity);
- establish project execution capacity in several locations to ensure maximum flexibility and responsiveness to client needs: Monaco, Houston, Schiedam and Kuala Lumpur;
- develop the lease and operate business for floating facilities, to generate a substantial long-term cash flow and predictable earnings;
- continue to grow the flywheel of after-sales services. The demand for spare parts and services represents regular, predictable order intake and it generates substantial earnings;
- outsource all construction work. The Company does not own and, except for the sole purpose of meeting local content requirements, does not plan to own any shipyard or fabrication plant and therefore does not run the risk of irregular utilisation of construction capacity.

Imbalance between supply and lease contracts:
Supply contracts are attractive in that they generate profit during execution and because progress payments generally permit a neutral cash flow, thereby eliminating the need for capital employed. In the case of lease/operate facilities, there are no progress payments and large amounts of capital have to be tied up. When they come into operation however, lease contracts contribute significant cash flow and high EBIT and net income margins. The result is that when the Company is more successful in obtaining new lease and operate contracts than supply contracts, this puts pressure on the balance sheet, but provides excellent visibility of future earnings and cash flow.

It is virtually impossible for the Company to influence the client's choice between supply and lease. The only way to achieve a balance is through selective bidding, assuming there are sufficient projects of each kind in the market and even then clients' original intentions as to buy or lease may change. The Company's capacity to bid on a supply basis for large new-build production facilities nevertheless maximises its ability to balance the activities between supply and lease within the constraints explained, and a reasonable balance is expected to be maintained in the future.

Operational Risk

The Company provides custom built turnkey solutions to clients' requirements. Whether or not they will be leased, a well-defined Project Risk Assessment is conducted for each proposal to highlight any unusual aspects for management review before the Company is committed.

The technical risk carried by each project is a major preoccupation and is addressed by:

- use of the Company's considerable resources, experience and expertise (including in-house procedures, proprietary know-how and patents) to manage the technical aspects of each project, in terms of engineering, project management, procurement and subcontracting;
- strict adherence to the rigorous Group Management System of Quality Assurance Procedures;
- review by and compliance with the requirements of the relevant Classification Society.

The cost of the technical solution identified for the client is calculated by a highly skilled cost-estimating department. Before submission of an offer to the client, the detailed cost calculation is reviewed, item-by-item, by all appropriate departmental heads, and approved by defined levels of management, depending on the value of the project. Bid validities to clients are matched with those of the principal suppliers or subcontractors to limit exposure to cost increases and delivery times during the pre-sales phase.

A major challenge in 2006, which continues, was the contracting of suppliers and subcontractors in a very buoyant market. Situated between the sellers and the buyers in the

'Normand Installer' during flowline laying operations at the Okwori field offshore Nigeria



market, SBM Offshore has carefully managed the margins by using long-term relationships, commercial agreements, escalation formulae and options.

Execution risk (including offshore installation) of the technical solution is controlled through constant monitoring during the construction, installation and start-up phases. A detailed monthly reporting and forecast procedure to prevent execution delays and budget overrun is used. The consequences of problems in execution, except faulty design, are always insured. The financial viability of major vendors and subcontractors is always verified and strict tendering procedures are applied to procure quality equipment at competitive prices.

A key element of the Company's strategy is to own adequate means for installation of its own floating systems. This policy provides protection from potential scarcity of appropriate means from the specialised installation contractors and from resulting cost inflationary pressures.

The Company operates globally, making careful co-ordination between the respective execution centres, construction sites and shore bases essential. The continuity of operations in each of the principal locations is therefore addressed by business continuity plans setting out the appropriate responses to major potential accidental events, and the necessary steps for re-establishing key functions efficiently.

In this respect, the ability to work from any of the main execution centres using the same tools and systems offers an important advantage.

Lease Operational Risk

The risk management in the construction of floating facilities to be leased to, and operated for, oil company clients is identical to that described above. In addition, the lease and operation of the units brings new risks including pollution, performance, health & safety and crisis which must be managed.

Pollution

No major pollution incident involving FPSOs or FSOs has occurred anywhere in the world. Within the Company, management of pollution risk starts, for all converted units sold or leased, with stringent hull selection and refurbishment procedures and the formal interrogation of the design of process facilities to demonstrate safety and operability. All units presently owned by the Company have certified service lives that go far beyond their contractual commitments.

Once in service the Company maintains the general integrity of the fleet through the application of:

- strict operating procedures and preventive maintenance programmes;
- careful selection and intensive training of high-quality personnel and direct employment of all positions of responsibility onboard the units;
- management system accreditation by the Classification Society ABS and compliance with the requirements of the International Safety Management (ISM) Code 2002.

It was decided to certify all units to environmental management standard ISO14001 and this is being implemented throughout the fleet.

Pollution insurance is taken out for the maximum available from a Protection & Indemnity Club and indemnification by the client is obtained above reasonable ceilings.

Performance

Compensation rates may not be paid or only partially paid by clients if units do not perform as per the contract requirements. System availability is assured by tried design, verified construction and planned, preventive maintenance as well as condition-based monitoring. The Company has operated F(P)SOs for over 135 vessel years with a total operating downtime of less than 1%; this is well below the typical contractual allowance and has therefore not caused loss of revenue to the Company. Insurance cover for loss of earnings is contracted when considered appropriate.

Offshore Health & Safety

The Company has a duty of care to protect personnel within its operations from the potential health hazards posed by hydrocarbon processing and by toxic substances. Internal expertise and a management system in this area are supplemented by third party preparation of Operational Safety Case studies.

All units converted to F(P)SOs since the year 2000 have been made asbestos-free; that means that all known asbestos has been removed during the conversion period. For the units converted before 2000 asbestos is covered by the use of a strict policy onboard the F(P)SOs. These units have an asbestos register recording any and all asbestos material's type and location. Any work in the vicinity of asbestos material is to be executed by a licensed asbestos removal contractor.

A code of practice covering asbestos management, integrating the DOT Merchant Shipping Notice M 1478 'Asbestos Health Hazard and Precautions' and the UK Statutory Instrument Number 2675 'Control of Asbestos at Work Regulations', is applicable to all persons onboard F(P)SOs of the Group.

The Company applies other codes of practice covering benzene and mercury management onboard its F(P)SOs.

Crisis management

The Group Management System includes Emergency Contingency Planning which describes the procedures for responding safely to an emergency onboard a Company offshore unit.

In case of an emergency, the Monaco Emergency Control Centre (MECC) is ready to be activated, consisting of:

- Emergency Control Room, under the responsibility of the Production Operations Manager, liaising with the 'in country' Shore Base Manager who himself liaises with the Offshore Installation Manager of the Company offshore unit and the client locally;
- Relative Response Room, under the responsibility of the Human Resources Manager of SBM Production Contractors, liaising with the families of the offshore crew;
- Media Response Room, under the responsibility of the President of SBM Production Contractors, liaising with the client-nominated person for press releases.

Emergency exercises are regularly held involving the Company's offshore units and the 'in country' shore bases, the MECC, the clients and external specialised contractors playing the roles of families and the media. A debriefing takes place immediately following the termination of the exercise which is fully documented with the lessons learnt being incorporated into the Emergency Contingency Plan (revised annually).

Treasury & Financial Risk

Payment risk

Before the acceptance of each contract, a detailed review of its terms and conditions is carried out from technical, commercial, financial, and legal points of view. Bank or parent company guarantees are negotiated with customers and if any doubts remain as to the financial strength of any customer, payments due in respect of supply contracts are covered by Letters of Credit.

FPSO Capixaba by night



Lease financial risk

When making a proposal to lease a floating facility, three main risk factors have to be evaluated: client risk, country risk, residual value risk.

If the client is a company of insufficient financial strength to guarantee full payment under the lease, then a parent company guarantee will be sought. In addition, depending upon the size and location of the project and the Company's overall exposure to a particular country or client, the Company will secure limited recourse project finance in order to transfer most of the risk to international banks. Lenders insist on having a detailed technical review performed by an independent expert of their choice.

Beyond the traditional fixed day-rate lease model, the Company sees an increasing tendency for clients to look to contractors to share risk by linking part of revenues to production throughput or even to oil price. The Company takes a careful approach to such circumstances firstly by capping the risk to an acceptable level in the worst case scenario and secondly by ensuring an appropriate balance between the potential risks and rewards. It will continue to use project finance and hedging instruments where appropriate.

Residual value risk relates to the portion of the investment which is not amortised over the initial guaranteed lease period. Deciding on the level to be accepted involves taking a view on the likelihood of the lease continuing, the technical re-usability of the unit and the future demand in the market. The Company maintains a cautious approach when establishing this key parameter by keeping the residual value well below the anticipated market value. On average, leased facilities are fully depreciated over a period of approximately ten years, or over the guaranteed lease duration when longer.

Preparations for the laydown operation of the SALM mooring system of the Okha FSO at the start of the winter season offshore Sakhalin



Experience shows that almost all lease and operate contracts have been extended and no unit has been redelivered with a book value higher than the scrap market price. This provides considerable comfort and indicates that contract extensions are inherent to the oil companies' contracting model whereby initial periods are established systematically in the most conservative manner.

Treasury risk

SBM Offshore is exposed to financial market risk, mainly relating to currencies and interest rates. The functional and reporting currency of the Company is US Dollars and almost all offshore revenues are in US Dollars. There are however significant cost elements and some investments in Euros and other non-US Dollar currencies leading to potential exposures on operating costs and equity. The lease business is particularly capital intensive and substantially financed with floating rate debt giving rise to interest rate exposures.

The policy of the Company is to minimise profit volatility and to hedge all significant currency and interest rate exposures, using mainly fixed rate instruments. The Company does not engage in any speculative activities. The market value risk on financial instruments (in particular interest rate swaps) can be significant and, under IFRS rules, variations can impact profitability where the hedge does not accurately match the underlying exposure. The Notes to the Financial Statements provide details of financial instrument policies, accounting treatments and market values.

Counter party risk is minimised by entering into hedging contracts only with banks rated 'A' or better. Treasury exposures are reviewed on an ongoing basis. Project exposures are hedged at the outset, monitored on a monthly basis and updated as changes in the exposures are recognised. Treasury reports every month to the Board of Management of SBM Offshore and quarterly to the Audit Committee of the Supervisory Board.

As a departure from the policy of full hedging certain Euro based equity and profits have not been hedged, to the extent such items are not considered material in the overall context of the Company. However volatility in the €/US$ exchange rate does result in some limited volatility in the Company's reported profit and equity.

The Company does not hedge during the bid phase for prospective projects using financial instruments but does seek to cover significant foreign exchange exposures through currency adjustment mechanisms in its tender prices.

Treasury prepares a twelve-month rolling cash plan on a quarterly basis to monitor liquidity and borrowing requirements. The business unit cash plans are built up from the detail of each project and accurately forecast liquidity. Decisions on corporate and project finance are then driven by the consolidated cash plan. Project financing is undertaken where there is a need to transfer non-core business risks outside the Company.

Financial Reporting Risk

Financial Reporting Risk is mitigated through the application of a system of project monitoring and reporting briefly discussed hereafter.

Every lease and operate contract as well as every project under construction is reported on a monthly basis to the management of the appropriate subsidiary company. The report incorporates the original budgets, client-approved change orders and costs incurred to date, together with any important positive or negative variances incurred or identified as likely to be incurred, with explanations. Each subsidiary company is supervised by a board that contains at least one member of the Board of Management who is responsible to ensure that important variances are brought to the attention of the Board of Management. Once per quarter, the status of the Group's major projects are reported to the Supervisory Board of SBM Offshore.

Installation of the electrical swivel on top of the swivel stack of an FPSO



Operating companies prepare local management reports on a monthly basis and financial statements on a quarterly basis for inclusion in the consolidated report of the Board of Management to the Supervisory Board. External financial reporting consists of the mid-year and full-year financial statements. The irregular nature of the new order intake and of project deliveries can cause significant variations from one quarter to another in the turnkey supply reporting segment. Publication and comparison of quarterly figures could therefore be misleading and is not considered appropriate.

All financial statements, including local management reports, are reviewed by the Group Financial Control department to ensure consistent treatment of specific issues and to help identify, in advance, any accounting or related issues requiring detailed investigation. External auditors are also provided with copies of internal management reports.

Over 2006 the Company upgraded its internal management reporting capability to take full advantage of IT developments. This ensured that tailored reports for different purposes (internal or external reporting) can be produced from the same source system improving the speed and accuracy of such reports. A new accounting manual was launched and communicated through operator training.

Financial information provided in press releases is derived from the same reporting systems and is subject to a strict review process.

Risk Management and Internal Control concerning Financial Reporting

The Company implemented a comprehensive integrated financial reporting system during 2006, which has enhanced its ability to produce accurate financial information within stricter reporting deadlines.

The Company considers that in respect of financial reporting:

- risk management systems and internal control measures provide reasonable assurance that financial reports do not contain any material inaccuracies;
- there are no indications that risk management systems and internal control measures did not work properly in 2006;
- there are no indications that risk management systems and internal control measures will not work properly in 2007.

Except for the continued roll-out of financial reporting systems to individual reporting units, no major changes to risk management systems and internal control measures are expected to be implemented in 2007.

Highlights

The consolidated result for 2006 is a net profit of US$ 216.3 million, a 4.2% decrease in comparison with the 2005 net profit of US$ 225.8 million, which included a net gain of $ 79.8 million in respect of the sale of the FPSO Serpentina. In 2006, after adjusting for the sale of 49% of the Company's interest in FPSO Brasil to MISC Berhad (net gain in excess of US$ 10 million) operational profits therefore show an increase of approximately 40%.

Basic earnings per share amounted to US$ 1.55, compared to US$ 1.66 in 2005, and proposed dividend per share is US$ 0.77 versus US$ 0.825 in 2005 (2005 comparatives restated to reflect the four for one share split).

New orders in the year totalled US$ 4,916 million (of which 72% from the turnkey sales segment), compared to US$ 1,510 million of new orders in 2005.

Turnover rose to US$ 1,990 million, a 31% increase in comparison with US$ 1,519 million in 2005.

Total order portfolio at the end of the year was US$ 6,992 million compared to US$ 4,058 million at the end of 2005, an increase of 72%. Of this, some 57% or US$ 4,005 million relates to the non-discounted value of the revenues from the Company's long-term operating lease contracts in portfolio at year-end.

Operating profit (EBIT) margin decreased to 12.8% compared to 18.1% in 2005. Net profit margins decreased to 10.9% (14.9% in 2005). Both reductions result from the FPSO Serpentina sale in 2005, and the higher proportion of turnkey sales business in 2006 (including revenues in respect of finance leases on which no margins are recognised during the construction period).

EBITDA amounted to US$ 477.5 million, marginally lower compared to US$ 482.2 million in 2005.

The year was marked by several important issues:

- a record inflow of new orders, not only for new leases, but particularly for turnkey contracts (including major FPSO projects, newly developed products and an opportunity for supplying drilling rigs on a turnkey basis);
- the sale of 49% in the FPSO Brasil to strategic partner MISC Berhad;
- the start-up of two lease contracts, the MOPU and FSO for Petronas in Turkmenistan, and the FPSO Capixaba for Petrobras in Brazil;
- the total investment in fixed assets in 2006 amounted to US$ 309 million, which is lower than in 2005 (US$ 399 million) mainly due to the accounting treatment of the FPSO Mondo and Saxi Batuque contracts as finance (capital) leases.

Segmental information in respect of the two core businesses of the Company during 2006 is provided in the detailed financial analysis which follows. Turnover by geographical area is included in the Notes to the Consolidated Financial Statements.

It should also be noted that the Company adopted IFRS as from January 2004 and financial information concerning 2002 and 2003 in the detailed analysis below has not been restated from Dutch GAAP and includes the Company's former shipbuilding division.

Order portfolio


in millions of US$
New Orders
Offshore
Shipbuilding
Turnkey
Lease
5000
4000
3000
2000
1000
0
1858
1569
1392
990
1436
634
80
1510
1044
466
4916
3549
1367
2002
2003
2004
2005
2006

Total new booked orders for 2006 amounted to a record US$ 4,916 million. This amount includes new lease contracts (FPSOs for Shell BC-10 and ExxonMobil Mondo and Saxi-Batuque plus a semi-submersible for Murphy Thunder Hawk) as well as substantial turnkey contracts (Chevron Frade FPSO, two semi-submersible drilling rigs). The two FPSOs for ExxonMobil consist of significant lump sum contracts on one hand, plus fifteen year front loaded leases, which are accounted for as finance leases. This means that the entire capital values are recognised as turnkey turnover during construction, but with the return on investment recognised as lease income during the lease period, thus negatively impacting turnkey margins and improving lease margins. Under an operating lease treatment only the partner's share would have been accounted for as a turnkey sale.


Turnover
in millions of US$
Offshore
Shipbuilding
Turnkey
Lease
930
380
1849
1280
1069
537
533
1519
934
585
1990
1396
594
2002
2003
2004
2005
2006

Total turnover increased significantly when compared with 2005, as a result of higher turnkey sales activity levels, and particularly when taking into account the inclusion in 2005 of the FPSO Serpentina purchase option value. Lease and operate turnover increased only marginally as the first revenues from the MOPU/FSO Turkmenistan and FPSO Capixaba compensated for the discontinued bareboat revenues of FPSO Serpentina.


Order Portfolio
in millions of US$
Offshore
Shipbuilding
Turnkey
Lease
5074
4321
4760
4034
4071
498
3573
4059
839
3220
6992
2987
4005
2002
2003
2004
2005
2006

The year-end order portfolio at US$ 7.0 billion is up 72% from last year's level of $ 4.1 billion and represents an all-time high. The current order portfolio includes US$ 4.0 billion (2005: US$ 3.2 billion) for the non-discounted value of future revenues from the long-term charters of the lease fleet, of which US$ 2.6 billion represents the bareboat element of the operating leases. The turnkey order backlog increased substantially, and includes the as yet unrecognised portion of the capital values of the two ExxonMobil FPSOs.

The overall quality of the order portfolio remains high, largely due to the impact of lease/operate contracts with relatively high profitability, but also reflecting growing profitability of turnkey activities.

Profitability

The primary business segments of the Company are the lease and operate activities versus turnkey sales. However, given that both activities are closely related, and each demand the same core technological know-how, it is not possible to specifically allocate all costs to either one segment or the other. For example, when sales costs are incurred (including significant sums for preparing the bid), it is often uncertain whether the project will be leased or contracted on a turnkey lump sum basis. Furthermore, with IFRS limiting the capitalisation of General & Administrative overheads into the asset value of the lease fleet, segmental results are further skewed in favour of the lease activities. Indeed much of the Company's engineering and project management resources contribute to construction of the lease fleet 'at cost' without a Selling, General and Administration costs (S, G & A) mark-up, while the FPSO/FSO fleet results 'benefit' from lower capex and lower annual depreciation. For these reasons, the Company refrains from presenting detailed analysis of segment net profits. In approximate terms however, two-thirds of S, G & A and other operating costs and revenues can be attributed to the turnkey sale segment, meaning that around 39% of EBIT is contributed by turnkey sales and 61% by lease and operate activities.

In 2005 the financial statements were exceptionally affected by the one-off net gain of US$ 79.8 million resulting from the option exercised by ExxonMobil to purchase the FPSO Serpentina. The impact of this transaction is reflected separately in the following graphs.


EBIT
(Operating Profit)
in millions of US$
Shipbuilding
Holding
Offshore
Total
FPSO Serpentina Sale
136
82
-5
-48
149
64
-3
-82
161
275
195
254
2002
2003
2004
2005
2006

EBIT decreased compared to 2005 due to last year's FPSO Serpentina sale. This one-off item was largely compensated by:

- continuing growth from the lease fleet as a result of the start-up of FPSO Capixaba as well as the MOPU/FSO for Turkmenistan in the course of the year, and a full year operation of the units having entered service during 2005;
- additional bonus and maintenance day revenues awarded for FPSO fleet performance, and FPSO/FSO operating cost savings;
- sale of a 49% stake in the FPSO Brasil to strategic partner MISC Berhad resulting in a net gain exceeding US$ 10 million;
- increased profits from turnkey deliveries, reflecting improving market and effective project management;
- increased R&D expenditures;
- full occupancy levels.

As a percentage of the higher turnover, operating profit therefore decreased to 12.8% (2005: 18.1%)

Gross margin in 2006 of US$ 370.2 million (US$ 362.7 million in 2005) consisted of US$ 189.3 million (up from US$ 179.8 million in 2005) from lease and operating activities and US$ 180.9 million (slightly down from US$ 182.9 million in 2005, which included the FPSO Serpentina profit) from turnkey sales.

Net financing costs were lower as a result of the good cash flow generated and associated debt servicing, and as a consequence of renegotiated interest margins on facilities.

The 2006 tax burden was US$ 6.4 million (3% of profit before tax), reflecting the profitability of the US and Dutch operations of the Company, combined with the relatively low tax burden elsewhere, and is net of the realisation and recognition of tax loss compensation in the balance sheet. This compares to a net tax credit of US$ 1.7 million (1% of pre-tax profit) in 2005. The corporate tax burden (excluding withholding taxes and other project taxes) for the Company is expected to average between 5% and 10% of pre-tax profits for the foreseeable future.

For the reasons stated before, no detailed allocation of net profit between lease and turnkey business segments is provided.


Net Profit
in millions of US$
Shipbuilding
Holding
Offshore
Total
FPSO Serpentina Sale
350
300
250
200
150
100
50
0
-50
-100
108
77
-3
-28
4
97
47
-54
92
226
146
216
2002
2003
2004
2005
2006

Dividend


Weighted average earnings per share*
(2002-2003 includes shipbuilding)
in US$
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.61
0.36
0.69
1.66
1.07
1.55
2002
2003
2004
2005
2006

* restated for the four for one split


Dividend per share*
(2002-2003 includes shipbuilding)
in US$
2.00
1.50
1.00
0.50
0.00
0.39
0.35
0.43
0.83
0.54
0.77
2002
2003
2004
2005
2006

* restated for the four for one split

The proposed 2006 dividend, based upon the Company's usual 50% pay-out ratio, is marginally lower than last year's dividend, due to the lower profits and slightly higher number of shares.

Return On Average Capital Employed and Equity



(Weighted) Average Capital Employed
(2002-2003 includes shipbuilding)
in millions of US$
2400
1800
1200
600
0
1184
1732
1818
1886
1747
2002
2003
2004
2005
2006



Return On average Equity (%)
(2002-2003 includes shipbuilding)
in millions of US$
40
35
30
25
20
15
10
5
0
12.5
6.7
14.1
28.1
18.5
21.5
2002
2003
2004
2005
2006

Capital Employed at year-end is virtually unchanged from last year's level although weighted average capital employed decreased from the 2005 level due to the timing of the FPSO Serpentina sale, late in 2005. The impact of any change in the US$/€ exchange rate is negligible.

Return On average Equity (ROE) at 21.5% is still at a very acceptable level but was clearly unable to match the 2005 level which was significantly impacted by the one-off FPSO Serpentina transaction. The Company continues to generate returns on its new leases which exceed the Weighted Average Cost of Capital (WACC), and thus creates value for the Company and its shareholders.



Return on Average Capital Employed (%)
(2002-2003 includes shipbuilding)
in millions of US$
25
20
15
10
5
0
7
3.7
8.9
14.6
10.7
14.6
2002
2003
2004
2005
2006

ROACE (Return On Average Capital Employed) was unchanged in 2006 at 14.6%. This is the combined result of two main factors, namely:

- high profitability from continuing operations, which almost matched the FPSO Serpentina transaction at the end of 2005;
- the much reduced long term debt levels, as a result of the good project cash flow and FPSO Serpentina and FPSO Brasil (part) divestments.

Cash flow / liquidities

US$ million	2002	2003	2004	2005	**2006**
Net profit	77.4	46.6	91.7	225.8	216.3
Depreciation and amortisation	97.8	154.8	209.6	206.8	223.3
Cash flow	175.3	201.4	301.3	432.6	439.6
EBITDA	180.2	219.2	370.8	482.2	477.5
Net liquidities/securities	212.4	167.3	145.1	144.8	339.7
Cash flow from operations*	145.8	296.6	93.1	831.0	592.4
Price : cash flow ratio at 31/12	9.5	8.6	7.0	6.3	10.9

* As per the consolidated statement of cash flows

Cash flow and EBITDA were close to the 2005 level and significantly higher than prior years.

Net liquidities increased significantly to US$ 340 million.

The price to cash flow ratio at year-end 2006 was at 10.9 substantially higher than the previous year, almost entirely due to the increased share price.

Balance sheet

US$ million	2002	2003	2004	2005	2006
Capital employed	1,476.8	1,841.0	1,846.1	1,740.9	1,754.0
Shareholders' equity	679.9	710.6	662.4	895.0	1,118.7
Net Debt	781.7	1,067.1	1,139.6	804.7	585.8
Net gearing (%)	115	150	172	90	52
Net Debt : EBITDA ratio	4.3	3.8	3.1	1.7	1.2
EBITDA interest cover ratio	8.8	5.4	6.1	9.4	15.2
Investment in tangible fixed assets	701.3	530.0	237.3	398.5	309.0
Current ratio	1.16	1.01	0.96	0.78	1.14

Net debt decreased from US$ 805 million to US$ 586 million at year-end 2006. The operational cash flow generated, net of normal annual debt redemptions, more than offset new debt drawdowns to fund new investment.

Shareholders' equity increased by 25% to US$ 1,119 million. Capital employed increased only marginally however due to the reduction in net debt. Management remains clearly focused on the Company's gearing and other balance sheet ratios. The relevant banking covenants are summarised in the Notes to the consolidated financial statements and were all more than comfortably met. The EBITDA based ratios are calculated on the result from continuing operations.

There continues to be no off-balance sheet financing.

Capital Expenditure

Total capital expenditure for 2006 amounted to US$ 309 million (2005: US$ 399 million). The majority of this total is related to new investment in the lease fleet for which the major elements are:

- completion and installation of the MOPU and FSO for the Extended Well Test system for Petronas, Turkmenistan;
- completion and installation of the FPSO Capixaba for Petrobras, Brazil;
- ongoing construction for the FPSO Kikeh for Murphy, Malaysia (49%);
- acquisition of additional office space in Monaco to accommodate increased staff numbers;
- first expenditures on the conversion and equipment procurement for the BC-10 FPSO for Shell, Brazil and the semi-submersible for Murphy Thunder Hawk (US Gulf of Mexico).

Capital expenditure on the two FPSOs for Mondo and Saxi-Batuque, for ExxonMobil, Angola, is excluded from the total amount above, due to the classification of these contracts as finance leases.

In order to understand better what is meant by capital expenditure, it is useful to define the cost elements which constitute the Company's investments. These comprise the external costs (shipyards, subcontractors, and suppliers), internal costs (manhours and expenses in respect of design, engineering, construction supervision, etc.), third party financial costs including interest paid during construction, and attributable overhead. The total of the above costs (or a proportionate share in the case of joint ventures) is capitalised in the Company's consolidated balance sheet as the value of the respective facility. No profit is taken on completion/delivery of such a system for a lease and operate contract.









Financial Statements 2006


L P G
PETROBRAS 53

Consolidated income statement

For the years ended 31 December in thousands of US Dollars

	Notes	2006		2005	
Revenue	1, 2	**1,989,689**		1,519,340	
Cost of Sales		**(1,619,531)**		(1,156,652)	
Gross margin			**370,158**		362,688
Other operating income	3	**2,582**		4,117	
Selling and marketing expenses	3	**(30,661)**		(25,561)	
General and administrative expenses	3	**(63,187)**		(56,180)	
Other operating expenses	3	**(24,626)**		(9,724)	
			(115,892)		(87,348)
Operating profit (EBIT)			**254,266**		275,340
Financial income		**18,390**		13,166	
Financial expenses		**(49,858)**		(64,418)	
Net financing costs	5		**(31,468)**		(51,252)
Share of profit of associates			**(20)**		–
Profit before tax			**222,778**		224,088
Income tax	7		**(6,439)**		1,683
Profit			**216,339**		225,771

	2006	2005
Attributable to shareholders	**216,241**	225,682
Attributable to minority interests	**98**	89
Profit	**216,339**	225,771

	Note	2006	2005
Weighted average number of shares outstanding	8	**139,575,922**	135,948,748
Basic earnings per share		**US$ 1.55**	US$ 1.66
Fully diluted earnings per share		**US$ 1.53**	US$ 1.65

All comparative numbers have been restated to reflect the four for one share split.

Consolidated balance sheet

at 31 December in thousands of US Dollars (before appropriation of profit)

	Notes	2006		2005	
ASSETS					
Property, plant and equipment	10	**1,662,222**		1,704,463	
Intangible assets	11	**33,048**		34,313	
Investment in associates		**45**		202	
Other financial assets	12	**72,145**		102,515	
Deferred tax asset	13	**11,574**		8,196	
Total non-current assets			**1,779,034**		1,849,689
Inventories	14	**15,314**		11,956	
Trade and other receivables	15	**324,117**		239,225	
Income tax receivable	16	**1,176**		1,562	
Construction contracts	17	**324,319**		63,921	
Financial instruments	18	**150,015**		151,823	
Cash and cash equivalents	19	**346,361**		150,925	
Total current assets			**1,161,302**		619,412
TOTAL ASSETS			**2,940,336**		2,469,101
EQUITY AND LIABILITIES					
Equity attributable to shareholders	20				
Issued share capital		**46,359**		40,577	
Share premium reserve		**344,326**		323,776	
Retained earnings		**677,636**		533,927	
Other reserves		**50,379**		(3,236)	
		1,118,700		895,044	
Minority interests		**323**		292	
Total equity			**1,119,023**		895,336
Long-term loans and other liabilities	21	**754,649**		741,440	
Provisions	22	**49,242**		40,908	
Deferred tax liability	23	**0**		0	
Total non-current liabilities			**803,891**		782,348
Trade and other payables	24	**720,139**		430,717	
Current income tax liabilities		**5,691**		4,330	
Borrowings and bank overdrafts		**177,484**		214,106	
Financial instruments	25	**114,108**		142,264	
Total current liabilities			**1,017,422**		791,417
TOTAL EQUITY AND LIABILITIES			**2,940,336**		2,469,101

Consolidated statement of changes in equity

in thousands of US Dollars

	Outstanding number of shares Note 20	Issued share capital Note 20	Share premium reserve Note 20	Retained earnings Note 20	Other reserves Note 20	Total	Minority interests	**Total equity**
	Attributable to shareholders							
At 1 January 2005	134,235,912	45,573	295,983	331,975	38,451	711,982	203	712,185
Foreign currency translation		(6,131)	–	3,934	(3,064)	(5,261)	–	(5,261)
Cash flow hedges		–	–	–	(38,623)	(38,623)	–	(38,623)
Other movements		–	–	2,375	–	2,375	–	2,375
Net income directly recognised in equity		(6,131)	–	6,309	(41,687)	(41,509)	–	(41,509)
Profit for the year		–	–	225,682	–	225,682	89	225,771
Total income and expense for the year		(6,131)	–	231,991	(41,687)	184,173	89	184,262
Stock dividend	1,723,508	554	(554)	–	–	0	–	0
Share options/bonus shares	1,814,904	581	28,347	–	–	28,928	–	28,928
Cash dividend		–	–	(30,039)	–	(30,039)	–	(30,039)
At 31 December 2005	**137,774,324**	**40,577**	**323,776**	**533,927**	**(3,236)**	**895,044**	**292**	**895,336**
Foreign currency translation		4,876	–	(5,978)	5,302	4,200	(67)	4,133
Cash flow hedges		–	–	–	48,313	48,313	–	48,313
Other movements		–	–	5,515	–	5,515	–	5,515
Net income directly recognised in equity		4,876	–	(463)	53,615	58,028	(67)	57,961
Profit for the year		–	–	216,241	–	216,241*	98	216,339
Total income and expense for the year		4,876	–	215,778	53,615	274,269	31	274,300
Stock dividend	1,606,528	494	(494)	–	–	0	–	0
Share options/bonus shares	1,334,683	412	21,044	–	–	21,456	–	21,456
Cash dividend		–	–	(72,069)	–	(72,069)	–	(72,069)
At 31 December 2006	**140,715,535**	**46,359**	**344,326**	**677,636**	**50,379**	**1,118,700**	**323**	**1,119,023**

Within retained earnings an amount of US$ 76.4 million relates to equity of joint ventures and should therefore be treated as legal reserve.

* *The proposed appropriation of the profit for the year is set out in the other information on page 101 of the annual report.*

Consolidated cash flow statement

For the years ended 31 December in thousands of US Dollars

	2006		2005	
Cash flow from operating activities				
Receipts from customers	**2,820,799**		1,581,139	
Payments to suppliers and employees	**(2,223,679)**		(767,675)	
Income tax received / paid	**(4,691)**		17,523	
Net cash from operating activities		**592,429**		830,987
Cash flow from investing activities				
Interest received	**17,632**		12,415	
Interest paid	**(48,846)**		(59,556)	
Investment in property, plant and equipment	**(299,060)**		(398,548)	
Investment in associated and group companies	**(9,957)**		-	
Disposals of property, plant and equipment	**280**		3,362	
Disposal of intangible fixed assets	**405**		-	
Net cash from investing activities		**(339,546)**		(442,327)
Cash flow from financing activities				
Proceeds from issue of shares	**21,456**		28,928	
Additions to borrowings and loans	**678,709**		34,178	
Repayments of borrowings and loans	**(687,620)**		(430,451)	
Dividends paid to shareholders	**(72,069)**		(30,039)	
Net cash from financing activities		**(59,524)**		(397,384)
Net increase in cash and cash equivalents		**193,359**		(8,724)
Cash and cash equivalents at 1 January		**144,850**		142,431
Net cash divestments		**(2,566)**		2,701
Currency differences		**4,044**		8,442
Cash and cash equivalents at 31 December		**339,687**		144,850

The reconciliation of the cash and cash equivalents as at 31 December with the corresponding amounts in the balance sheet is as follows:

	2006	2005
Cash and cash equivalents	**346,361**	150,925
Bank overdrafts	**(6,674)**	(6,075)
Cash and cash equivalents at 31 December	**339,687**	144,850

Notes to the consolidated financial statements

General information

SBM Offshore N.V. is a company domiciled in Rotterdam, the Netherlands. The consolidated financial statements for the year ended 31 December 2006 comprise the financial statements of SBM Offshore N.V. and its subsidiaries (together referred to as 'the Company') and the Company's interest in associates and jointly controlled entities as at 31 December each year.

The Company serves on a global basis the offshore and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services. The Company has its listing on the Euronext Amsterdam stock exchange.

These consolidated financial statements were authorised for issue on 26 March 2007.

Accounting Principles

The policies set out below have been consistently applied to all periods presented.

Basis of preparation

The consolidated financial statements of SBM Offshore N.V. have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations, adopted by the EU insofar effective for financial years beginning after 1 January 2006. The financial statements are presented in thousands of US Dollars. The financial statements have been prepared under the historical cost convention except for derivative financial instruments that are stated at fair value.

As of 1 January 2007, among others, IFRS 7: 'Financial Instruments: Disclosures', will become effective. IFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any impact on the classification and valuation of the financial instruments. Other standards and interpretations that become effective as of 1 January 2007 will not have a significant impact on the financial statements.

Basis of consolidation

Subsidiaries

Subsidiaries are entities (including special purpose entities) controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The figures of the subsidiaries are included in the financial statements from the date that control commences until such control ceases.

The purchase method of accounting is used for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Associates

Associates are those entities for which the Company has significant influence, but not control, over the financial and operating policies. The financial statements include the Company's share of the total recognised gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Company's share of losses exceeds its interest in an associate, the Company's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Joint ventures

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The financial statements include the Company's proportionate share of the joint venture entities' assets, liabilities, revenue and expenses, with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

The Company recognises the portion of gains and losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers.

Transactions eliminated on consolidation
Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Company's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Segment reporting

A segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other segments. A geographical segment relates to the provision of products or services within a particular economic environment that is subject to risks and returns that are different from other economic environments. The classification by geographical area is determined by the final destination of the product.

Foreign currency translation

Functional and reporting currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of the offshore oil and gas activities is the US Dollar. The consolidated financial statements are presented in US Dollars, which is the reporting currency of the Company.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where hedge accounting is applied.

At year-end 2006 the most important rate was the Euro at US$ 1.318 (opening 2006: US$ 1.178). The average Euro rate amounted to US$ 1.256 (2005: US$ 1.245).

Group companies

The result and financial position of all Group companies that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
- income and expenses are translated at the average exchange rate (unless this average rate is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions);
- all resulting exchange differences are recognised as a separate component of equity (Translation reserve).

Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings of such investments, are taken to Group equity on consolidation. When an operation denominated in foreign currency is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

General

The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such financial instruments are initially recognised at fair value on the date on which a financial contract is entered into and are subsequently remeasured at fair value at each balance sheet date. Financial instruments are presented as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on financial instruments that do not qualify for hedge accounting are taken directly to the income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles using quoted market rates. The fair value of interest rate swap contracts is determined by reference to market rates for similar contracts.

For hedge accounting, hedges are classified as:

- fair value hedges when hedging exposure to changes in fair value of a recognised asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction;
- hedges of net investments in a foreign operation.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instruments, the hedged item, or transaction, the nature of the risk being hedged and how the Company will assess the hedging instrument's effectiveness in offsetting exposure to changes in the fair value of the hedged item or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in offsetting changes in the fair value of the hedged item or cash flows and are assessed periodically to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. The Company uses cash flow hedges and hedges of net investments in a foreign operation. Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in the income statement. Amounts taken to equity are added or deducted from the recognised value of the hedged item upon its recognition and to the income statement when the hedged transaction affects the income statement.

If the forecasted transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement.

If the hedging instrument expires or is sold, terminated or exercised, amounts previously recognised in equity remain in equity for as long as the hedge was effective and until the forecasted transaction occurs.

Leasing
A lease is an agreement whereby the lessor conveys to the lessee in return for a payment, or series of payments, the right to use an asset for an agreed period of time.

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned income.

Lease income is, as of the commencement date of the lease contract, recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return. During the construction period of the facility, the contract is treated as a construction contract, whereby the stage of completion method is applied.

When assets are leased out under an operating lease, the asset is included in the balance sheet based on the nature of the asset. Lease income is recognised over the term of the lease on a straight line basis.

Summary of significant accounting policies

Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment, except for land, which is shown at cost less impairment. The capital value of a facility to be leased and operated for a client is the sum of external costs (such as shipyards, subcontractors, suppliers), internal costs (design, engineering, construction supervision, etc.), third party financial costs including interest paid during construction and attributable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of assets include the initial estimate of costs of demobilisation of the asset. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

The assets are depreciated by using the straight-line method over their anticipated useful life, taking into account a residual value for the vessels and floating equipment. Investment subsidies (with exception of investment premiums) are directly deducted from the historical costs of the assets.

The anticipated useful lives of the categories of property, plant and equipment are as follows:

Land and buildings (unless unlimited lives)	30-50 years
Vessels and floating equipment	
• converted tankers, including refurbishment;	10-15 years
• 'non-recoverable' investments costs which are incurred for a specific project e.g. installation costs, transport costs, cost of anchor lines, anchor points, risers etc. are depreciated over the period of the contract to which they relate;	3-15 years
• investment in facilities these include the mooring system, swivel stack, vessel conversion, process equipment if relevant etc. In case of long-term contracts these items are fully depreciated over the contract duration. For shorter-term contracts, a decision is taken as to which percentage of these costs should be depreciated.	3-15 years
Machinery and equipment	5-20 years
Other fixed assets	2-20 years

When significant parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment. The average depreciation period for a converted F(P)SO amounts to 10 years.

Major overhauls are depreciated over the remaining useful life of the related asset or to the date of the next major overhaul, whichever is sooner.

The assets' residual values are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds (less attributable costs) with the carrying amount. These are included in the income statement.

Intangible assets

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill is recognised in the acquisition of subsidiaries, associates and joint ventures. In respect of business acquisitions occurring after 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which is the amount recorded under Dutch GAAP. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and as of 1 January 2004 is no longer amortised but is tested annually for impairment.

Patents

Patents acquired from third parties are capitalised and amortised over their anticipated useful lives. The amortisation is charged to the income statement on a straight-line basis. The estimated useful life for patents is 15 years. The patents are tested annually for impairment.

Research and development

Research expenditure is recognised as an expense when incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as an intangible asset when the following criteria are fulfilled:

- it is technically feasible to complete the intangible asset so that it will be available for use or sale;
- management intends to complete the intangible asset and use it or sell it;
- there is an ability to use or sell the intangible asset;
- it can be demonstrated how the intangible asset will generate probable future economic benefits;
- adequate technical, financial and other resources to complete the development and to use or sell the intangible assets are available;
- the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are amortised from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding 5 years.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation or depreciation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units).

The Company tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Inventories

Inventories are stated at the lower of cost and net realisable value. The costs are based on the first-in first-out method. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventories comprise semi-finished products, finished products and spare parts. Semi-finished and finished products are valued at cost including attributable overhead. Spare parts are stated at the lower of purchase price and market value.

Construction contracts

Construction work in progress is stated at cost plus profit recognised to date less a provision for foreseeable losses and less invoiced instalments. Cost includes all expenditures related directly to specific projects and attributable overhead. Where instalments exceed the value of the related costs, the excess is included in current liabilities.

Receivables

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due under the original terms of the receivables.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits.

Borrowings (long-term loans and other liabilities)

Borrowings are recognised initially at fair value. The attributable transaction costs are capitalised in the related property, plant and equipment.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amount of the asset and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or are defined as multi employer plans. The payments in each case are determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension plan under which the Company pays fixed contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains and losses and past service costs. The defined benefit obligation is calculated periodically by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates on high-quality corporate bonds that have maturity dates approximating the terms of the Company's obligations.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions exceeding 10% of the value of plan assets or 10% of the defined benefit obligation are taken to the income statement over the expected average remaining working lives of the employees in the related plan.

Past-service costs are recognised immediately in net income, unless the changes of the pension plan are conditional on remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

Other employee benefits
The other employee benefits provisions relate to other post-employment benefit obligations, termination and seniority benefits. Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Seniority benefits are paid upon reaching a pre-determined number of service years. The Company recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Share based payments
The share option plan allows Managing Directors, and the management and senior staff of the Group companies to acquire shares of the Company. The share option plan qualifies as an equity settled plan. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. Fair value is calculated using the Black & Scholes and binomial valuation models. The charge to the income statement over the relevant vesting period is adjusted to reflect actual and expected levels of vesting.

Provisions
General
A provision is recognised in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount has been reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre tax rate that reflects current market assessments of the time value of money and, when appropriate, the risk specific to the liability. Going forward, the interest accrued on discounted provisions will be recognised as financial expenses. Discounting of provisions mainly concerns fleet demobilisation obligations.

Reorganisation
Provisions for reorganisation costs relate to costs for termination of employment and onerous contracts.

Demobilisation obligations
The provision for demobilisation obligations relates to estimated costs for demobilisation of leased facilities at the end of the respective lease period. The net present value of the future obligations is included in property, plant and equipment with a corresponding amount included in the provision for demobilisation. As the remaining duration of each lease reduces, and the discounting effect on the provision unwinds, accrued interest is recognised as part of financial expenses and added to the provision.

Revenue
Construction contracts
As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed on a cost to cost basis unless the physical progress significantly differs. An expected loss on a contract is recognised immediately in the income statement.

Lease and operate contracts

Turnover (the total of the earned day-rates) and profit of long-term operating lease and operate contracts are reported annually on a straight-line basis over the period of the contract once the system has been brought into service. Turnover of finance lease contracts is, as of the commencement date of the lease contract, recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Services rendered

Revenue from services rendered is recognised in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed on a cost to cost basis unless the physical progress significantly differs. An expected loss on a contract is recognised immediately in the income statement.

Income tax

The Company is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will influence the income tax and deferred tax provisions in the period in which such determination is made.

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Income tax expenses comprise corporate income tax due in countries of incorporation of the Company's main subsidiaries levied on actual profits. Corporate income taxes which are levied on a deemed profit basis and withholding taxes in other jurisdictions are treated as project taxes and included in gross margin.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the period in which the dividends are approved by the Company's shareholders.

Use of estimates

In the preparation of the financial statements, it is necessary for the management of the Company to make estimates and certain presumptions that can affect the valuation of the assets and liabilities and the outcomes of the income statement. The actual outcomes may differ from these estimates and presumptions. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

In particular, significant areas of estimation, uncertainty and critical judgements in applying accounting policies that have the most significant effect on amounts recognised in the financial statements are:

- estimation of the anticipated useful life of the leased facilities;
- lease classification;
- revenue recognition on construction contracts based on the stage of completion method;
- estimated impairment of intangible fixed assets.

1. Segment reporting

Segment information

The primary segment-reporting format is determined to be business segments since the Company's risks and rates of return are affected predominantly by differences in the products and services produced. Secondary information is reported geographically.

Business segments

The following tables present revenue and profit and certain asset and liability information regarding the Company's business segments for the years ended 31 December 2006 and 2005. For both aforementioned periods there are no intersegment revenues.

Year ended 31 December 2006 *(in US$000)*	**Lease**	**%**	**Turnkey**	**%**	**Consolidated**
Segment revenue	594,320	29.9	1,395,369	70.1	1,989,689
Gross margin	189,305		180,853		370,158
Other income	1,305		1,063		2,368
Unallocated income and expenses	-		-		(118,260)
Operating profit (EBIT)					254,266
Net financing costs					(31,468)
Share of profit of associates					(20)
Income tax					(6,439)
Profit					**216,339**
Assets and liabilities					
Segment assets	1,799,436		1,061,065		2,860,501
Investment in associates	–		45		45
Unallocated assets	–		–		79,790
Total assets					**2,940,336**
Segment liabilities	1,015,050		755,900		1,770,950
Unallocated liabilities	–		-		50,363
Total liabilities					**1,821,313**
Other segment information					
Capital expenditure					
• PP&E	284,707		8,395		
• Intangible fixed assets	–		-		
Depreciation	(211,885)		(6,487)		
Amortisation	–		-		

The turnkey segment comprises results from sales of facilities and services. The lease segment comprises the total of the earned day-rates and profit of long-term lease and operate contracts, except when such contracts are accounted for as finance leases. In the case of a finance lease revenue and costs of sales are recognised during the construction period within the turnkey segment, and as of the commencement date of the lease contract the income is shown in the lease segment. There were no contingent-based rents recognised in the 2006 income statement (2005: nil).

Year ended 31 December 2005 (in US$000)	Lease	%	Turnkey	%	Consolidated
Segment revenue	584,695	38.5	934,645	61.5	1,519,340
Gross margin	179,814		182,874		362,688
Other income	15		278		293
Unallocated income and expenses					(87,641)
Operating profit (EBIT)					275,340
Net financing costs					(51,252)
Share of profit of associates					–
Income tax					1,683
Profit					**225,771**
Assets and liabilities					
Segment assets	1,489,154		885,185		2,374,339
Investment in associates	–		202		202
Unallocated assets	–		–		94,560
Total assets					**2,469,101**
Segment liabilities	749,825		774,464		1,524,289
Unallocated liabilities	–		–		49,476
Total liabilities					**1,573,765**
Other segment information					
Capital expenditure					
• PP&E	390,902		3,973		
• Intangible fixed assets	–		–		
Depreciation	(198,724)		(5,069)		
Amortisation	–		–		

Geographical segments

The following tables present revenue, capital expenditure and certain asset information regarding the Company's geographical segments for the years ended 31 December 2006 and 2005.

In US$000	**2006**	**%**	**2005**	**%**
Revenue				
Europe	**61,140**	**3**	50,176	3
North, Middle and South America	**841,527**	**42**	377,139	25
Africa	**716,707**	**36**	789,086	52
Middle-East / Asia / Australia	**370,315**	**19**	302,939	20
Total revenue	**1,989,689**	**100**	1,519,340	100

In US$000		2006		2005
		%		%
Assets				
Europe	**698,489**	**24**	534,627	22
North, Middle and South America	**960,825**	**33**	909,011	37
Africa	**883,919**	**30**	749,462	30
Middle-East / Asia / Australia	**397,103**	**13**	276,001	11
Total assets	**2,940,336**	**100**	2,469,101	100
Capital expenditure				
Europe	**23,022**	**7**	41,270	10
North, Middle and South America	**117,693**	**38**	216,183	54
Africa	**48,389**	**16**	21,003	5
Middle-East / Asia / Australia	**119,889**	**39**	120,092	31
Total capital expenditure	**308,993**	**100**	398,548	100

2. Revenue

The recognised revenue can be broken down into the following categories:

	2006	**2005**
	US$000	***US$000***
Lease & Operate	**594,320**	584,695
Turnkey sales	**1,395,369**	934,645
Revenue	**1,989,689**	1,519,340

Sale of shares FPSO Brasil

The sale of 49% of the shares in the group companies owning and operating the FPSO Brasil, to MISC Berhad, is reflected in the turnkey sales revenue.

The transaction generated turnover of US$ 103.7 million and net profit in excess of US$ 10 million.

Exercised purchase option FPSO Serpentina

On 1 November 2005, the client exercised its contractual purchase option for the FPSO Serpentina. The additional net impact on the 2005 results (surplus of purchase price less attributable costs over expected lease profits for the remainder of the year) amounted to US $ 79.8 million. Revenue and net profit from this transaction are included in the turnkey segment.

Cash flows from these transactions are included in the respective year's cash flow from operating activities.

Minimum lease payments

The Company leases facilities under various agreements, which terminate between 2007 and 2023. A number of agreements include extension options. The nominal values of the future expected bareboat receipts (minimum lease payments of leases) in respect of lease/operate contracts are:

	2006	**2005**
	US$000	***US$000***
Within 1 year	**459**	439
Between 1 and 5 years	**1,618**	1,421
After 5 years	**876**	546

3. Other income and expenses

Other operating income

	2006 US$000	2005 US$000
Net gains on disposal of PP&E	**207**	2,690
Other operating income	**2,375**	1,427
Other operating income	**2,582**	4,117

Information on the nature of expenses

The tables below set out the reconciliation between expenses by function and expenses by nature for all items included in EBIT for the years 2006 and 2005:

In US$000	Lease	Turnkey	Selling and marketing	General and administrative expenses	Other expenses	**Total**
Revenue	594,320	1,395,369	–	–	–	**1,989,689**
Cost of sales	(405,015)	(1,214,516)	–	–	–	**(1,619,531)**
Gross margin	189,305	180,853	–	–	–	**370,158**
Other operating income	1,305	1,063	–	214	–	**2,582**
Employee benefits	(98,890)	(203,388)	(12,536)	(46,950)	(1,946)	**(363,710)**
Selling expenses	–	–	(13,393)	–	–	**(13,393)**
Depreciation and amortisation	(211,885)	(6,487)	(150)	(4,461)	(285)	**(223,268)**
Other operating costs	(104,743)	(35,147)	(4,582)	(11,776)	(22,395)	**(178,643)**
Transfer to cost of sales	415,518	245,022	–	–	–	**660,540**
Total expenses	0	0	(30,661)	(63,187)	(24,626)	**(118,474)**
Operating profit (EBIT) 2006	190,610	181,916	(30,661)	(62,973)	(24,626)	**254,266**

As of 2006 all selling expenses are treated as 'general' selling and marketing expenses.

In US$000	Lease	Turnkey	Selling and marketing	General and administrative	Other expenses	**Total**
Revenue	584,695	934,645	–	–	–	**1,519,340**
Cost of sales	(404,881)	(751,771)	–	–	–	**(1,156,652)**
Gross margin	179,814	182,874	–	–	–	**362,688**
Other operating income	15	278	–	3,824	–	**4,117**
Employee benefits	(97,353)	(155,295)	(12,589)	(36,980)	–	**(302,217)**
Selling expenses	(2,280)	(1,003)	(9,998)	(68)	–	**(13,349)**
Depreciation and amortisation	(198,724)	(5,069)	(148)	(2,901)	–	**(206,842)**
Other operating costs	(107,801)	(25,981)	(2,826)	(16,231)	(9,724)	**(162,563)**
Transfer to cost of sales	406,158	187,348	–	–	–	**593,506**
Total expenses	0	0	(25,561)	(56,180)	(9,724)	**(91,465)**
Operating profit (EBIT) 2005	179,829	183,152	(25,561)	(52,356)	(9,724)	**275,340**

4. Employee benefit expense

Information with respect to employee benefits	2006 *US$000*	2005 *US$000*
Wages and salaries	**214,529**	185,215
Social security costs	**23,552**	19,984
Contributions to defined contribution plans	**15,906**	11,999
Increase in liability for defined benefit plans	**3,187**	2,373
Increase in liability for other employee benefits	**1,185**	98
Equity settled transactions	**5,515**	2,375
Other employee benefits	**99,836**	80,173
Total employee benefits	**363,710**	302,217

Pensions and other post-employment benefit plans

The Company has defined benefit pension plans, based on final salary. The aforementioned pension plans require contributions to separately administered funds. The Company has also provided for certain seniority and termination benefits. These benefits are unfunded. The following table summarises the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet for the respective plans.

Net benefit expense recognised within employee benefits:

In US$000	**Pension plans**		**Other employee benefits**		**Total**	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
Current service cost	**3,004**	2,391	**–**	–	**3,004**	2,391
Interest cost on benefit obligation	**2,035**	1,580	**–**	–	**2,035**	1,580
Expected return on plan assets	**(1,852)**	(1,598)	**–**	–	**(1,852)**	(1,598)
Other expenses	**–**	–	**1,185**	98	**1,185**	98
Net benefit expense	**3,187**	2,373	**1,185**	98	**4,372**	2,471

The actual return on plan assets is not significantly different from the expected return.

The benefit (asset)/liability included in the balance sheet:

In US$000	**Pension plans**		**Other employee benefits**		**Total**	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
Defined benefit obligation	**50,156**	36,341	**3,639**	2,453	**53,795**	38,794
Fair value of plan assets	**(42,648)**	(32,378)	**–**	–	**(42,648)**	(32,378)
	7,508	3,963	**3,639**	2,453	**11,147**	6,416
Unrecognised net actuarial gains/(losses)	**(203)**	8	**–**	–	**(203)**	8
Benefit (asset)/liability	**7,305**	3,971	**3,639**	2,453	**10,944**	6,424

Changes in the present value of the pension plans defined benefit obligation are as follows:

	2006	2005
	US$000	*US$000*
Opening defined benefit obligation	**36,341**	38,789
Interest cost	**2,035**	1,580
Current service cost	**3,004**	2,391
Benefits paid	**(1,080)**	(1,009)
Actuarial gains/(losses) on obligation	**216**	-
Other movements	**4,890**	-
Exchange differences on foreign plans	**4,750**	(5,410)
Closing defined benefit obligation at 31 December	**50,156**	36,341

Changes in the fair value of plan assets of the pension plans are as follows:

	2006	2005
	US$000	*US$000*
Opening fair value of plan assets	**(32,378)**	(35,099)
Expected return	**(1,852)**	(1,598)
Contributions by employer	**(1,271)**	(1,447)
Benefits paid	**1,080**	1,009
Actuarial gains/(losses)	**(646)**	-
Other movements	**(3,445)**	-
Exchange differences on foreign plans	**(4,136)**	4,757
Fair value of plan assets at 31 December	**(42,648)**	(32,378)

The Company expects to contribute US$ 3.3 million to its defined benefit pension plans in 2007.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2006	2005
	%	%
Cash	**2.5**	-
Equities	**16.3**	5.6
Bonds	**81.2**	94.4
Total	**100.0**	100.0

The overall expected rate of return on assets is determined on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The principal assumptions used in determining pension benefit obligations for the Company's plans are shown below:

	2006	2005
	%	%
Discount rate	**4.5**	4.5
Expected rate of return on assets	**4.9**	5.0
Future salary increases	**4.2**	4.0
Future pension increases	**4.3**	4.2

Remuneration Key management personnel and Supervisory Board of the Company

The remuneration of key management personnel of the Company, including pension costs and performance related bonuses, amounted to US$ 8.5 million (2005: US$ 5.9 million).
The performance related part of the remuneration equals 44% (2005: 30%).

The total remuneration and associated costs of the Managing Directors and other key management personnel (non-statutory Board members and management of the main subsidiaries) can be specified as follows:

			2006			**2005***
In US$000	Salary, burden and emoluments	Bonus	Pension costs	IFRS 2 costs of share based payments	Total	Total
D. Keller	681	533	259	262	1,735	1,125
Other key management personnel	2,962	1,994	846	995	6,797	4,776
	3,643	**2,527**	**1,105**	**1,257**	**8,532**	**5,901**

* *The comparative figures have been restated to reflect the alignment to the formal IFRS 2 definitions of options granted (the effect on the 2005 figures is a decrease of US$ 0.6 million).*

The bonus is performance related in respect of the previous year, based on Economic Profit.

There are no guarantees or obligations towards or on behalf of the Board of Management. In 1991 the Supervisory Board of the Company introduced a share option plan for the Board of Management, and the management and senior staff of Group companies. Around one hundred employees participate in this plan, which determines the annual issue of options based on the preceding year's financial results and individual performance. All options are issued at market price on the date of issue and can be exercised for a period of five years from the date of issue, from 2001 onwards with a vesting period of three years. The date of issue is the first date on which shares are traded ex-dividend following the Annual General Meeting of Shareholders.

In 2005 the Annual General Meeting of Shareholders approved a Long-Term Incentive (LTI) plan for the Board of Management consisting of share options and performance shares. Provisional amounts of both elements are awarded each year, subject to an Earnings Per Share (EPS) growth performance target over a three year period. Additional options and performance shares are awarded for out-performance of the target EPS growth. The valuation of the options and shares granted takes account of both the provisional award for the current year and additional awards relating to prior years. Performance shares vest three years after the provisional award date and must be retained for five years from the vesting date.

Rules of conduct with regard to inside information are in place to ensure compliance with the Financial Market Supervision Act. These rules forbid e.g. the exercise of options during certain periods defined in the rules and more specifically when the employee is in possession of price sensitive information. The Chief Financial Officer of the Company is the Compliance Officer in this respect.

During the financial year 1,578,000 (2005: 1,185,000) share options were issued. The number of outstanding options for both 31 December 2006 and 31 December 2005 can be summarised as follows (the amounts of the outstanding options at 31 December 2005 are restated to reflect the 2 June 2006 four for one share split):

	Year	Number at 1 January 2006	Granted in 2006	Exercised in 2006	Forfeited/ expired in 2006	Number at 31 December 2006	Exercise price in €	Excercisable
	2001	593,720	–	593,720	–	0	14.25	
	2002	889,120	–	383,740	–	505,380	13.88	505,380
	2003	1,180,580	–	342,120	–	838,460	9.81	838,460
	2004	922,000	–	–	–	922,000	9.49	–
	2005	1,185,000	–	–	–	1,185,000	12.86	–
	2006	–	1,578,000	–	–	1,578,000	19.05	–
Total		**4,770,420**	**1,578,000**	**1,319,580**	**-**	**5,028,840**		**1,343,840**
Weighted average exercise price in €		11.82	19.05	12.99		13.78		
Average price at exercise in €				21.22				

	Year	Number at 1 January 2005	Granted in 2005	Exercised in 2005	Forfeited/ expired in 2005	Number at 31 December 2005	Exercise price in €	Excercisable
	2000	1,001,000	–	1,001,000	–	0	11.18	
	2001	1,098,040	–	504,320	–	593,720	14.25	593,720
	2002	1,228,960	–	296,160	43,680	889,120	13.88	889,120
	2003	1,239,260	–	–	58,680	1,180,580	9.81	–
	2004	922,000	–	–	–	922,000	9.49	–
	2005	–	1,185,000	–	–	1,185,000	12.86	–
Total		**5,489,260**	**1,185,000**	**1,801,480**	**102,360**	**4,770,420**		**1,482,840**
Weighted average exercise price in €		11.80	12.86	12.48	11.54	11.82		
Average price at exercise in €				14.58				

The remaining average contractual life of the outstanding options as at 31 December 2006 is 2.89 years (2005: 2.61 years). The expiry dates of the stock options are as follows:

	End of vesting period	Expiry date
2001	30 March 2004	30 March 2006
2002	5 April 2005	30 April 2007
2003	26 March 2006	23 April 2008
2004	14 May 2007	11 June 2009
2005	24 May 2008	18 June 2010
2006	23 May 2009	23 May 2011

Information with respect to the options granted to the individual Managing Directors of the Board of Management, key management personnel and other personnel for the year 2006:

	Number at 1 January 2006	Granted in 2006	Exercised in 2006	Forfeited/ expired in 2006	Number at 31 December 2006	Excercisable
D. Keller	255,000	40,000	60,000	–	235,000	120,000
Weighted average exercise price in €	12.18	19.05	14.25	–	12.82	
Average price at exercise in €			20.66			
J.J.C.M. Van Dooremalen						
(until 1 March 2005)	315,000	–	80,000	–	235,000	160,000
Weighted average exercise price in €	12.27	–	14.25	–	11.59	
Average price at exercise in €			20.38			
G. Docherty (until 30 June 2004)	160,000	–	120,000	–	40,000	–
Weighted average exercise price in €	11.25	–	11.84	–	9.49	
Average price at exercise in €			22.20			
Other key management personnel	654,000	202,000	66,000	–	790,000	248,000
Weighted average exercise price in €	11.28	19.05	12.03	–	13.20	
Average price at exercise in €			22.53			
Other personnel	3,386,420	1,336,000	993,580	–	3,728,840	815,840
Weighted average exercise price in €	11.88	19.05	13.03	–	14.14	
Average price at exercise in €			21.12			

Information with respect to the options granted to the individual Managing Directors of the Board of Management, key management personnel and other personnel for the year 2005:

	Number at 1 January 2005	Granted in 2005	Exercised in 2005	Forfeited/ expired in 2005	Number at 31 December 2005	Excercisable
D. Keller	268,000	35,000	48,000	–	255,000	120,000
Weighted average exercise price in €	11.91	12.86	11.18	–	12.18	
Average price at exercise in €			13.41			
J.J.C.M. Van Dooremalen						
(until 1 March 2005)	340,000	35,000	60,000	–	315,000	160,000
Weighted average exercise price in €	12.01	12.86	11.18	–	12.27	
Average price at exercise in €			12.31			
G. Docherty (until 30 June 2004)	280,000	–	120,000	–	160,000	60,000
Weighted average exercise price in €	11.88	–	12.71	–	11.25	
Average price at exercise in €			14.82			
Other key management personnel	837,200	188,000	355,200	16,000	654,000	106,000
Weighted average exercise price in €	11.72	12.86	13.21	9.81	11.28	
Average price at exercise in €			15.89			
Other personnel	3,764,060	927,000	1,218,280	86,360	3,386,420	1,036,840
Weighted average exercise price in €	11.79	12.86	12.36	11.86	11.88	
Average price at exercise in €			14.33			

The remuneration of the Supervisory Board amounted to US$ 388,000 (2005: US$ 286,000) and can be specified as follows:

In US$000		Basic remuneration		Committees		Total	
		2006	2005	**2006**	2005	**2006**	2005
H.C. Rothermund	Chairman (from 20 May 2005)	**75**	42	**-**	5	**75**	47
A.P.H. van Baardewijk	Chairman (until 20 May 2005)	**-**	18	**-**	-	**-**	18
A.G. Jacobs	Vice-Chairman (until 19 May 2006)	**24**	41	**7**	5	**31**	46
J.D.R.A. Bax	Vice-Chairman (from 19 May 2006)	**60**	36	**7**	5	**67**	41
R.H. Matzke [1]		**92**	73	**-**	-	**92**	73
L.J.A.M. Ligthart		**54**	34	**10**	5	**64**	39
R. van Gelder	(from 20 May 2005)	**54**	22	**5**	-	**59**	22
Total		**359**	**266**	**29**	**20**	**388**	**286**

[1] *Including allowance for travel from the USA*

There are no options granted and no assets available to the members of the Supervisory Board. There are no loans outstanding to the members of the Supervisory Board and no guarantees given on behalf of members of the Supervisory Board.

Number of employees

The number of direct employees was as follows:

By business segment:	2006		2005	
	Average	**Year-end**	**Average**	**Year-end**
Lease	**855**	**898**	1,175	1,162
Turnkey (including unallocated)	**1,501**	**1,622**	1,078	1,380
	2,356	**2,520**	2,253	2,542

By geographical area:	2006		2005	
	Average	**Year-end**	**Average**	**Year-end**
The Netherlands	**361**	**373**	342	348
Worldwide	**1,995**	**2,147**	1,911	2,194
	2,356	**2,520**	2,253	2,542

The 2005 numbers stated above include fleet personnel hired through crewing agencies. The 2006 figures exclude this category as well as other agency and freelance staff for whom expenses are included within other employee benefits.

5. Net financing costs

	2006	**2005**
	US$000	***US$000***
Interest income	**17,879**	9,827
Fair value adjustment financial instruments	**-**	3,339
Other financial income	**511**	-
Financial income	**18,390**	13,166
Interest expense	**(46,712)**	(61,080)
Interest addition to provisions	**(1,371)**	(1,422)
Fair value adjustment financial instruments	**(1,775)**	(1,916)
Financial expenses	**(49,858)**	(64,418)
Net financing costs	**(31,468)***	(51,252)*

* *Net of US$ 8.3 million (2005: US$ 11.2 million) capitalised.*

6. Research and development expense

Research and development costs consists of US$ 24.6 million (2005: US$ 9.7 million) charged directly to other operating expenses.

7. Income tax

The Company's operational activities are subject to taxation at rates, which range up to 34% (2005: 34%). The respective tax rates, including fiscal privileges in several countries, tax-exempt profits and non-deductible costs and releases, result in an effective tax burden on continuing operations of 2.9% (2005: minus 0.8%), calculated as 'Income tax expenses' divided by 'Profit before tax' in the income statement. The reconciliation of the effective tax rate on continuing operations is:

	2006		2005	
	%	*US$000*	%	*US$000*
Profit before tax		**222,778**		224,088
Income tax using the domestic corporation tax rate	29.6	**(65,942)**	31.5	(70,588)
Effect of tax rates in foreign jurisdictions	(27.2)	**60,680**	(30.9)	69,210
Non-deductible expenses	0.7	**(1,737)**	0.4	(827)
Non-taxable revenues	(1.0)	**2,252**	0.4	(815)
Non-valued tax losses	(2.0)	**4,522**	(0.1)	129
(Under)/over provided in prior years and other	2.8	**(6,214)**	(2.1)	4,574
Recognised tax income / expense	2.9	**(6,439)**	(0.8)	1,683

8. Earnings per share

The basic earnings per share for the period amounts to US$ 1.55 (2005: US$ 1.66); the fully diluted earnings per share amounts to US$ 1.53 (2005: US$ 1.65).

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to shareholders of the Company by the weighted average number of shares outstanding during the year. Diluted earnings per share amounts are calculated by dividing the net profit attributable to shareholders of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into ordinary shares.

The following reflects the share data used in the basic and diluted earnings per share computations:

	2006	2005*
Number of shares outstanding at 1 January	**137,774,324**	134,235,912
Stock dividend	**933,107**	1,001,048
New share issue (re exercised options)	**868,491**	711,788
Weighted average number of shares 31 December	**139,575,922**	135,948,748
Weighted average number of shares to be granted without payment under the stock option scheme	**1,813,904**	898,556
Weighted average number of shares (diluted) at 31 December	**141,389,826**	136,847,304

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements, except for stock options exercised in accordance with the stock option scheme.

* *The comparative 2005 numbers have been restated to reflect the 2 June 2006 four for one share split.*

9. Dividends paid and proposed

	2006 US$000	2005 US$000
Cash dividend declared and paid during the year		
Final dividends for 2005	**72,069**	-
Final dividends for 2004	-	30,039
	72,069	30,039
Proposed for approval of the AGM		
Final dividend 2006	**108,351**	-
Final dividend 2005	-	113,664
	108,351	113,664
Dividend per share		
Final dividend 2006	US$ 0.77	-
Final dividend 2005	-	US$ 0.825

The dividends paid in 2006 and 2005 were US$ 0.825 per share and US$ 0.425 per share respectively. A dividend in respect of the year ended 31 December 2006 of US$ 0.77 per share, amounting to a total dividend of US$ 108,351,000, is to be proposed at the Annual General Meeting on 15 May 2007. These financial statements do not reflect this dividend payable.

10. Property, plant and equipment

The movement of the property, plant and equipment during the year 2006 and 2005 can be as follows:

In US$000	Land and buildings	Vessels and floating equipment	Machinery and equipment	Other fixed assets	Assets under construction	**Total**
2006						
Cost	74,272	2,090,863	458	43,375	412,940	2,621,908
Accumulated depreciation and impairment	(13,352)	(877,506)	(427)	(26,160)	-	(917,445)
Book value at 1 January	**60,920**	**1,213,357**	**31**	**17,215**	**412,940**	**1,704,463**
Additions	302	99,940	17	12,522	186,279	299,060
New in consolidation	9,933	-	-	-	-	9,933
Disposals	(65)	-	-	(7)	-	(72)
Depreciation	(1,733)	(214,386)	(14)	(6,276)	-	(222,409)
Exchange rate differences	7,531	-	7	1,606	296	9,440
Other movements	1,318	262,752	-	-	(402,263)	(138,193)
Total movements	**17,286**	**148,306**	**10**	**7,845**	**(215,688)**	**(42,241)**
Cost	92,743	2,328,146	476	59,562	197,252	2,678,179
Accumulated depreciation and impairment	(14,537)	(966,483)	(435)	(34,502)	-	(1,015,957)
Book value at 31 December	**78,206**	**1,361,663**	**41**	**25,060**	**197,252**	**1,662,222**

The other movements include the amount related to the deconsolidation of 49% of the FPSO Brasil, the movement from assets under construction to the final category of property, plant and equipment and the reclassification of the finance lease related assets to work in progress.

In US$000	Land and buildings	Vessels and floating equipment	Machinery and equipment	Other fixed assets	Assets under construction	**Total**
2005						
Cost	83,581	2,179,909	383	47,322	149,852	2,461,047
Accumulated depreciation and impairment	(13,563)	(727,894)	(350)	(28,625)	-	(770,432)
Book value at 1 January	**70,018**	**1,452,015**	**33**	**18,697**	**149,852**	**1,690,615**
Additions	1,914	127,669	75	5,657	263,233	398,548
Disposals	(525)	(167,342)	-	(146)	-	(168,013)
Depreciation	(1,585)	(198,985)	(72)	(5,317)	-	(205,959)
Exchange rate differences	(8,902)	-	(5)	(1,676)	(145)	(10,728)
Other movements	-	-	-	-	-	-
Total movements	**(9,098)**	**(238,658)**	**(2)**	**(1,482)**	**263,088**	**13,848**
Cost	74,272	2,090,863	458	43,375	412,940	2,621,908
Accumulated depreciation and impairment	(13,352)	(877,506)	(427)	(26,160)	-	(917,445)
Book value at 31 December	**60,920**	**1,213,357**	**31**	**17,215**	**412,940**	**1,704,463**

Property, plant and equipment at year-end include:

- twelve (2005: eleven) integrated floating production, storage and offloading systems (FPSOs), each consisting of a converted tanker, a processing plant and a mooring system;
- three (2005: four) floating storage and offloading systems (FSOs), consisting of a converted or newbuild tanker and mooring system including the fluid transfer system;
- one Extended Well Test System (2005: under construction);
- nil (2005: two) second-hand tankers;
- two FPSOs and a semi-submersible production platform under construction (2005: two FPSOs);
- the 'Normand Installer', a deepwater installation vessel;
- the 'Dynamic Installer', a dynamically positioned diving support vessel.

An amount of US$ 5.1 million (2005: US$ 11.2 million) third party interest has been capitalised during the financial year under review.

The fair value of the major part of the property plant and equipment cannot be estimated precisely but is expected to be in excess of carrying values. Fair value information is therefore not included in the notes to the financial statements.

The category vessels and floating equipment mainly relates to the facilities leased to third parties.

11. Intangible assets

In US$000	Goodwill	Patents	**Total**
2006			
Cost	25,048	13,236	38,284
Accumulated amortisation	-	(3,971)	(3,971)
Book value at 1 January	**25,048**	**9,265**	**34,313**
Amortisation	-	(859)	(859)
Disposal	-	(406)	(406)
Total movements	-	(1,265)	(1,265)
Cost	25,048	12,633	37,681
Accumulated amortisation	-	(4,633)	(4,633)
Book value at 31 December	**25,048**	**8,000**	**33,048**

In US$000	Goodwill	Patents	**Total**
2005			
Cost	25,048	13,236	38,284
Accumulated amortisation	–	(3,089)	(3,089)
Book value at 1 January	**25,048**	**10,147**	**35,195**
Amortisation	–	(882)	(882)
Cost	25,048	13,236	38,284
Accumulated amortisation	–	(3,971)	(3,971)
Book value at 31 December	**25,048**	**9,265**	**34,313**

12. Other financial assets The item Other financial assets relates mainly to interest bearing loans that have a remaining term of more than one year. Weighted average effective interest amounts to 5.86% (2005: 4.75%).

13. Deferred tax asset The deferred tax assets and liabilities and offsetting of assets and liabilities can be summarized as follows:

In US$000	**Assets**		**Liabilities**		**Net**	
	2006	2005	**2006**	2005	**2006**	2005
Property, plant and equipment	**2,184**	2,161	**–**	–	**2,184**	2,161
Intangible assets	**4,318**	4,771	**–**	–	**4,318**	4,771
Other investments	**–**	–	**(781)**	(865)	**(781)**	(865)
Construction contracts	**548**	–	**–**	–	**548**	–
Tax losses	**5,305**	2,129	**–**	–	**5,305**	2,129
Tax assets / liabilities	**12,355**	9,061	**(781)**	(865)	**11,574**	8,196
Offset assets / liabilities	**(781)**	(865)	**781**	865	**0**	0
Book value at 31 December	**11,574**	8,196	**0**	0	**11,574**	8,196

Expected net inflow of amounts relating to deferred tax positions is within one year: US$ 5.7 million (2005: US$ 2.5 million), between one and five years US$ 1.6 million (2005: US$ 1.1 million) and after five years US$ 1.6 million (2005: US$ 2.4 million).

The movements in temporary differences during the years ended 31 December 2006 and 2005 is summarised in the table below:

	2006	**2005**
	US$000	***US$000***
Net deferred tax position 1 January	**8,196**	12,373
Movement	**3,378**	(4,177)
Net deferred tax position 31 December	**11,574**	8,196

The Company has approximately US$ 31 million (2005: US$ 42 million) available in tax losses in the Netherlands and the United States of America. All deferred tax assets related to tax losses have been capitalised in the balance sheet.

14. Inventories

	2006 US$000	2005 US$000
Materials and consumables	**4,545**	820
Goods for resale	**10,769**	11,136
	15,314	11,956

There is no material difference between fair value and cost as stated above.

15. Trade and other receivables

	2006	2005
	US$000	*US$000*
Trade debtors	**236,644**	178,519
Taxes and social security	**1,669**	1,298
Other receivables	**32,018**	18,804
Accruals in respect of delivered orders	**8,060**	11,301
Securities	**2,924**	1,949
Other prepayments and accrued income	**42,802**	27,354
	324,117	239,225

At 31 December 2006, trade receivables include retentions of US$ 7.2 million (2005: US$ 11.0 million) relating to construction contracts. Trade debtors are non-interest bearing and are generally on 30-90 days' terms.

16. Income tax receivable

Apart from deferred taxation, no receivables have a duration of more than 1 year. For an explanation of the deferred tax position reference is made to note 13 to the financial statements.

17. Construction contracts

	2006	2005
	US$000	*US$000*
Cost incurred (total)	**1,576,176**	554,349
Instalments invoiced (total)	**(1,298,932)**	(547,380)
Instalments exceeding cost incurred	**47,075**	56,952
	324,319	63,921

The cost incurred includes the amount of recognised profits and losses to date. The instalments exceeding cost incurred comprise the amounts of those individual contracts of which the total instalments exceed the total cost incurred. The instalments exceeding cost incurred are reclassified to other current liabilities. Advances received from customers are included in other current liabilities. For both aforementioned details, reference is made to note 24 to the financial statements.

The cost incurred as at 31 December 2006 includes an amount related to future finance leases of US$ 98.1 million. Under operating lease treatment this amount would have been added to the property, plant and equipment, of which US$ 73.7 million relates to 2006 additions.

Details with respect to the amount of retentions are included in the note to the trade and other receivables; reference is made to note 15 to the financial statements.

18. Financial instruments

For a description of the financial risk management objectives and policies, reference is made to note 27 of the notes to the financial statements.

At 31 December 2006, the Company held several forward exchange contracts designated as hedges of expected future transactions for which the Company has firm commitments or forecasts. Furthermore, the Company held several interest rate swap contracts designated as hedges of variable interest rate bearing debt. The fair value of the derivative financial instruments included in the balance sheet can be summarised as follows:

In US$000	**Assets**		**Liabilities**		**Net**	
	2006	2005	**2006**	2005	**2006**	2005
Interest rate swaps	**26,375**	30,927	**18,093**	20,106	**8,282**	10,821
Forward currency contracts	**123,640**	120,896	**96,015**	122,158	**27,625**	(1,262)
	150,015	151,823	**114,108**	142,264	**35,907**	9,559

19. Cash and cash equivalents

	2006	2005
	US$000	***US$000***
Cash and bank balances	**142,799**	76,326
Short-term deposits	**203,562**	74,599
	346,361	150,925

The cash and cash equivalents are available for debt and interest payments US$ 11.1 million (2005: US$ 15.0 million), and for day to day activities. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

20. Equity attributable to shareholders

For a consolidated overview of changes in equity reference is made to the consolidated statement of changes in equity.

Issued capital

The meeting of shareholders held on 19 May 2006 approved the four for one share split of the Company's ordinary shares. The post-split shares commenced trading on 2 June 2006. All comparative numbers included in the earnings per share calculations and share information have been restated to reflect the split.

The authorised share capital amounts to € 100,000,000 divided into 200,000,000 ordinary shares each of € 0.25 and 50,000,000 preference shares, each of € 1. During the financial year 1,319,580 (2005: 1,801,480) new ordinary shares were issued in respect of the exercise of employee share options, and 1,606,528 (2005: 1,723,508) new ordinary shares in respect of stock dividend, and 15,103 (2005: 13,424) new ordinary shares in respect of the share-based part of management bonus. The total number of ordinary shares outstanding at the end of the year was 140,715,535 (2005: 137,774,324), of which 28,327 were held by Managing Directors in office as at 31 December 2006 (31 December 2005: 19,696).

Share premium

The share premium reserve is fully available for distribution free of taxes for private investors, and amounts to € 317.1 million (31 December 2005: € 300.2 million).

The other reserves comprise the hedging reserve and the foreign currency translation reserve. The movement and breakdown of the other reserves can be stated as follows:

In US$000	Hedging reserve	Translation reserve	**Total other reserves**
Balance at 1 January 2005	40,717	(2,266)	38,451
Currency translation differences	–	(3,064)	(3,064)
Total recognised income and expense	(38,623)	–	(38,623)
Balance at 31 December 2005	2,094	(5,330)	(3,236)
Currency translation differences	-	5,302	5,302
Total recognised income and expense	48,313	–	48,313
Balance at 31 December 2006	**50,407**	**(28)**	**50,379**

Hedging reserve

The hedging reserve consists of the effective portion of the cumulative net change in fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

21. Long-term loans and other liabilities

Long term loans and other liabilities comprise interest bearing loans and borrowings. The movement in the interest bearing loans and borrowings is as follows:

	2006	**2005**
	US$000	***US$000***
Long term portion	**741,440**	1,039,483
Add: Short term portion	**208,031**	245,227
Remaining principal at 1 January	**949,471**	1,284,710
Additions	**710,470**	100,184
Redemptions	**(734,482)**	(435,423)
Movements	**(24,012)**	(335,239)
Remaining principal at 31 December	**925,459**	949,471
Less: Short term portion	**(170,810)**	(208,031)
Long term portion	**754,649**	741,440

The interest bearing loans and borrowings have the following forecasted repayment schedule:

	2006	**2005**
	US$000	***US$000***
Within one year	**170,809**	208,031
Between 1 and 2 years	**189,511**	204,621
Between 2 and 5 years	**428,963**	145,438
More than 5 years	**136,176**	391,381
Balance at 31 December	**925,459**	949,471

The interest bearing loans and borrowings include at 31 December:

	Original repayment period	Interest per annum	Remaining loan balance 2006 US$000	Remaining loan balance 2005 US$000
US$ project finance facilities drawn:				
Mid 2000 (FSO Yetagun)	10 years	8.94%	20,339	24,805
January/December 2002 (FPSO Brasil)	5 years	7.74%	-	76,365
June 2003 (FPSO Kuito)	3 1/2 years	6.69%	-	24,284
July / November 2003 (FPSO Xikomba)	6 years	6.57%	50,629	68,241
April / June 2004 (FPSO Marlim Sul)	7 1/2 years	6.26%	146,968	190,126
March 2005 (Sanha LPG FPSO)	6 1/2 years	6.75%	94,135	85,723
May 2006 (FPSO Espadarte)	5 years	4.60%	130,341	–
October 2006 (FPSO Capixaba)	6 1/2 years	4.11%	276,840	–
			719,252	**469,544**
US$ guaranteed project finance facilities drawn:				
June 2002/February 2003 (FPSO Falcon)	6 years	6.19%	–	88,548
December 2006 (FPSO Kikeh)	7 years	5.44%	151,900	–
			151,900	**88,548**
US$ 500 million revolving credit facility	5 years	variable	-	381,000
Other long term debt			54,307	10,379
Remaining principal at 31 December			**925,459**	**949,471**

The guaranteed project finance facilities are guaranteed by SBM Holding Inc. S.A. As per 31 December 2005 the debt related to the Sanha LPG FPSO was also a guaranteed project finance.
Interest paid on long-term debt during 2006 amounted to US$ 42.5 million (2005: US$ 57.0 million).

The following important financial covenants have been agreed with the respective lenders (unless stated otherwise these relate to both SBM Offshore N.V. and SBM Holding Inc. S.A. consolidated financial statements), after adjustment of EBITDA for certain items and proposed dividend, as defined in the relevant financing facilities:

- minimum tangible net worth of SBM Holding Inc. S.A. of US$ 490 million. Actual tangible net worth is US$ 1,011 million (2005: US$ 822 million). Minimum tangible net worth of SBM Offshore N.V. of US$ 570 million. Actual tangible net worth is US$ 1,086 million (2005: US$ 747 million);
- leverage (net debt : EBITDA ratio) of maximum 3.75:1 at year-end. Actual leverage is 1.40 (2005: 1.84) and 1.40 (2005: 1.85) for SBM Holding Inc. S.A. and SBM Offshore N.V. respectively;
- operating leverage (adjusted for construction financing) of maximum 3.0:1. Actual operating leverage is 0.87 (2005:1.12) and 0.71 (2005:1.12) for SBM Holding Inc. S.A. and SBM Offshore N.V. respectively;
- interest cover ratio (EBITDA : net interest expense) of minimum 5.0:1; Actual interest cover ratio is 16.1 (2005: 9.2) and 14.5 (2005: 9.4) for SBM Holding Inc. S.A. and SBM Offshore N.V. respectively.

The Company has no 'off-balance' financing through special purpose entities. All long-term debt is included in the Consolidated balance sheet.

22. Provisions

In US$000	Re-organisation	Employee benefits	De-mobilisation	Total
Balance at 31 December 2005	1,473	6,424	33,011	40,908
Arising during the year	–	2,863	4,951	7,814
Addition of interest on net present value	–	2,159	1,371	3,530
Utilised / release	(518)	(1,440)	(165)	(2,123)
Deconsolidation	–	–	(1,974)	(1,974)
Currency differences	149	938	–	1,087
At 31 December 2006	**1,104**	**10,944**	**37,194**	**49,242**
Current 31 December 2006	1,104	1,262	4,914	7,280
Non-current 31 December 2006	–	9,682	32,280	41,962
	1,104	**10,944**	**37,194**	**49,242**
Current 31 December 2005	1,473	1,351	1,566	4,390
Non-current 31 December 2005	–	5,073	31,445	36,518
	1,473	**6,424**	**33,011**	**40,908**

Reorganisation provision

The provision for reorganisation costs was established in 2003 in relation to the closure of van der Giessen-de Noord N.V., for which the obligations were substantially discharged in prior years.

Employee benefits

The provisions for employee benefits relate to pension obligations, other post-employment benefit obligations and termination and seniority benefits. For a detailed calculation of the pension obligations and principal assumptions, reference is made to note 4 (employee benefits) of the financial statements. Expected outflow of amounts is within one year: US$ 1.3 million (2005: US$ 1.4 million), between one and five years US$ 5.0 million (2005: US$ 1.4 million) and after five years US$ 4.6 million (2005: US$ 3.7 million).

Demobilisation

The provision for demobilisation relates to the costs for demobilisation of the F(P)SO fleet at the end of the respective lease periods. The obligations are valued at net present value, and on a yearly basis interest is added to this provision. The recognised interest is included in financial expenses. The net present value is calculated at the inception date of the lease. The net present value of the provision is calculated at a rate of 4.31%. Expected outflow of amounts is within one year: US$ 4.9 million (2005: US$ 1.6 million), between one and five years US$ 10.0 million (2005: US$ 5.2 million) and after five years US$ 22.2 million (2005: US$ 26.2 million).

23. Deferred tax liability

For an explanation of the deferred tax liability reference is made to note 13 of the financial statements.

24. Trade and other payables

	2006 US$000	2005 US$000
Trade payables	**110,846**	99,828
Other payables	**64,127**	50,296
Taxation and social security costs	**4,810**	4,210
Pension costs	**2,950**	1,180
Instalments exceeding cost incurred	**47,075**	56,952
Advances	**266,165**	54,420
Non-trade payables and accrued expenses	**224,166**	163,831
	720,139	430,717

25. Financial instruments

For a detailed explanation of the financial instruments reference is made to note 18 of the financial statements.

26. Commitments and contingencies

Under the terms of financing arrangements and as security for credit facilities made available to several subsidiaries, property of these Group companies has been mortgaged and movable assets and current assets have been given in lien to the Group's bankers.

At 31 December 2006, bank guarantees have been issued for US$ 290 million (31 December 2005: US$ 226 million).

Certain investment commitments have been entered into principally in respect of the FPSO Kikeh, the two Kizomba 'C' FPSOs, the Thunder Hawk semisubmersible, and the upgrade of the Turkmenistan EWT system. At year-end the remaining contractual commitments for acquisition of property, plant and equipment and investment in future finance leases amounted to US$ 375.5 million (2005: US$ 251.5 million).

Certain legal disputes with customers or subcontractors exist. Management is of the opinion that provisions made for these disputes are adequate.

The obligations in respect of operating lease, rental and leasehold obligations, are as follows:

In US$000		2006			2005
	< 1 year	1-5 years	> 5 years	**Total**	
Operating lease	1,705	3,105	31	**4,841**	3,888
Rental	7,284	31,468	4,027	**42,779**	44,611
Leasehold	6	14	–	**20**	-
	8,995	34,587	4,058	**47,640**	48,499

27. Financial risk management objectives and policies

Based on financial policies agreed by the Board of Management and the Supervisory Board, the Company uses several financial instruments in the ordinary course of business. The Company's principal financial instruments, other than derivatives, comprise bank loans and overdraft, debentures and cash and short-term deposits. The main purpose of these financial instruments is to finance the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from operations.

The Company also enters into derivative transactions, including principally interest rate swaps and forward rate currency contracts. The purpose is to manage the interest rate and currency risk arising from the Company's operations and its sources of finance. Financial derivatives are only used to hedge closely correlated underlying business transactions.

It is, and has been throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk, foreign currency risk and credit risk.

Interest rate risk

The Company's exposure to risk for changes in market interest rates relates primarily to the Company's long-term debt obligations with a floating interest rate. In respect of controlling interest rate risk, the floating interest rates of long-term loans are hedged by fixed rate swaps for the entire maturity period. The revolving credit facility is intended for the fluctuating needs of construction financing of F(P)SOs and bears interest at floating rates, which is also swapped for fixed rates when exposure is significant.

Foreign currency risk

The Company has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's functional currency. The Company requires all its operating units to use forward currency contracts to eliminate the currency exposure on any significant individual transactions for which payment is anticipated more than one month after the Company has entered into a firm commitment for a sale or purchase. The forward currency contracts must be in the same currency as the hedged item. It is the Company's policy not to enter into forward contracts until a firm commitment is in place.

It is the Company's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise the hedge effectiveness.

At 31 December 2006, the Company had hedged 100% (2005: 100%) of its significant foreign currency transactions for which firm commitments existed at the balance sheet date.

Credit risk and other risks

In respect of controlling political and credit risk, the Company has a policy of thoroughly reviewing risks associated with contracts, either turnkey or long-term leases. Where political risk cover is deemed necessary and available in the market, insurance is obtained. In respect of credit risk, bank or parent company guarantees are negotiated with customers. Furthermore limited recourse project financing removes a large part of the risk on long-term leases. The Company reduces its exposures to the maximum extent possible.

Sensitivity analysis

As set out in the paragraphs above, the Company aims in managing interest rate and currency risks to reduce the impact of short-term fluctuations on the Company's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At 31 December 2006, it is estimated that a general increase of one percentage point in interest rates would decrease the Company's profit before tax by approximately US$ 0.06 million (2005: decrease of US$ 0.9 million) as 92.4% of the debt is hedged by fixed interest rate swaps.

28. Events after the balance sheet date

On 19 March 2007 20% of the shares in the owning and operating companies of the FPSO Capixaba were sold to Star International Drilling (STAR). STAR shares in the net result of the FPSO from the start of the operations in May 2006. This transaction will be recorded in the 2007 financial statements.

The activities of NKI Group B.V. and NKI Aviobridge B.V. are in the process of being sold to third parties. At 31 December 2006 the assets and liabilities related to these activities were valued at the lower of cost or fair value. An additional loss of approximately US$ 0.2 million is included in the 2006 financial statements related to fair value adjustments concerning activities to be divested.

29. List of Group companies In accordance with legal requirements a list of Group companies which are included in the consolidated financial statements of SBM Offshore N.V. has been deposited at the Chamber of Commerce in Rotterdam.

On 15 September 2006 the Company acquired 100% of the share capital of S.A.M. L'Edelweiss, which owns real estate in Monaco. The real estate was bought to provide additional office space for employees of the Company.

30. Interest in joint ventures The Company has several joint ventures. Included in the consolidated financial statements are the following items that represent the Company's interest in the assets, liabilities, revenues and expenses of the joint ventures:

	2006	2005
	US$000	*US$000*
Non-current assets	**658,343**	482,418
Current assets	**124,738**	50,904
Non-current liabilities	**(524,243)**	(410,638)
Current liabilities	**(133,809)**	(43,947)
Net assets / liabilities	**125,029**	78,737
Income	**206,068**	136,553
Expenses	**(172,601)**	(103,999)
	33,467	32,554

Included in the figures above are the following significant joint ventures and the relevant percentage of ownership:

- Gas Management (Congo) Ltd., 49%
- Malaysia Deepwater Floating Terminal Kikeh Limited, 49%
- Solgaz S.A., 49%
- Anchor Storage Ltd., 49%
- Advanced Deep Sea Installation Inc., 49.9%
- Sonasing Sanha Ltd., 50%
- Sonasing Kuito Ltd., 50%
- Sonasing Xikomba Ltd., 50%
- OPS-Serviços de Produção de Petroleos Ltd, 50%
- FPSO Firenze Produção de Petróleo Ltda, 50%
- FPSO Mystras - Produção de Petróleo Ltda, 50%
- SBM Diamond Venture S.A., 70%
- South East Shipping Co. Ltd., 75%
- FPSO Brasil Venture S.A., 51%
- SBM Operações Ltda, 51%
- SBM Systems Inc., 51%

Company balance sheet

	Notes	2006		2005	
ASSETS					
Property, plant and equipment	1	**55**		1	
Investment in Group companies and associates	2	**1,120,403**		884,694	
Deferred tax asset	3	**4,744**		–	
Other financial assets	4	**0**		15,365	
Total non-current assets			**1,125,202**		900,060
Other receivables	5	**931**		7,037	
Income tax receivable		**5,254**		520	
Cash and cash equivalents		**4,138**		886	
Total current assets			**10,323**		8,443
TOTAL ASSETS			**1,135,525**		908,503
EQUITY AND LIABILITIES					
Equity attributable to shareholders					
Issued capital		**46,359**		40,577	
Share premium		**344,326**		323,776	
Retained earnings		**677,636**		533,927	
Other reserves		**50,379**		(3,236)	
Shareholders' equity	6		**1,118,700**		895,044
Provisions	7	**4,681**		0	
Total non-current liabilities			**4,681**		0
Other current liabilities	8	**12,144**		13,459	
Total current liabilities			**12,144**		13,459
TOTAL EQUITY AND LIABILITIES			**1,135,525**		908,503

Company income statement

For the years ended 31 December in thousands of US Dollars

	2006	2005
Company result	**(1,506)**	(935)
Result Group companies	**217,747**	226,617
	216,241	225,682

Notes to the Company financial statements

General

The separate financial statements are part of the 2006 financial statements of SBM Offshore N.V. With reference to the separate income statement of SBM Offshore N.V., use has been made of the exemption pursuant to Section 402 of Book 2 of the Netherlands Civil Code.

Principles for the measurement of assets and liabilities and the determination of the result

SBM Offshore N.V. uses the option provided in section 2:362 (8) of the Netherlands Civil Code in that the principles for the recognition and measurement of assets and liabilities and determination of result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of SBM Offshore N.V. are the same as those applied for the consolidated financial statements. These consolidated financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (referred to as EU-IFRS). Reference is made to pages 68 to 74 for a description of these principles. Participating interests, over which significant influence is exercised, are stated on the basis of the equity method.

Results on transactions, involving the transfer of assets and liabilities between SBM Offshore N.V. and its participating interests or between participating interests themselves, are not incorporated insofar as they can be deemed to be unrealised.

1. Property, plant and equipment

The movement in the property, plant and equipment during the year can be summarised as follows:

In US$000	Other fixed assets
Cost	259
Accumulated depreciation and impairment	(258)
Book value at 1 January 2006	**1**
Additions	54
Depreciation	(4)
Currency differences	4
Total movements	**54**
Cost	344
Accumulated depreciation and impairment	(289)
Book value at 31 December 2006	**55**

2. Investment in Group companies and associates

The movements in the item Investment in Group companies and associates are as follows:

	2006	2005
	US$000	*US$000*
Balance at 1 January	884,694	668,682
Provisions	(43,888)	(50,812)
Investments at net asset value	**840,806**	617,870
Results for the year	217,747	226,617
Investments and other changes	74,157	11,554
Deconsolidation	–	(10,185)
Dividends received	(67,389)	(704)
Currency differences	2,460	(4,346)
Movements	**226,975**	222,936
Balance at 31 December	1,120,403	884,694
Provisions	(52,622)	(43,888)
Investments at net asset value	**1,067,781**	840,806

The investments and other changes relate to investments in subsidiaries and other direct equity movements.

3. Deferred tax asset

The deferred tax asset relates in its entirety to tax losses.

4. Other financial assets

The other financial assets comprise loans and receivables owed by Group companies.

5. Other receivables

	2006	2005
	US$000	*US$000*
Amounts owed by Group companies	335	5,047
Other debtors	596	1,990
	931	7,037

6. Shareholders' equity

For an explanation of the shareholders' equity, reference is made to the statement of changes in equity and note 20 of the consolidated financial statements.

7. Provisions

	2006	2005
	US$000	*US$000*
Participation in Group Company	52,622	43,888
Amounts owed by Group	(47,941)	(43,888)
	4,681	0

This item relates to van der Giessen-de Noord N.V. and NKI subsidiaries.

8. Other current liabilities

	2006 *US$000*	2005 *US$000*
Amounts owed to Group companies	15,729	9,847
Taxation and social security costs	19	–
Other creditors	3,318	3,612
	19,066	13,459

9. Commitments and contingencies

The Company has issued performance guarantees for contractual obligations to complete and deliver projects in respect of several Group companies, and fulfilment of obligations with respect to F(P)SO long-term lease/operate contracts. Furthermore, the Company has issued parent company guarantees in respect of several Group companies' financing arrangements.

The Company is head of a fiscal unity in which almost all Dutch Group companies are included. This means that these companies are jointly and severally liable in respect of the fiscal unity as a whole.

Schiedam, 26 March 2007

Board of Management

D. Keller, CEO [1]
F. Blanchelande [2]
D.J. van der Zee [2]
M.A.S. Miles, CFO [2]

Supervisory Board

H.C. Rothermund, Chairman
J.D.R.A. Bax, Vice-Chairman
R.H. Matzke
L.J.A.M. Ligthart
R. van Gelder

[1] *Managing Director*
[2] *Director*

Other information

Appropriation of profit

With regard to the appropriation of profit, article 29 of the Articles of Association states:

1. When drawing up the annual accounts, the Board of Management shall charge such sums for the depreciation of the Company's fixed assets and make such provisions for taxes and other purposes as shall be deemed advisable.

2. Any distribution of profits pursuant to the provisions of this article shall be made after the adoption of the annual accounts from which it appears that the same is permitted.
   The Company may make distributions to the shareholders and to other persons entitled to distributable profits only to the extent that its shareholders' equity exceeds the sum of the amount of the paid and called up part of the capital and the reserves which must be maintained under the law.
   A deficit may be offset against the statutory reserves only to the extent permitted by law.

3. a. The profit shall, if sufficient, be applied first in payment to the holders of preference shares of a percentage as specified in b. below of the compulsory amount due on these shares as at the commencement of the financial year for which the distribution is made.
   b. The percentage referred to above in subparagraph a. shall be equal to the average of the Euribor interest charged for loans with a term of twelve months – weighted by the number of days for which this interest was applicable – during the financial year for which the distribution is made, increased by two hundred basis points.

4. The management board is authorised, subject to the approval of the supervisory board, to determine each year what part of the profits shall be transferred to the reserves, after the provisions of the preceding paragraph have been applied.

5. From the balance of the profit then remaining, the holders of ordinary shares shall if possible receive a dividend of four per cent on the nominal value of their share holding.

6. The residue of the profit shall be at the disposal of the general meeting of shareholders.

7. The general meeting of shareholders may only resolve to distribute any reserves upon the proposal of the management board, subject to the approval of the supervisory board.

With the approval of the Supervisory Board, it is proposed that the profit shown in the Company income statement be appropriated as follows (in US$):

Profit attributable to shareholders	216,241,000
In accordance with Article 29 clause 4 to be transferred to retaining earnings	107,890,000
Remains	108,351,000
In accordance with Article 29 clause 5 holders of ordinary shares will receive a dividend of 4% on the nominal value of their shares i.e. 4% of € 35,178,884	1,854,000
At the disposal of the General Meeting of Shareholders	106,497,000

Pursuant to the provisions of Article 29 clause 5 of the Articles of Association, it is proposed that the balance be distributed among the shareholders. The dividend may be fully paid in the form of either cash or shares (stock dividend) at the shareholder's option. Full details are given in the Agenda for the Annual General Meeting of Shareholders of SBM Offshore N.V. to be held on 15 May 2007, under agenda item number 3 and in the notes thereto.

To the shareholders of SBM Offshore N.V.

Auditors' report

Report on the financial statements

We have audited the accompanying financial statements for the year 2006 of SBM Offshore N.V., Rotterdam as set out on pages 64 to 100. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2006, the company profit and loss account for the year then ended and the notes.

Management's responsibility

Management of the Company is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Board of Management in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of SBM Offshore N.V. as at 31 December 2006, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of SBM Offshore N.V. as at 31 December 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Board of Management is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, 26 March 2007

KPMG ACCOUNTANTS N.V.
J.C.M. van Rooijen RA

Key figures

in millions of US Dollars, unless stated otherwise

	Notes	**2006**	2005	2004	2003 *	2002 *
Turnover		1,989.7	1,519.3	1,068.7	1,848.7	929.5
New orders		4,915.7	1,510.1	1,435.9	1,392.3	1,858.4
Order portfolio at 31 December		6,992.4	4,058.3	4,070.9	4,760.1	5,074.4
Results						
Net profit (continuing operations)		216.3	225.8	91.7	46.6	77.4
Dividend		108.4	113.7	57.1	45.3	50.0
Shareholders' equity at 31 December		1,118.7	895.0	662.4	710.5	679.9
Cash flow		439.6	432.6	330.1	201.4	175.3
Investments in tangible fixed assets		309.0	398.5	237.3	530.0	701.3
Depreciation and amortisation		223.3	206.8	209.6	154.8	97.9
Number of employees (average)		2,356	2,253	1,982	4,235	4,151
Wages and salaries, social security costs		–	–	–	279.4	233.9
Employee benefits		363.7	302.2	266.2	–	–
Ratios (%)						
Shareholders' equity : net assets		58	53	38	35	40
Current ratio		114	78	96	101	116
Return on average capital employed		14.6	14.6	8.9	3.7	7.0
Return on average equity		21.5	28.1	14.1	6.7	12.5
Operating profit : net turnover		12.8	18.1	15.1	3.5	8.9
Net profit : net turnover		10.9	14.9	8.6	2.5	8.3
Cash flow : average equity		44	56	51	29	28
Cash flow : average capital employed		23	23	17	12	15
Net debt : shareholders' equity		52	90	172	–	–
Net long-term debt : shareholders' equity		–	–	–	150	115
Shareholders' equity : new orders		23	59	46	51	37
Information per share (US$)						
Net profit	1	1.55	1.66	0.69	0.36	0.61
Dividend		0.77	0.83	0.43	0.35	0.39
Shareholders' equity at 31 December	2	7.95	6.50	4.81	5.50	5.33
Cash flow	1	3.15	3.18	2.43	1.57	1.38
Share price (€) – 31 December		26.05	17.06	11.69	10.75	12.58
– highest		26.45	18.14	11.77	13.06	16.24
– lowest		17.19	11.44	8.39	8.38	10.33
Price / earnings ratio	2	22.1	12.1	22.9	37.4	21.5
Net profit : market capitalisation at 31 December (%)		5.9	8.1	5.7	2.7	4.6
Number of shares issued (x 1,000)		140,716	137,774	134,236	129,298	127,473
Market capitalisation (US$ mln)		4,830.6	2,769.7	2,130.1	1,752.7	1,675.4
Turnover by volume (x 1,000)		308,840	241,376	237,220	171,432	107,572
Number of options exercised		1,319,580	1,801,480	593,600	85,800	753,900
Number of shares issued re stock dividend		1,606,528	1,723,508	1,703,504	1,738,648	1,063,964

* *Years prior to 2004 are based on Dutch GAAP accounting principles. Where (significant) other changes in accounting principles occurred during this five year period, previous years have been restated for comparison. The figures up to 2003 include the Company's former shipbuilding division.*

The information per share has been restated to reflect the four for one share split.

[1] *Based upon weighted average number of shares.*
[2] *Based upon number of shares outstanding at 31 December.*

Photography
SBM Offshore N.V.

Lithography and printing
B.V. Drukkerij De Eendracht
Schiedam

Binding
Boekbinderij van Wijk B.V.
Utrecht

This Annual Report is printed on paper without the use of chlorine.
It is biodegradable and recyclable.

SBM Offshore N.V.

Schiedam (The Netherlands)

Board of Management:	D. Keller, Managing Director and CEO
	D.J. van der Zee, Director, COO
	F. Blanchelande, Director, President SBM Production Contractors
	M.A.S. Miles, Director, CFO

Group Companies

Single Buoy Moorings Inc

Marly (Switzerland) / Monaco

Management:	D. Keller
	D.J. van der Zee
	F. Blanchelande
	T. Mace
Activities:	SBM Systems: mooring technology, process engineering, project management, construction supervision, technology development;
	SBM Production Contractors: management of the lease fleet;
	SBM Services: offshore contracting, spare parts, after-sales services;
	SBM Gas & Power: offshore technology applications in the LPG and LNG industry.

SBM Atlantia Inc (merger of SBM-Imodco Inc and Atlantia Offshore Limited)

Houston (USA)

Management:	B. van Leggelo, President
Activities:	mooring technology, process engineering, project management, after-sales services, design and supply of deepwater production systems (TLPs, semi-submersibles), design and supply of semi-submersible drilling units.

SBM Malaysia Sdn Bhd

Kuala Lumpur (Malaysia)

Management:	I. Replumaz, Director
Activities:	mooring technology, process engineering, project management.

Gusto B.V.	**Marine Structure Consultants (MSC) B.V.**	**GustoMSC Inc**
Schiedam (The Netherlands)	Schiedam (The Netherlands)	Houston (USA)
Management:	Management:	Management:
S.A.W. Janse, Managing Director	C.J. Mommaas, Managing Director	Bui V. Dao, President

Activities: offshore design, engineering and consultancy services, naval architecture, process engineering.

NKI Group N.V.

Dongen (The Netherlands)

Management:	J. Houweling, Managing Director
Activities:	airport infrastructure projects.

SBM Offshore N.V.

Postal address
P.O. Box 31
3100 AA Schiedam
The Netherlands

Street address
Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

Telephone (+31) 10 2320900
Telefax (+31) 10 2320999
E-mail sbm@sbmoffshore.com

Full information regarding
SBM Offshore is available
on the Company's website
at www.sbmoffshore.com



82-35080

SBM Offshore

Half-Year Results 2007



Technology Creating Value







SBM OFFSHORE

Half-year results 2007 and updated full-year forecast

Highlights

- Half-year profit of US$ 139.2 million represents an increase of 42% over 2006 (US$ 97.8 million). Return on equity of 23.7% (20.8% in 2006);

- Return on capital employed rises to 15.9% (from 13.4% in 2006) for the six month period;

- New orders amount to US$ 1,807 million for the first six months of 2007. Backlog at 30 June 2007 amounts to US$ 7,408 million;

- Updated 2007 year-end forecast profit increases from US$ 260 million to US$ 265 million.

1. Half-year results 2007

The profit after tax for SBM Offshore N.V. (the Company) for the first six months of 2007 was US$ 139.2 million (US$ 0.96 per share) compared with US$ 97.8 million (US$ 0.70 per share) at mid-year 2006.

Profit includes US$ 6 million from non-recurring items, being the gain on sale of 20% of the Company's interest in FPSO Capixaba to Queiroz Galvao affiliate STAR, offset by a small loss on the disposal of the Company's airport interiors and passenger boarding bridges activities.

Turnover for the six months was US$ 1,388.4 million compared with US$ 823.0 million for mid year 2006.

EBITDA for the half-year was US$ 268.7 million (US$ 1.90 per share) compared with US$ 218.6 million (US$ 1.58 per share) at mid-year 2006.

EBIT for the six month period was US$ 151.2 million (US$ 1.07 per share) compared with US$ 115.9 million (US$ 0.84 per share) at mid-year 2006.

Approximately 53% of EBIT was contributed by the lease and operate activities with 47% contributed by the turnkey sales and services. The corresponding segmental split in the first half of 2006 was 66% lease and operate: 34% turnkey sales.

Net debt to equity at 30 June 2007 stands at 0.64 compared with 0.52 at 31 December 2006.

2. Expectations for the full year 2007

Based upon the result of the first six months and potential developments over the remainder of the year, the Company expects that 2007 will generate:

- Profit of US$ 265 million (US$ 1.82 per share) including the impact of the non-recurring items mentioned above, compared with US$ 216 million (US$ 1.55 per share) in 2006;

- EBITDA of US$ 555 million (US$ 3.88 per share), compared with US$ 477 million (US$ 3.42 per share) in 2006;

- EBIT of US$ 305 million (US$ 2.13 per share), compared with US$ 254 million (US$ 1.82 per share) in 2006;

- Capital expenditure of US$ 750 million compared with US$ 309 million in 2006.

3. New booked orders

New booked orders for the first half-year of 2007 totalled US$ 1,807 million, compared with US$ 2,318 million for the first half of 2006, and US$ 4,916 million for the whole year 2006. Order portfolio at 30 June stood at US$ 7,408 million (year-end 2006 - US$ 6,992 million).

The major new orders include:

- A contract with Talisman Energy Norge AS, operator of the PL316 license offshore Norway, for the five year lease of a MOPUstor, a production jack-up installed on a subsea storage tank, for the re-development of the Yme field;

- A contract with Tanker Pacific Offshore Terminals Pte Ltd (TPOT) for the design and supply of an external turret mooring system for an FSO in the Su Tu Vang field offshore Vietnam;

- A contract with Delba Perforadora Internacional S.A. from Brazil for the supply of a Dynamically Positioned Semi-Submersible Drilling Unit, filling the yard slot for a third rig secured by the Company in July 2006. The rig will be delivered first quarter 2010;

- A three year extension from Petrobras of the lease contract of the 'FPSO Brasil', owned and operated in joint venture between SBM and MISC Berhad, thus extending the service of this FPSO in the Roncador field offshore Brazil through May 2012;

- A four year extension from Total Congo of the lease contract of the 'Nkossa II' LPG FSO, owned and operated in joint venture between SBM and Maersk, extending the service of this FSO until November 2011 (not previously announced);

- A contract with Statoil ASA for the supply of a very large swivel stack;

- A total of nine contracts for the supply of new, and for the refurbishment of existing, CALM type offshore tanker terminals, and the related offshore change out operations;

- A contract with IHC Holland Merwede for the design and supply of a 5,000 tons revolving offshore crane;

- Several contracts for supply of specialised components for jack up systems for drilling rigs and other offshore structures.

4. Market Developments

During the first half of 2007, the Company was fully occupied with the execution of the large order intake of 2006.

During the second quarter, several major projects reached completion and were delivered:

- The mono-column TLP to BHP, now installed on the Neptune field in the Gulf of Mexico, fabricated in Texas and Louisiana;

- The flash gas compression barges to AGIP KCO for the Kashagan field in Kazakhstan, fabricated in Dubai;

- The FPSO Kikeh for leasing to Murphy Oil, now installed on Kikeh field in the South China Sea, fabricated in Malaysia;

- The turret (the largest in the world) for the P-53 FPSO to Petrobras, fabricated in Keppel Singapore.

Each of the above turnkey projects was profitable. The Kikeh FPSO, contracted on a lease and operate basis, was completed within the capex budget.

The next critical delivery is the Mondo FPSO in September, presently on schedule for a sail-away on time from Singapore.

The execution of projects continues to suffer from a difficult market situation, and in general, delivery times tend to lengthen and budgets are under pressure as equipment and services suppliers remain overloaded and quite inflexible. The situation is nevertheless under control and the profit forecast advised in January is reconfirmed.

Two milestones were achieved in respect of new technology, with the GAP (Gravity Actuated Pipe) successfully installed on the Kikeh field and also the Trelline (bonded crude oil export flow line) installed and in use by Shell on the Bonga FPSO in Nigeria.

The market continues to maintain a high demand for SBM-type of facilities. The strategy is to be selective, pursue projects with high added value and tender for reasonable terms and conditions and fair margins. As a result, the order intake has been low since February this year. However management is confident some of the major prospects will materialise during the second half of the year and there is no concern in respect of continuous full utilisation of the Company's capacity.

5. Corporate Management

The Board of Management has recommended, and the Supervisory Board has approved the appointment of Anthony Mace as a Director of the Company.

Mr. Mace (55) has been with SBM Offshore since 1977. He graduated from London University with an MSC degree in Mechanical Engineering. His career in SBM took him through a number of positions with increasing responsibility and as of 2001 he was in charge of developing the Houston affiliates and then merging SBM-Imodco with Atlantia. More recently, he transferred back to Monaco to take the lead of the LNG FPSO project development.

6. Financial Agenda

Preliminary Results 2007 - Press Release & Conference Call	29 January 2008
Final Results 2007 - Press Release	11 March 2008
Final Results 2007 - Analysts Presentation (Amsterdam)	12 March 2008
Annual Report 2007	End April 2008
Annual General Meeting of Shareholders 2007	15 May 2008
Ex-dividend Date	19 May 2008
Half-year Results 2008 - Press Release	19 August 2008
Half-year Results 2008 - Analysts Presentation (Amsterdam)	19 August 2008

7. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);
- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;
- Design, construction and supply of semi-submersible drilling platforms;
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;
- Offshore construction and installation contracting services.

The Board of Management

Schiedam, 28 August 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Sebastiaan de Ronde Bresser
Telephone: (+377) 92 05 85 15
Mobile: (+33) 672 214 360
Fax: (+377) 92 05 89 40
E-mail: sebastiaan.derondebresser@sbmoffshore.com
Website: www.sbmoffshore.com

Condensed statement of changes in total equity

In thousands of US Dollars

	2007	2006
Total equity at 1 January	1,119,023	895,336
Translation differences	1,056	896
Movement financial instruments	4,294	45,824
Other movements	6,094	1,515
Net income directly recognised in equity	*11,444*	*48,235*
Profit for the year	136,083	97,671
Change in minority interests	3,203	44
Total income and expense for the year	*139,286*	*97,715*
Dividend	(56,592)	(70,546)
Share options exercised / bonus shares	13,955	15,999
Total equity at 30 June	**1,227,116**	**986,739**

The General Meeting of Shareholders held on 15 May 2007 approved a dividend per ordinary share of US$ 0.770 (2006: US$ 0.825).

Condensed consolidated interim statement of cash flows

In thousands of US Dollars

	6 months ended 30 June 2007	**6 months ended 30 June 2006**
Cash flow from operating activities	64,698	401,996
Cash flow from investing activities	(216,244)	(240,726)
Cash flow from financing activities	38,532	(82,514)
Net increase/(decrease) in cash and bank balances	**(113,014)**	**78,756**
Cash and bank balances at beginning of period	339,686	144,850
Net cash divestments	(581)	-
Exchange gains/(losses) on cash and bank balances	2,025	2,963
Cash and cash equivalents end of period	**228,116**	**226,569**

The reconciliation of the cash and cash equivalents as at 30 June 2007 with the corresponding amounts in the balance sheet is as follows:

Cash and cash equivalents	234,865
Bank overdrafts	(6,749)
Cash and cash equivalents	**228,116**

The interim financial statements have not been audited.

Notes to the condensed consolidated interim financial statements

SBM Offshore N.V. is a company domiciled in Rotterdam, the Netherlands. The condensed consolidated interim financial statements for the six months ended 30 June 2007 comprise the interim financial statements of SBM Offshore N.V. and its subsidiaries (together referred to as the 'Company') and the Company's interest in associates and jointly controlled entities.

Statement of compliance

The condensed consolidated interim financial statements for the half year ended 30 June 2007 have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements (IAS 34). The information in the interim financial statements has been prepared based on the IFRS standards and interpretations, adopted by the EU.

Basis of preparation

The condensed consolidated interim financial statements are presented in US Dollars, rounded to the nearest thousand. The accounting policies and methods of computation followed in the preparation of the 2007 interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2006. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

Seasonality and cyclicality

The interim financial result of SBM Offshore is not materially impacted by either seasonality or cyclicality of the operations.

Use of estimates

In the preparation of the interim financial statements, it is necessary for the Management of the Company to make estimates and certain presumptions that can affect the valuation of the assets and liabilities and the outcome of the interim financial statements. The actual outcomes may differ from these estimates and presumptions. Estimates and judgements are continually evaluated and are based on historical experience and factors, including expectations of future events that are believed to be reasonable.

In particular, significant areas of estimation, uncertainty and critical judgements in applying the accounting policies having the most significant effect on amounts recognised in the interim financial statements are:

- estimation of the anticipated useful life of the leased facilities;
- lease classification;
- revenue recognition on construction contracts based on the stage of completion method;
- estimated impairment of intangible fixed assets.

1. Segment information

6 months ended 30 June 2007 *In thousands of US Dollars*	**Lease**	**%**	**Turnkey**	**%**	**Consolidated**
Segment revenue	333,704	24.0	1,054,691	76.0	1,388,395
Gross margin	99,949	45.5	119,671	54.5	219,620
Other income	41		66		107
Unallocated income and expenses	–		–		(68,535)
Operating profit (EBIT)					151,192
Net financing costs					(5,914)
Share of profit of associates					0
Income tax expense					(6,028)
Profit					**139,250**

6 months ended 30 June 2007 *In thousands of US Dollars*	**Lease**	**%**	**Turnkey**	**%**	**Consolidated**
Segment revenue	281,615	34.2	541,364	65.8	822,979
Gross margin	91,035	52.6	81,903	47.4	172,938
Other income	585		335		920
Unallocated income and expenses	–		–		(57,965)
Operating profit (EBIT)					115,893
Net financing costs					(13,525)
Share of profit of associates					0
Income tax expense					(4,616)
Profit					**97,752**

Notes

Non-Recurring Items

In 2007 20% of the shares in the owning and operating companies of the FPSO Capixaba were sold to Star International Drilling ("STAR"). STAR shares in the result for the FPSO with effect from 1 April 2006.

During the course of the first six months of 2007 the airport interiors and passenger boarding bridges activities of NKI Group B.V. and NKI Aviobridge were sold to 3rd parties.

The combined impact of the above events upon the 2007 mid-year results amounts to a non-recurring net gain of around US$ 6 million.

The 2006 Turnkey segment figures include the sale of 49 percent of the shares in the group companies owning and operating the FPSO Brasil to MISC Berhad. The transaction generated turnover of US$ 103.7 million and net profit in excess of US$ 10 million. The related cash flow is included in cash flow from operating activities.

Allocation of Selling, General and administrative expenses

Unallocated income and expenses include Selling, General and Administrative expenses for US$ 60.3 million in 2007 (2006: US$ 42.7 million). For analytical review purposes approximately one third of these costs can be considered as attributable to the lease segment. Unallocated costs also include Other operating expenses, which correspond mainly to Research and Development activities and relate principally to the Turnkey segment.

2. Earnings per share

The basic earnings per share for the period amounts to US$ 0.96 (2006: US$ 0.70); the fully diluted earnings per share amounts to US$ 0.95 (2006: US$ 0.70).

Basic earnings per share amounts are calculated by dividing net profit for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings per share amounts are calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of shares outstanding during the period plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into ordinary shares.

The following reflects the share data used in the basic and diluted earnings per share computations:

	2007	2006
Number of shares outstanding at 1 January	140,715,535	137,774,324
Stock dividend	221,571	257,400
New share issue (re exercised options)	372,925	631,110
Weighted average number of shares	141,310,031	138,662,834
Weighted average number of shares to be granted without payment under the stock option scheme	2,016,238	1,789,046
Weighted average number of shares (diluted)	**143,326,269**	**140,451,880**

3. Property, plant and equipment

Total movement in property, plant and equipment is as follows:

In thousands of US Dollars

	2007	2006 Full year
Book value 1 January	1,662,222	1,704,463
Additions	218,940	299,060
New in consolidation	-	9,933
Disposals	(1,846)	(72)
Depreciation	(117,100)	(222,409)
Exchange rate differences	2,251	9,440
Deconsolidation and other movements	(11,001)	(138,193)
Movements during the year	91,244	*(42,241)*
Book value 30 June (full year: 31 December)	**1,753,466**	**1,662,222**

4. Long term loans and other liabilities

Included in long term loans and other liabilities are interest bearing loans and borrowings. The movement in the interest bearing loans and borrowings is as follows:

In thousands of US Dollars	2007	2006 Full year
Long term portion	754,649	741,440
Add: short term portion	170,810	208,031
Remaining principal 1 January	**925,459**	**949,471**
Additions	166,740	710,470
Redemptions	(83,508)	(734,482)
Movements during the year	*83,232*	*(24,012)*
Remaining principal	1,008,691	925,459
Less: short term portion	(193,265)	(170,810)
Long term portion 30 June (full year: 31 December)	**815,426**	**754,649**

5. Subsequent events

No reportable events have occurred after the balance sheet date.

To the Supervisory Board and Board of Management of SBM Offshore N.V.

Report on review of condensed consolidated interim financial statements

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements consisting of the consolidated balance sheet of SBM Offshore N.V., Rotterdam ("the Company") as at 30 June 2007, the related consolidated income statement, condensed statement of changes in total equity and cash flows for the six-month period then ended and condensed explanatory notes (hereafter referred to as 'interim financial statements'). Management of the Company is responsible for the preparation and fair presentation of the interim financial statements in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union (IAS 34). Our responsibility is to express a conclusion on the interim financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements are not prepared, in all material respects, in accordance with IAS 34.

Rotterdam, 28 August 2007

KPMG ACCOUNTANTS N.V.
J.C.M. van Rooijen RA

Press release - SBM Offshore N.V. **31 May 2007**

SBM OFFSHORE BOOKS NEW LEASE AND TURNKEY SUPPLY ORDERS

SBM Offshore N.V. is pleased to announce that the Company has recently received a number of Orders and Letters of Intent in both the lease and the turnkey supply segments of its activities.

1. Lease

- From Sakhalin Energy Investment Company an extension of the lease contract of the FSO Okha, operating offshore Sakhalin Island, Russia, for an undetermined period of time with a six months termination notice.

2. Turnkey Supply

- Letters of Intent for the supply of CALM type offshore tanker terminals from Sonangol for the Palanca field offshore Angola, from Zakum Development Company for the export terminal at Zirku Island in Abu Dhabi and from Punj Lloyd for the Heera field of ONGC offshore India;

- Letter of Intent from IHC Holland Merwede for the design and supply of a 5,000 tons revolving offshore crane. The crane is to be installed on a vessel designed by the Company and to be built by IHC Holland for Seaway Heavy Lifting. Delivery of the crane is scheduled for the second quarter of 2010;

- Order from PetroProd for the basic design package for the construction of a GustoMSC CJ-70 harsh environment drilling jack-up rig and a Letter of Intent from Jurong Shipyard in Singapore for the supply of special components for these units. The components consist of the jacking system, leg fixation system and the Company's patented X-Y cantilever skidding system;

- Letter of Intent from Jurong Shipyard in Singapore for the supply of the jacking system and a 550 tons offshore revolving crane for a self-elevating platform. This platform was originally designed by the Company for Saudi Aramco who subsequently awarded the construction contract to Jurong;

- A license agreement with Seajacks for the basic design of two GustoMSC NG2500 jack-ups and an order from Lamprell for the supply of the associated jacking systems;

- An agreement with Global Maritime for the provision of jack-up technology for two jack-ups for Master Marine and a Letter of Intent from Labroy Shipbuilding & Engineering for the supply of the associated fixation systems.

3. Portfolio Value

The cumulative Portfolio Value of the above orders is around 200 million US Dollars.

4. Financial Agenda

Half-year Results 2007 - Press Release	28 August 2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August 2007

5. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;

- Design, construction and supply of semi-submersible drilling platforms;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;

- Offshore construction and installation contracting services.

The Board of Management

Schiedam, 31 May 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone: (+377) 92 05 14 34
Mobile: (+377) (0) 6 80 86 52 58
Fax: (+377) 92 05 89 40
E-mail: hans.peereboom@sbmoffshore.com
Website: www.sbmoffshore.com

SBM Offshore

ANNUAL ACCOUNTS 2006



TECHNOLOGY CREATING VALUE









Highlights

- net profit of US$ 216.3 million, versus US$ 225.8 million in 2005 (which included US$ 79.8 million exceptional gain on sale of FPSO Serpentina);
- net operational profit up by 40%;
- EBITDA of US$ 477.5 million compared to US$ 482.2 million in 2005;
- EBIT of US$ 254.3 million compared to US$ 275.3 million in 2005;
- EBIT margin 12.8% compared to 18.1% in 2005;
- new orders totalled US$ 4,916 million, compared to US$ 1,510 million in 2005;
- turnover up to US$ 1,990 million, compared to US$ 1,519 million in 2005;
- investment in fixed assets of US$ 309 million, compared to US$ 399 million in 2005;
- fourth execution centre opened in Kuala Lumpur;
- Extended Well Test system taken into operation in the Caspian Sea;
- FPSO Capixaba taken into operation offshore Brazil;
- excellent performance of the FPSO fleet generated substantial bonus revenues;
- new-generation deepwater installation vessel taken into operation;
- new fifteen year lease contracts from ExxonMobil for two FPSOs for Kizomba 'C', Angola;
- new fifteen year lease contract from Shell for an FPSO for Brazil;
- new contracts for leases for new production concepts in new geographical areas.

1. Dividend

The dividend proposal is based on 50% of the total profit for the year, resulting in a dividend of US$ 0.77 per share.

The dividend may be fully paid in either cash or shares (stock dividend) at the shareholder's option. As the Company's shares are quoted in Euros, the cash payment will be made in Euros. Conversion from US Dollars into Euros will be against the currency exchange rate on May 15, 2007, the day of the Annual General Meeting of Shareholders.

2. Development Order Portfolio

2.1. Lease and Operate Portfolio

The portfolio developed over the year as follows:

New orders and extensions:

- In the first quarter of the year, in Joint Venture with Sonangol, contracts with ExxonMobil affiliate Esso Exploration Angola (Block 15) Limited, for the fifteen year lease and operation of FPSOs for the Mondo and Saxi-Batuque fields in the Kizomba 'C' development area offshore Angola. Although representing lease and operate activities, these contracts are accounted for as finance leases which implies that capital expenditure is treated as a turnkey sale;
- In the second quarter an operating contract, for a minimum period of three years, for the Frade FPSO for Chevron Frade LLC (see below);
- In the third quarter of the year, a contract with Murphy Exploration & Production Company USA and it's co-producers Dominion Exploration & Production Inc., Hydro Gulf of Mexico, L.L.C and Marubeni Offshore Production (USA) Inc. for the five year lease of a new built semi-submersible floating production unit for the development of Thunder Hawk and adjacent fields offshore Louisiana in the Gulf of Mexico;
- In the fourth quarter a contract with Shell, on behalf of themselves and their partners Petrobras and ONGC, for the fifteen year lease and operation of an FPSO for the development of the BC-10 field offshore Brazil;
- Confirmation of one year extensions of the lease contracts for the 'Nkossa II' and 'Okha' FSOs operating for Total and Shell respectively offshore Congo and Sakhalin.

Start of operations:

- In March the start of operation of an Extended Well Test system in the Caspian Sea offshore Turkmenistan under a three year lease and operate contract with Petronas Carigali (Turkmenistan) Sdn Bhd;
- In May the start of operation of the FPSO Capixaba in the Golfinho field offshore Brazil under a seven year lease and operate contract with Petrobras.

Sale of share in FPSO owning and operating companies:

- Effective 1 April 2006 the sale of 49% of the Company's affiliates owning and operating the 'FPSO Brasil', on long term charter with Petrobras in the Roncador field offshore Brazil, to MISC Berhad.

2.2 Turnkey Supply and Services portfolio

The most significant awards during the year included:

- A contract with Petrobras for the supply of two large and complex CALM terminals for tanker loading at Pra in the Campos Basin offshore Brazil;
- A contract with Chevron subsidiary Chevron Frade LLC for the turnkey supply and installation of an FPSO for the Frade field offshore Brazil;
- Contracts for the supply of dynamically positioned Semi-Submersible Drilling Units with Queiroz Galvao Perfuraçoes S.A (QGP) and Odebrecht Drilling Services LLC, both from Brazil;
- Capital expenditure portion and major turnkey lumpsum elements of the ExxonMobil Kizomba 'C' project reported above;
- Lumpsum elements of the Shell BC-10 project reported above.

The major completions during the year included the following projects:

- Delivery of the external Riser Turret Mooring system to Woodside for the FPSO for Enfield;
- Supply and installation of the "Trelline" flexible export line between the spread moored FPSO and the deepwater export system at the Bonga field operated by Shell;
- Supply to Enterprise Products of the deep draft Semi-Submersible platform for the Independence Hub in the Gulf of Mexico.

2.3 Developments since the beginning of 2007

In the first month of the year the Company has obtained the following orders:

- A Letter of Intent from Talisman Energy Norge AS, operator of the PL316 license offshore Norway, for the five year lease of a MOPUstor, a production jack-up installed on a subsea storage tank, for the re-development of the Yme field;
- A contract with Tanker Pacific Offshore Terminals Pte Ltd (TPOT) for the design and supply of an external turret mooring system for an FSO to be leased by TPOT to the CuuLong Joint Venture for operation in the Su Tu Vang field offshore Vietnam;
- A contract with Delba Perforadora Internacional S.A. from Brazil for the supply of a Dynamically Positioned Semi-Submersible Drilling Unit, filling the yard slot for a third rig secured by the Company in July 2006. The rig will be delivered first quarter 2010;
- A three year extension from Petrobras of the lease contract of the 'FPSO Brasil', owned and operated in joint venture between SBM and MISC Berhad, thus extending the service of this FPSO in the Roncador field offshore Brazil through May 2012;
- A four year extension from Total Congo of the lease contract of the 'Nkossa II' LPG FSO, owned and operated in joint venture between SBM and Maersk, extending the service of this FSO until November 2011 (not previously announced);
- Several contracts for the supply of new, and for the refurbishment of existing, CALM type offshore tanker terminals, and the related offshore change out operations.

The cumulative portfolio value of the above orders is in excess of US$ 1.0 billion and includes for the MOPUstor production and storage unit at the Yme field and the two lease extensions the non-discounted total of the fixed day rates payable during the contractual lease periods.

In March 2007 20% of the shares in the owning and operating companies of the FPSO Capixaba were sold to Star International Drilling (STAR), a subsidiary of Queiroz Galvao Perfuraçoes S.A (QGP). STAR shares in the net result of the FPSO from the start of the operations in May 2006. This transaction is to comply with the increasing requirement for the involvement of Brazilian resources in the offshore oil and gas activities in Brazil. It will be recorded in the 2007 financial statements.

3. Expectations for 2007

The projected 2007 net profit is US$ 260 million.

EBITDA is expected to amount to US$ 550 million and EBIT to US$ 300 million with a growing contribution from turnkey supply and services activities.

Capital expenditure is expected to accelerate to around US$ 800 million, depending on accounting treatment for recently awarded and prospective lease contracts.

Net gearing will increase back to a level above 100%.

4. Market Developments

As expected a year ago, the market has been quite buoyant during 2006 and there is no doubt that this will remain so for several years to come. The best indicator is the current and planned high level of activity in the sector of exploration and development drilling. The occupancy level of the global fleet of drilling rigs is today in excess of 90% and, during the year 2006, charter contracts for deep offshore rigs have been awarded for drilling services extending into the mid and long term and at high rates, generating a wave of investments by the drilling contractors. Construction contracts for about 100 offshore rigs have been placed and deliveries are scheduled up to and including the year 2011.

The business of SBM Offshore follows in the wake of drilling activities, a couple of years down-cycle. This implies that the demand for the products of the Company should remain at a high level for at least another 4 to 6 years.

The quite favourable market has given the Company an opportunity for a record high order intake and the portfolio at the end of 2006 is exceptional not only in quantity but also in quality, as it is made of a mix of both traditional and new products and shows a satisfactory balance between lease and turnkey orders, all at reasonably good margins, terms and conditions.

5. Financial Review

Segmental information in respect of the two core businesses of the Company during 2006 is provided in the detailed financial analysis which follows. It should be noted that the Company adopted IFRS as from January 2004 and financial information concerning 2002 and 2003 in the detailed analysis below has not been restated from Dutch GAAP and includes the Company's former shipbuilding division.

Order portfolio



in millions of US$
New Orders
Offshore Shipbuilding
Turnkey
Lease
5000
4000
3000
2000
1000
0
1858
1569
1392
990
1436
634
802
1510
1044
466
4916
3549
1367
2002
2003
2004
2005
2006

Total new booked orders for 2006 amounted to a record US$ 4,916 million. This amount includes new lease contracts (FPSOs for Shell BC-10 and ExxonMobil Mondo and Saxi-Batuque plus a semi-submersible for Murphy ThunderHawk) as well as substantial turnkey contracts (Chevron Frade FPSO, two semi-submersible drilling rigs). The two FPSOs for ExxonMobil consist of significant lump sum contracts on one hand, plus fifteen year front loaded leases, which are accounted for as finance leases. This means that the entire capital values are recognised as turnkey turnover during construction, but with the return on investment recognised as lease income during the lease period, thus negatively impacting turnkey margins and improving lease margins. Under an operating lease treatment only the partner's share would have been accounted for as a turnkey sale.


in millions of US$
Turnover
Offshore Shipbuilding
Turnkey
Lease
2500
2000
1500
1000
500
0
930
380
1849
1280
1069
537
533
1519
934
585
1990
1396
594
2002
2003
2004
2005
2006

Total turnover increased significantly when compared with 2005, as a result of higher turnkey sales activity levels, and particularly when taking into account the inclusion in 2005 of the FPSO Serpentina purchase option value. Lease and operate turnover increased only marginally as the first revenues from the MOPU/FSO Turkmenistan and FPSO Capixaba compensated for the discontinued bareboat revenues of FPSO Serpentina.


in millions of US$
Order Portfolio
Offshore Shipbuilding
Turnkey
Lease
8000
7000
6000
5000
4000
3000
2000
1000
0
5074
4321
4760
4034
4071
498
3573
4059
839
3220
6992
2987
4005
2002
2003
2004
2005
2006

The year-end order portfolio at US$ 7.0 billion is up 72% from last year's level of $ 4.1 billion and represents an all-time high. The current order portfolio includes US$ 4.0 billion (2005: US$ 3.2 billion) for the non-discounted value of future revenues from the long-term charters of the lease fleet, of which US$ 2.6 billion represents the bareboat element of the operating leases. The turnkey order backlog increased substantially, and includes the as yet unrecognised portion of the capital values of the two ExxonMobil FPSOs.

The overall quality of the order portfolio remains high, largely due to the impact of lease/operate contracts with relatively high profitability, but also reflecting growing profitability of turnkey activities.

Profitability

The primary business segments of the Company are the lease and operate activities versus turnkey sales. However, given that both activities are closely related, and each demand the same core technological know-how, it is not possible to specifically allocate all costs to either one segment or the other. For example, when sales costs are incurred (including significant sums for preparing the bid), it is often uncertain whether the project will be leased or contracted on a turnkey lump sum basis. Furthermore, much of the Company's engineering and project management resources contribute to construction of the lease fleet 'at cost' without a Selling, General and Administration costs (S, G & A) mark-up, while the FPSO/FSO fleet results 'benefit' from lower capex and lower annual depreciation. For these reasons, the Company refrains from presenting detailed analysis of segment net profits. In approximate terms however, two-thirds of S, G & A and other operating costs and revenues can be attributed to the turnkey sale segment, meaning that around 39% of EBIT is contributed by turnkey sales and 61% by lease and operate activities.

In 2005 the financial statements were exceptionally affected by the one-off net gain of US$ 79.8 million resulting from the option exercised by ExxonMobil to purchase the FPSO Serpentina. The impact of this transaction is reflected separately in the following graphs.


in millions of US$
EBIT
(Operating Profit)
Shipbuilding
Holding
Offshore
Total
FPSO Serpentina Sale
450
350
250
150
50
-50
-150
-48
-5
136
82
2002
-82
-3
149
64
2003
161
2004
275
195
2005
254
2006

EBIT decreased compared to 2005 due to last year's FPSO Serpentina sale. This one-off item was largely compensated by:

- continuing growth from the lease fleet as a result of the start-up of FPSO Capixaba as well as a FSO plus MOPU for Turkmenistan in the course of the year, and a full year operation of the units having entered service during 2005;
- additional bonus and maintenance day revenues awarded for FPSO fleet performance, and FPSO/FSO operating cost savings;
- sale of a 49% stake in the FPSO Brasil to strategic partner MISC Berhad resulting in a net gain exceeding US$ 10 million;
- increased profits from turnkey deliveries, reflecting improving market and effective project management;
- increased R&D expenditures;
- full occupancy levels.

As a percentage of the higher turnover, operating profit therefore decreased to 12.8% (2005: 18.1%).

Gross margin in 2006 of US$ 370.1 million (US$ 362.7 million in 2005) consisted of US$ 189.3 million (up from US$ 179.8 million in 2005) from lease and operating activities and US$ 180.9 million (slightly down from US$ 182.9 million in 2005, which included the FPSO Serpentina profit) from turnkey sales.

Net financing costs were lower as a result of the good cash-flow generated and associated debt servicing, and as a consequence of renegotiated interest margins on facilities.

The 2006 tax burden was US$ 6.4 million (3% of profit before tax), reflecting the profitability of the US and Dutch operations of the Company, combined with the relatively low tax burden elsewhere, and is net of the realisation and recognition of tax loss compensation in the balance sheet. This compares to a net tax credit of US$ 1.7 million (1% of pre-tax profit) in 2005. The corporate tax burden (excluding withholding taxes and other project taxes) for the Company is expected to average between 5% and 10% of pre-tax profits for the foreseeable future.


Net Profit
in millions of US$
Shipbuilding
Holding
Offshore
Total
FPSO Serpentina Sale
350
300
250
200
150
100
50
0
-50
-100
-28
-3
108
77
-54
4
97
47
92
146
226
216
2002
2003
2004
2005
2006

For the reasons stated before, no detailed allocation of net profit between lease and turnkey business segments is provided.


Weighted average earnings per share*
(2002-2003 includes shipbuilding)
in US$
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.61
0.36
0.69
1.07
1.66
1.55
2002
2003
2004
2005
2006

* restated for the four to one split


Dividend per share*
(2002-2003 includes shipbuilding)
in US$
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.39
0.35
0.43
0.54
0.83
0.77
2002
2003
2004
2005
2006

* restated for the four to one split

The proposed 2006 dividend, based upon the Company's usual 50% pay-out ratio, is marginally lower than last year's dividend, due to the lower profits and slightly higher number of shares.

Return On Average Capital Employed and Equity



(Weighted) Average Capital Employed
(2002-2003 includes shipbuilding)
in millions of US$
2400
1800
1200
600
0
1184
1732
1818
1886
1747
2002
2003
2004
2005
2006



Return On average Equity (%)
(2002-2003 includes shipbuilding)
in millions of US$
40
35
30
25
20
15
10
5
0
12.5
6.7
14.1
28.1
18.5
21.5
2002
2003
2004
2005
2006

Capital Employed (Equity + Provisions + Deferred tax liability + Net Debt) at year-end is virtually unchanged from last year's level although weighted average capital employed decreased from the 2005 level due to the timing of the FPSO Serpentina sale, late in 2005. The impact of any change in the US$/€ exchange rate is negligible.

Return On average Equity (ROE) at 21.5% is still at a very acceptable level but was clearly unable to match the 2005 level which was significantly impacted by the one-off FPSO Serpentina transaction. The Company continues to generate returns on its new leases which exceed the weighted average cost of capital (WACC), and thus creates value for the Company and its shareholders.



Return on Average Capital Employed (%)
(2002-2003 includes shipbuilding)
in millions of US$
25
20
15
10
5
0
7
3.7
8.9
14.6
10.7
14.6
2002
2003
2004
2005
2006

ROACE (Return On Average Capital Employed) was unchanged in 2006 at 14.6%. This is the combined result of two main factors, namely:

- high profitability from continuing operations, which almost matched the FPSO Serpentina transaction at the end of 2005;
- the much reduced long term debt levels, as a result of the good project cash-flow and FPSO Serpentina and FPSO Brasil (part) divestments.

Cash flow / liquidities

US$ million	2002	2003	2004	2005	2006
Net profit	77.4	46.6	91.7	225.8	216.3
Depreciation and amortisation	97.8	154.8	209.6	206.8	223.3
Cash flow	175.3	201.4	301.3	432.6	439.6
EBITDA	180.2	219.2	370.8	482.2	477.5
Net liquidities/securities	212.4	167.3	145.1	144.8	339.7
Cash flow from operations*	145.8	296.6	93.1	831.0	592.4
Price: cash flow ratio at 31/12	9.5	8.6	7.0	6.3	10.9

*As per the consolidated statement of cash flows

Cash flow and EBITDA were close to the 2005 level and significantly higher than prior years.

Net liquidities increased significantly to US$ 340 million.

The price to cash flow ratio at year-end 2006 was at 10.9 substantially higher than the previous year, almost entirely due to the increased share price.

Balance sheet

US$ million	2002	2003	2004	2005	2006
Capital employed	1,476.8	1,841.0	1,846.1	1,740.9	1,754.0
Shareholders' equity	679.9	710.6	662.4	895.0	1,118.7
Net Debt	781.7	1,067.1	1,139.6	804.7	585.8
Net gearing (%)	115	150	172	90	52
Net Debt: EBITDA ratio	4.3	3.8	3.1	1.7	1.2
EBITDA interest cover ratio	8.8	5.4	6.1	9.4	15.2
Investment in tangible fixed assets	701.3	530.0	237.3	398.5	309.0
Current ratio	1.16	1.01	0.96	0.78	1.14

Net debt decreased from US$ 805 million to US$ 586 million at year-end 2006. The operational cash flow generated, net of normal annual debt redemptions, more than offset new debt drawdowns to fund new investment.

Shareholders' equity increased by 25% to US$ 1,119 million. Capital employed increased only marginally however due to the reduction in net debt. The relevant banking covenants were all more than comfortably met.

There continues to be no off-balance sheet financing.

5. Financial Agenda

Analysts Presentation Final Results 2006 (Amsterdam)	27 March	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Press Release Half-Year Results 2007	28 August	2007
Analysts Presentation Half-Year Results 2007 (Amsterdam)	29 August	2007

6. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);
- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;
- Design, construction and supply of semi-submersible drilling platforms;
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;
- Offshore construction and installation contracting services.

The Board of Management Schiedam, 26 March 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone: (+377) 92 05 14 34
Mobile: (+377) 6 80 86 52 58
Fax: (+377) 92 05 89 40
E-mail: hans.peereboom@sbmoffshore.com
Website: www.sbmoffshore.com

Disclaimer

CONSOLIDATED INCOME STATEMENT

For the years ended 31 December in thousands of US Dollars

	2006		2005	
Revenue	**1,989,689**		1,519,340	
Cost of Sales	**(1,619,531)**		(1,156,652)	
Gross margin		**370,158**		362,688
Other operating income	**2,582**		4,117	
Selling and marketing expenses	**(30,661)**		(25,561)	
General and administrative expenses	**(63,187)**		(56,180)	
Other operating expenses	**(24,626)**		(9,724)	
		(115,892)		(87,348)
Operating profit (EBIT)		**254,266**		275,340
Financial income	**18,390**		13,166	
Financial expenses	**(49,858)**		(64,418)	
Net financing costs		**(31,468)**		(51,252)
Share of profit of associates		**(20)**		–
Profit before tax		**222,778**		224,088
Income tax		**(6,439)**		1,683
Profit		**216,339**		225,771

	2006	2005
Attributable to shareholders	**216,241**	225,682
Attributable to minority interests	**98**	89
Profit	**216,339**	225,771

	2006	2005
Weighted average number of shares outstanding	**139,575,922**	135,948,748
Basic earnings per share	**US$ 1.55**	US$ 1.66
Fully diluted earnings per share	**US$ 1.53**	US$ 1.65

All comparative numbers have been restated to reflect the four for one share split.

CONSOLIDATED BALANCE SHEET

at 31 December in thousands of US Dollars (before appropriation of profit)

	2006		2005	
ASSETS				
Property, plant and equipment	**1,662,222**		1,704,463	
Intangible assets	**33,048**		34,313	
Investment in associates	**45**		202	
Other financial assets	**72,145**		102,515	
Deferred tax asset	**11,574**		8,196	
Total non-current assets		**1,779,034**		1,849,689
Inventories	**15,314**		11,956	
Trade and other receivables	**324,117**		239,225	
Income tax receivable	**1,176**		1,562	
Construction contracts	**324,319**		63,921	
Financial instruments	**150,015**		151,823	
Cash and cash equivalents	**346,361**		150,925	
Total current assets		**1,161,302**		619,412
TOTAL ASSETS		**2,940,336**		2,469,101
EQUITY AND LIABILITIES				
Equity attributable to shareholders				
Issued share capital	**46,359**		40,577	
Share premium reserve	**344,326**		323,776	
Retained earnings	**677,636**		533,927	
Other reserves	**50,379**		(3,236)	
	1,118,700		895,044	
Minority interests	**323**		292	
Total equity		**1,119,023**		895,336
Long-term loans and other liabilities	**754,649**		741,440	
Provisions	**49,242**		40,908	
Deferred tax liability	**0**		0	
Total non-current liabilities		**803,891**		782,348
Trade and other payables	**720,139**		430,717	
Current income tax liabilities	**5,691**		4,330	
Borrowings and bank overdrafts	**177,484**		214,106	
Financial instruments	**114,108**		142,264	
Total current liabilities		**1,017,422**		791,417
TOTAL EQUITY AND LIABILITIES		**2,940,336**		2,469,101

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in thousands of US Dollars

	Outstanding number of shares	Attributable to shareholders: Issued share capital	Share premium reserve	Retained earnings	Other reserves	Total	Minority interests	**Total equity**
At 1 January 2005	134,235,912	45,573	295,983	331,975	38,451	711,982	203	712,185
Foreign currency translation		(6,131)	–	3,934	(3,064)	(5,261)	–	(5,261)
Cash flow hedges		–	–	–	(38,623)	(38,623)	–	(38,623)
Other movements		–	–	2,375	–	2,375	–	2,375
Net income directly recognised in equity		(6,131)	–	6,309	(41,687)	(41,509)	–	(41,509)
Profit for the year		–	–	225,682	–	225,682	89	225,771
Total income and expense for the year		(6,131)	–	231,991	(41,687)	184,173	89	184,262
Stock dividend	1,723,508	554	(554)	–	–	0	–	0
Share options/bonus shares	1,814,904	581	28,347	–	–	28,928	–	28,928
Cash dividend		–	–	(30,039)	–	(30,039)	–	(30,039)
At 31 December 2005	**137,774,324**	**40,577**	**323,776**	**533,927**	**(3,236)**	**895,044**	**292**	**895,336**
Foreign currency translation		4,876	–	(5,978)	5,302	4,200	(67)	4,133
Cash flow hedges		–	–	–	48,313	48,313	–	48,313
Other movements		–	–	5,515	–	5,515	–	5,515
Net income directly recognised in equity		4,876	–	(463)	53,615	58,028	(67)	57,961
Profit for the year		–	–	216,241	–	216,241	98	216,339
Total income and expense for the year		4,876	–	215,778	53,615	274,269	31	274,300
Stock dividend	1,606,528	494	(494)	–	–	0	–	0
Share options/bonus shares	1,334,683	412	21,044	–	–	21,456	–	21,456
Cash dividend		–	–	(72,069)	–	(72,069)	–	(72,069)
At 31 December 2006	**140,715,535**	**46,359**	**344,326**	**677,636**	**50,379**	**1,118,700**	**323**	**1,119,023**

Within retained earnings an amount of US$ 76,445 relates to equity of joint ventures and should therefore be treated as legal reserve.

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 December in thousands of US Dollars

	2006		2005	
Cash flow from operating activities				
Receipts from customers	**2,820,799**		1,581,139	
Payments to suppliers and employees	**(2,223,679)**		(767,675)	
Income tax received / paid	**(4,691)**		17,523	
Net cash from operating activities		**592,429**		830,987
Cash flow from investing activities				
Interest received	**17,632**		12,415	
Interest paid	**(48,846)**		(59,556)	
Investment in property, plant and equipment	**(299,060)**		(398,548)	
Investment in associated and group companies	**(9,957)**		-	
Disposals of property, plant and equipment	**280**		3,362	
Disposal of intangible fixed assets	**405**		-	
Net cash from investing activities		**(339,546)**		(442,327)
Cash flow from financing activities				
Proceeds from issue of shares	**21,456**		28,928	
Additions to borrowings and loans	**678,709**		34,178	
Repayments of borrowings and loans	**(687,620)**		(430,451)	
Dividends paid to shareholders	**(72,069)**		(30,039)	
Net cash from financing activities		**(59,524)**		(397,384)
Net increase in cash and cash equivalents		**193,359**		(8,724)
Cash and cash equivalents at 1 January		**144,850**		142,431
Net cash divestments		**(2,566)**		2,701
Currency differences		**4,044**		8,442
Cash and cash equivalents at 31 December		**339,687**		144,850

The reconciliation of the cash and cash equivalents as at 31 December with the corresponding amounts in the balance sheet is as follows:

	2006	2005
Cash and cash equivalents	**346,361**	150,925
Bank overdrafts	**(6,674)**	(6,075)
Cash and cash equivalents at 31 December	**339,687**	144,850

SBM Offshore

82-35080

PRELIMINARY RESULTS 2006

EXPECTATIONS 2007



TECHNOLOGY CREATING VALUE




SBM OFFSHORE




6. Financial Agenda

Preliminary Results 2006 - Press Release & Conference Call	30 January	2007
Final Results 2006 - Press Release	27 March	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	28 March	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

7. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);
- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;
- Design, construction and supply of semi-submersible drilling platforms;
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;
- Offshore construction and installation contracting services.

Disclaimer

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements. Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as 'believes', 'may', 'will', 'should', 'would be', 'expects' or 'anticipates' or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. SBM Offshore NV does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

The Board of Management

Schiedam, 30 January 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations
Telephone: (+377) 92 05 14 34
Mobile: (+377) 6 80 86 52 58
Fax: (+377) 92 05 89 40
E-mail: hans.peereboom@sbmoffshore.com
Website: **www.sbmoffshore.com**

82-35080

RECEIVED

2007 SEP 17 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release - SBM Offshore N.V. **21 February 2007**

SBM OFFSHORE BOOKS FPSO LEASE EXTENSION AND TURNKEY SUPPLY ORDERS

SBM Offshore N.V. is pleased to announce that the Company has recently received an extension of one of its FPSO lease contracts and a number of orders in the turnkey supply segment of its activities.

1. FPSO Lease Extension

Petrobras has exercised the three year extension option in the lease contract of the FPSO Brasil, owned and operated in joint venture between SBM and MISC Berhad, thus extending the service of this FPSO in the Roncador field offshore Brazil until May 2012.

2. Turnkey Supply Orders

During recent weeks the Company secured a number of turnkey supply orders as follows:

- From Total Cameroun a contract for the supply and the offshore change out of a CALM buoy and ancillaries at the Kole field offshore Cameroon. The CALM buoy, built at the yard of Nigerdock in Lagos is the second structure for the offshore industry locally built by SBM in Nigeria and subsequently exported;
- From Statoil ASA the order to supply a very large swivel stack comprising high pressure oil and gas flow paths and hydraulic and electric control swivels. The stack will be installed on the Norne FPSO operating offshore Norway as part of an upgrade of the vessel and tie-in of additional production;
- From the Chinese drilling contractor CSOL an order for the provision of the basic design package for the construction of two jack-up drilling rigs and the supply of the leg fixation and drill floor skidding systems for these two units.

3. Portfolio Value

The cumulative portfolio value of the above orders is approximately 130 million US Dollars.

4. Final Results 2006 - Analysts Presentation - New Dates

The Company has brought forward the dates for the press release of the final results 2006 and the subsequent analysts presentation as follows:

- Press release final results 2006: Monday March 26 at 18.00 hrs CET
- Analysts presentation in Amsterdam: Tuesday March 27 at 16.00 hrs CET

The analysts presentation will be webcast on the Company website.

5. Financial Agenda

Preliminary Results 2006 - Press Release & Conference Call	30 January	2007
Final Results 2006 - Press Release	**26 March**	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	**27 March**	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

6. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;

- Design, construction and supply of semi-submersible drilling platforms;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;

- Offshore construction and installation contracting services.

The Board of Management — Schiedam, 21 February 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) (0) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

RECEIVED
2007 SEP 17 A 11:03

SBM Offshore NV - Media Information - Press Releases

Click on a title to view a press release. Press releases are in PDF format.

NEWS 2007

28 Aug 2007	Half-year results 2007 and updated full-year forecast
31 May 2007	SBM Offshore books new lease and turnkey supply orders
26 Mar 2007	Final results SBM Offshore 2006 another record year
21 Feb 2007	SBM Offshore books FPSO lease extension and turnkey supply orders
30 Jan 2007	Preliminary results SBM Offshore 2006 - An excellent year record order portfolio - High expectations 2007
09 Jan 2007	SBM Offshore books new lease and turnkey supply orders

Press release - SBM Offshore N.V. **9 January 2007**

SBM OFFSHORE BOOKS NEW LEASE AND TURNKEY SUPPLY ORDERS

SBM Offshore N.V. is pleased to announce that the Company has recently received a number of orders in both the lease and the turnkey supply segments of its activities.

1. Lease Order

Mobile Offshore Production Unit with Storage (MOPUstor) for Yme, North Sea

A Letter of Intent has been received from Talisman Energy Norge AS, operator of the PL316 license offshore Norway, for the lease of a MOPUstor, a production jack-up installed on a subsea storage tank, for the re-development of the Yme field. This LoI constitutes the confirmation of the full scope of work for design, construction, installation and subsequent lease of the MOPUstor and a subsea tanker loading system. This order is the follow up of the FEED (Front End Engineering and Design) contract awarded by Talisman in September 2006, announced in our press release of October 3, 2006.

The MOPUstor concept is a patented design of SBM Offshore subsidiary GustoMSC and was first applied for the development of the Siri field in the Danish sector of the North Sea.

The seabed supported storage tank, construction of which has already started in Malaysia, will be installed in the spring of 2008, thus enabling Talisman to commence drilling of production and injection wells. The jack-up platform carrying the process equipment, to be built in the United Arab Emirates, is scheduled to follow in the third quarter of 2008. The initial lease commitment from Talisman is for a period of five years starting upon completion of the installation and commissioning of the MOPUstor in the Yme field. The contract includes options to extend the lease period up to a total of fifteen years.

Partners of Talisman in the PL316 license are Revus Energy ASA (20%) and Pertra ASA (10%).

2. Turnkey Supply Orders

Supply of an External Turret Mooring system for an FSO

A Letter of Intent has been signed with Tanker Pacific Offshore Terminals Pte Ltd (TPOT) for the design and supply of an external turret mooring system for an FSO to be leased by TPOT to the CuuLong Joint Venture for operation in the Su Tu Vang field offshore Vietnam. Delivery of the turret mooring system is scheduled for the second quarter of 2008.

Supply, Refurbishment and Offshore Installation of CALM buoys

A number of orders have been secured in relation to the tanker loading terminals of Mobil, Chevron and Shell offshore Nigeria. The combined scope of work under these contracts cover the supply of three new Catenary Anchor Leg Mooring (CALM) buoys, the refurbishment of a total of five existing buoys and the related offshore change out operations at the Qua Iboe, Escravos and Forcados terminals.

3. Portfolio Value

The cumulative Portfolio Value of the above orders is in excess of 500 million US Dollars.

The above amount includes for the contract for the MOPU Stor production and storage unit at the Yme field the non-discounted total of the fixed day rates payable over the initial five year lease period.

4. Financial Agenda

Preliminary Results 2006 - Press Release & Conference Call	30 January	2007
Final Results 2006 - Press Release	27 March	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	28 March	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

5. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);
- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;
- Design, construction and supply of semi-submersible drilling platforms;
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;
- Offshore construction and installation contracting services.

The Board of Management

Schiedam, 9 January 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: **Mr. Hans Peereboom, V.P. Investor Relations**

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) (0) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

SEC exemption-nr: 82-35080

List of group companies and minority interest > 20% as at 31 December 2006, drawn up in accordance with Dutch corporate law.

RECEIVED

2007 SEP 17 A 11:23

SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam
File number 24233482

Name	statutory seat	Share in the authorized and issued share capital
Bahamas		
SBM Bahamas Ltd.	Nassau	
TII Marine Ltd.	Nassau	
Gas Management (Congo) Ltd.	Nassau	49%
Bermuda		
Sakhalin Storage Ltd.	Hamilton	
Sonasing Sanha Ltd.	Hamilton	50%
Sonasing Kuito Ltd.	Hamilton	50%
Anchor Storage Ltd.	Hamilton	49%
South East Shipping Co. Ltd.	Hamilton	75%
Protrack Shipping Ltd.	Hamilton	
Eagle Production Ltd.	Hamilton	
Sonasing Xikomba Ltd.	Hamilton	50%
SBM Atlas Ltd.	Hamilton	
SBM Thalassa Ltd.	Hamilton	
B.E. Storage Ltd.	Hamilton	
OPS-Serviços de Produção de Petroleos Ltd	Hamilton	50%
Sakhalin Marine Ltd	Hamilton	
Brazilian Deepwater Floating Terminals Ltd	Hamilton	
Brazilian Deepwater Production Ltd	Hamilton	
Brazilian Deepwater Production Contractors Ltd	Hamilton	
Sonasing Saxi Ltd.	Hamilton	50%
Sonasing Mondo Ltd.	Hamilton	50%
Brazil		
SBM Operações s/c Ltda	Macaé	
SBM Serviços s/c Ltda	Macaé	
SBM do Brasil Ltda	Macaé	
Singlebuoy Participações s/c Ltda	Macaé	
SBM Capixaba Operações Maritimas Ltda	Victoria	
SBM Projeto Novo Serviçōes Maritimos Ltda	Victoria	
SBM Indūstria Maritima Ltda.	Rio de Janeiro	
SBM Frade Servicos Maritimos Ltda	Macaé	
Canada		
SBM Canada Inc.	St. John's Newfoundland	
Cayman Islands		

1) Unless otherwise stated, there is a 100% interest

Name	statutory seat	Share in the authorized and issued share capital
SBM Investment Inc.	Georgetown	
SBM Production Inc.	Georgetown	
Cyprus		
Unity Shipping Co. Ltd.	Limassol	
Vasilikos LNG Limited	Nicosia	51%
Liberia		
TII Marine Inc.	Monrovia	
SEP International Co. Ltd.	Monrovia	
Malaysia		
Malaysia Deepwater Floating Terminal (Kikeh) Limited	Lubuan	49%
Malaysia Deepwater Production Contractors Sdn Bhd	Kuala Lumpur	49%
NKI Enterprise (Maleisië) Sdn Bhd	Kuala Lumpur	
SBM Malaysia Sdn Bhd	Kuala Lumpur	
Monaco / France		
Offshore Energy Development Corp. S.A.M.	Monaco	
Single Buoy Moorings Tempower S.A.M.	Monaco	
L'Alizé S.C.I.	Monaco	
Le Concorde SCI	Monaco	
Single Buoy Moorings Bd'E (S.A.M.)	Monaco	
SBM Offshore Contractors Bd'E (S.A.M.)	Monaco	
Floating Production Services S.A.M.	Monaco	
Solgaz S.A.	Boulogne Billancourt	49%
SBM France S.A.	Paris	
SAM L'Edelweiss	Monaco	
The Netherlands		
Gusto B.V.	Schiedam	
Gusto Projects B.V.	Schiedam	
Gusto Ontwikkeling en Beheer B.V.	Schiedam	
Marine Structure Consultants (MSC) B.V.	Schiedam	
SBM Holland B.V.	Schiedam	
Rang Dong Production B.V.	Schiedam	
Tantawan Production B.V.	Schiedam	
SBM Gusto B.V.	Schiedam	
SBM Inter Holding B.V.	Schiedam	
NKI Group B.V.	Dongen	
NKI Aviobridge B.V.	Dongen	
SBM Inter Nederland B.V.	Schiedam	

1) Unless otherwise stated, there is a 100% interest

Karel Doormanweg 66
3115 JD Schiedam
File number 24233482

Name	statutory seat	Share in the authorized and issued share capital
Van der Giessen-de Noord N.V.	Krimpen aan den IJssel	
Van der Giessen-de Noord Shipbuilding Division B.V.	Krimpen aan den IJssel	
Van der Giessen-de Noord Maritime Services B.V.	Krimpen aan den IJssel	
Van der Giessen-de Noord Marinebouw Division B.V.	Krimpen aan den IJssel	
Verolme Scheepswerf Alblasserdam B.V.	Alblasserdam	
Expl.mij van onroerende goederen WENO BV	Alblasserdam	
Scheepswerf Zwijndrecht BV	Zwijndrecht	
BV Avanti II	Krimpen aan den IJssel	
IJsselwerf Projects BV	Rotterdam	
FPSO Capixaba Holding B.V.	Schiedam	
FPSO Capixaba Finance B.V.	Schiedam	95%
SBM Espirito do Mar B.V.	Schiedam	
Nigeria		
SBM Marine (Nigeria) Ltd.	Lagos	60%
SBM Services (Nigeria) Ltd.	Lagos	60%
FPSO Mystras (Nigeria) Ltd.	Lagos	
Protrack Shipping (Nigeria) Ltd.	Lagos	
Niger Offshore Services Ltd.	Lagos	60%
Panama		
SBM Diamond Venture S.A.	Panama City	70%
SBM Gas Project S.A.	Panama City	
TII Panama Inc.	Panama City	
Portugal (Madeira)		
FPSO Firenze Produção de Petróleo Ltda.	Funchal, Madeira	50%
FPSO Mystras - Produção de Petróleo Ltda.	Funchal, Madeira	50%
Singapore		
SBM Asia Services Pte Ltd.	Singapore	
SBM Sealion Shipping Pte Ltd.	Singapore	
SBM Seashell Shipping Pte Ltd.	Singapore	
Switzerland		
SBM Holding Inc. SA	Marly	
Floating Storage Inc. S.A.	Marly	
Tempower Inc.	Marly	
SBM Services Inc.	Marly	
SBM Systems Inc.	Marly	51%
SBM Seatech Inc.	Marly	
SBM Installer S.A.	Marly	

1) Unless otherwise stated, there is a 100% interest

Name	statutory seat	Share in the authorized and issued share capital
SBM Espirito do Mar Inc.	Marly	
SBM Offshore Services Inc.	Marly	
Single Buoy Moorings Inc.	Marly	
Advanced Deep Sea Installation Inc.	Marly	49,9%
SBM Offshore Contractors Inc.	Marly	
FPSO Brasil Venture S.A.	Marly	51%
SBM Production Contractors Inc. SA	Marly	
FPSO Capixaba Venture S.A.	Marly	80%
SBM Espirito do Oceano S.A.	Marly	
Thailand		
SBM Marine Services Thailand Ltd	Bangkok	
United Kingdom		
Single Buoy Moorings (UK) Ltd.	Aberdeen, Scotland	
SBM Marine Ltd.	Isle of Man	
U.S.A.		
Single Buoy Holdings Inc.	New Castle Country, Delaware	
Atlantia Corporation	Houston, Texas	
Seahorse Equipment Corporation	Houston, Texas	
Seastar Platform Partners Inc.	Houston, Texas	
Atlantia Energy Corporation	Las Vegas, Nevada	
Atlantia Offshore Ltd	Houston, Texas	
Gusto MSC Inc.	New Castle Country, Delaware	
SBM – IMODCO Inc.	New Castle Country, Delaware	
Single Buoy Moorings of America Inc.	Houston, Texas	
NKI Inc.	Atlanta, Georgia	
SBM Gulf Production LLC	Wilmington, Delaware	

1) Unless otherwise stated, there is a 100% interest

exemption-nr:
82-35080

meldingen bestuurders en commissarissen

Dit register bevat de meldingen van bestuurders en commissarissen van hun aandelenbezit en de wijzigingen in dit bezit voor zover het betreft (rechten op verkrijging van) aandelen in de eigen en daaraan gelieerde uitgevende instelling. Voor bestuurders en commissarissen meldingen wordt onder uitgevende instelling verstaan: een naamloze vennootschap naar Nederlands recht waarvan (de certificaten van) aandelen zijn toegelaten tot de handel op een gereglementeerde markt in Nederland of in een andere EU-lidstaat.

Een melding kan betrekking hebben op aandelen, certificaten van aandelen en rechten op het verkrijgen van aandelen zoals personeelsopties, share awards, call-opties, warrants en converteerbare obligaties.

zie ook

- Wmz 2a - Bestuu commissarissen
- update service

functies

- print deze pagina

Ik wil in dit register zoeken op: Zoek

Ik wil exact zoeken ☐

Datum meldingsplicht	Uitgevende instelling	Meldingsplichtige
21 jul 07	SBM Offshore N.V.	D. Keller
27 apr 07	SBM Offshore N.V.	D. Keller
05 apr 07	SBM Offshore N.V.	D. Keller
01 nov 06	SBM Offshore N.V.	D. Keller
01 nov 06	SBM Offshore N.V.	J.D.R.A. Bax

Getoond wordt pagina : 1 van 1

Datum laatste update : 0

AFM

RECEIVED
2007 SEP 17 A 11:41

melding bestuurder en commissaris detail



Hieronder worden de details van de door u geselecteerde melding getoond. De "voorpositie" vermeldt het aantal (rechten op) aandelen waarover de bestuurder / commissaris beschikte direct voor de wijziging. Onder "wijziging" zijn de details van de toe- of afname weergeven. Daarbij is "totaal kapitaal" het aantal x nominale waarde. De "napositie" vermeldt het aantal (rechten op) aandelen waarover de bestuurder / commissaris thans beschikt.

zie ook

update service

functies

print deze pagina

mail deze melding naar een bekende

Zoek

Datum meldingsplicht: **05 apr 07**

Meldingsplichtige: **D. Keller**

vorige volgende

Voorpositie

Soort effect	Uitgevende instelling	Aantal effecten	Aantal stemmen
Bonus Aandeel	SBM Offshore N.V.	9930	9930
Personeelsoptie	SBM Offshore N.V.	160000	0
Performance award share	SBM Offshore N.V.	19352	0
Conditional options	SBM Offshore N.V.	75000	0
Gewoon aandeel	SBM Offshore N.V.	14000	14000
Conditional share award	SBM Offshore N.V.	9930	0

Wijziging

Soort effect	Uitgevende instelling	Aantal effecten	Valuta	Waarde per aandeel	Aantal stemmen	Vrije hand beheer
Conditional share award	SBM Offshore N.V.	-2876	EUR	0	0	Nee
Bonus Aandeel	SBM Offshore N.V.	2876	EUR	0,25	2876	Nee

Napositie

Soort effect	Uitgevende instelling	Aantal effecten	Aantal stemmen
Bonus Aandeel	SBM Offshore N.V.	12806	12806
Conditional options	SBM Offshore N.V.	75000	0
Gewoon aandeel	SBM Offshore N.V.	14000	14000
Personeelsoptie	SBM Offshore N.V.	160000	0
Performance award share	SBM Offshore N.V.	19352	0
Conditional share award	SBM Offshore N.V.	7054	0

Datum laatste update: 07 sep 07

melding bestuurder en commissaris detail



Hieronder worden de details van de door u geselecteerde melding getoond. De "voorpositie" vermeldt het aantal (rechten op) aandelen waarover de bestuurder / commissaris beschikte direct voor de wijziging. Onder "wijziging" zijn de details van de toe- of afname weergeven. Daarbij is "totaal kapitaal" het aantal x nominale waarde. De "napositie" vermeldt het aantal (rechten op) aandelen waarover de bestuurder / commissaris thans beschikt.

Datum meldingsplicht: **27 apr 07**
Meldingsplichtige: **D. Keller**

vorige volgende

Voorpositie

Soort effect	Uitgevende instelling	Aantal effecten	Aantal stemmen
Performance award share	SBM Offshore N.V.	19352	0
Conditional options	SBM Offshore N.V.	75000	0
Personeelsoptie	SBM Offshore N.V.	160000	0
Bonus Aandeel	SBM Offshore N.V.	12806	12806
Conditional share award	SBM Offshore N.V.	7054	0
Gewoon aandeel	SBM Offshore N.V.	14000	14000

Wijziging

Soort effect	Uitgevende instelling	Aantal effecten	Valuta	Waarde per aandeel	Aantal stemmen	Vrije hand beheer
Gewoon aandeel	SBM Offshore N.V.	-60000	EUR	26,21169	-60000	Nee
Personeelsoptie	SBM Offshore N.V.	-60000	EUR	0	0	Nee
Gewoon aandeel	SBM Offshore N.V.	60000	EUR	13,875	60000	Nee

Napositie

Soort effect	Uitgevende instelling	Aantal effecten	Aantal stemmen
Gewoon aandeel	SBM Offshore N.V.	14000	14000
Personeelsoptie	SBM Offshore N.V.	100000	0
Performance award share	SBM Offshore N.V.	19352	0
Conditional options	SBM Offshore N.V.	75000	0
Conditional share award	SBM Offshore N.V.	7054	0
Bonus Aandeel	SBM Offshore N.V.	12806	12806

Datum laatste update: 07 sep 07

AFM

melding bestuurder en commissaris detail



Hieronder worden de details van de door u geselecteerde melding getoond. De "voorpositie" vermeldt het aantal (rechten op) aandelen waarover de bestuurder / commissaris beschikte direct voor de wijziging. Onder "wijziging" zijn de details van de toe- of afname weergeven. Daarbij is "totaal kapitaal" het aantal x nominale waarde. De "napositie" vermeldt het aantal (rechten op) aandelen waarover de bestuurder / commissaris thans beschikt.

zie ook

update service

functies

print deze pagina

mail deze melding naar een bekende

Zoek

Datum meldingsplicht: **21 jul 07**

Meldingsplichtige: **D. Keller**

volgende

Voorpositie

Soort effect	Uitgevende instelling	Aantal effecten	Aantal stemmen
Conditional share award	SBM Offshore N.V.	7054	0
Bonus Aandeel	SBM Offshore N.V.	12806	12806
Performance award share	SBM Offshore N.V.	19352	0
Conditional options	SBM Offshore N.V.	75000	0
Personeelsoptie	SBM Offshore N.V.	100000	0
Gewoon aandeel	SBM Offshore N.V.	14000	14000

Wijziging

Soort effect	Uitgevende instelling	Aantal effecten	Valuta	Waarde per aandeel	Aantal stemmen	Vrije hand beheer
Bonus Aandeel	SBM Offshore N.V.	4998	EUR	0	4998	Nee

Napositie

Soort effect	Uitgevende instelling	Aantal effecten	Aantal stemmen
Personeelsoptie	SBM Offshore N.V.	100000	0
Gewoon aandeel	SBM Offshore N.V.	14000	14000
Performance award share	SBM Offshore N.V.	19352	0
Conditional share award	SBM Offshore N.V.	7054	0
Bonus Aandeel	SBM Offshore N.V.	17804	17804
Conditional options	SBM Offshore N.V.	75000	0

Datum laatste update: 07 sep 07

AFM

Agenda

SBM OFFSHORE N.V.

P.O. Box 31
3100 AA Schiedam
The Netherlands

Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

Telephone : +31 (0)10 232 0900
Telefax : +31 (0)10 232 0999
Home page: www.sbmoffshore.com
E-mail : sbm@sbmoffshore.com

Agenda

for the General Meeting of Shareholders of SBM Offshore N.V. to be held in the 'Le Jardin' room of the Hilton Hotel in Rotterdam at 14.30 hours on Tuesday 15 May 2007.

1. Opening

2. a. Report of the Managing Directors on the financial year 2006;
   b. Report of the Supervisory Board;
   * c. Adoption of the Financial Statements 2006.

3. * a. Dividend proposal based on profit 2006;
   b. Adaptation of articles of association for dividend payment term (see note 3).

4. Corporate Governance.

5. Discharge
   * a. of Managing Directors for their conduct of the business in 2006;
   * b. of Members of the Supervisory Board for their supervision in 2006.

6. Reappointment
   * a. of Mr. J.D.R.A. Bax as a member of the Supervisory Board;
   * b. of Mr. H.C. Rothermund as a member of the Supervisory Board.

7. * Appointment of the auditor.

8. * Authorisation to redeem own shares.

9. Authorisation
   * a. to issue new ordinary shares;
   * b. to restrict or withdraw the preferential right of shareholders when new ordinary shares are issued.

10. Any other business.

11. Closure.

* means voting item.

Notes to the Agenda

Re item 3.

a. It is proposed to distribute the profit that remains after transfers to reserves have been made in accordance with paragraph 29.4 of the articles of association. In accordance with its usual practice, the Company proposes to distribute 50% of net income, equivalent to a dividend of US$ 0.77 per ordinary share. The proposal contains the possibility for a shareholder to choose either a cash dividend or a stock dividend, with a small conversion premium for shareholders selecting this option. Since the share is quoted in Euros, the cash dividend will also be paid in Euros.

   The period during which the shareholder may choose between a cash dividend and a stock dividend begins from the close of the Annual General Meeting on 15 May 2007, after adoption of the dividend proposal and ends on 4 June 2007 at the close of the Euronext Amsterdam stock exchange.
   The value of the stock dividend will be close to but in principle slightly higher than the cash dividend. The exact ratio between the cash dividend and the stock dividend will be determined on 4 June 2007 after the close of the Euronext Amsterdam stock exchange and will be based on the volume weighted average stock price (as calculated by Bloomberg) on 31 May and 1 and 4 June 2007.

   As from 17 May 2007, the ordinary shares will be listed ex-dividend. No trading will take place on the Euronext Amsterdam stock exchange with regard to dividend rights. The so-called record date is 21 May 2007.
   The dividend will be payable as at 6 June 2007.
   The new ordinary shares will be entitled to dividend in respect of the financial year 2007 and thereafter.

   The stock dividend may be charged against the share premium reserve or against the other reserves.

b. Due to a change of the so-called record date by AEX Exchanges the time allowed for payment of dividend as laid down in article 30.1 of the articles of association, being fourteen days, is now too short to make a payment in shares possible. Therefore the item on the agenda concerning the dividend proposal includes a proposal to change article 30.1 of the articles of association to the effect that 'fourteen days' will be changed to 'four weeks'. Such proposal includes an authorisation for each Managing Director and each Supervisory Board member, and also for each lawyer or paralegal employed by De Brauw Blackstone Westbroek, to apply for the necessary Declaration of No-Objection from the Ministry of Justice and to execute the deed of amendment of the articles of association.

Re item 4.

In the Annual Report on page 16 a separate section has been written on corporate governance. It is proposed to discuss this part of the Annual Report so that the Company may take the views of its shareholders into consideration.

Re item 6.

a. The Supervisory Board makes a non-binding proposal to reappoint Mr. J.D.R.A. Bax as a member of the Supervisory Board. He will be appointed for a period of two years and unless he resigns earlier, his appointment period shall end on the day of the first annual general meeting of shareholders that will be held two years after his appointment. Mr. Bax was first appointed in 1999 and his term of office ends due to the rotation scheme that was drawn up. He is independent as defined in the Dutch corporate governance code. He holds 16,050 shares in SBM Offshore N.V. Other information as required by article 2:142 of the Dutch civil code and article 23b of the articles of association can be found in the annual report on page 14. The proposal is made because of Mr. Bax's in-depth knowledge of the Company, its markets and of Dutch corporate matters in general, all of which has meant that his participation in the Supervisory Board has been very beneficial to the Company. His appointment corresponds with the profile for the composition of the Supervisory Board as it has been published on the website of the Company.
   After his reappointment the Supervisory Board will reappoint him as vice-chairman.

b. The Supervisory Board makes a non-binding proposal to reappoint Mr. H.C. Rothermund as a member of the Supervisory Board. He will be appointed for a period of four years and unless he resigns earlier, his appointment period shall end on the day of the first annual general meeting of shareholders that will be held four years after his appointment. Mr. Rothermund was first appointed in 2003 and his term of office ends due to the rotation scheme that was drawn up. He is independent as defined in the Dutch corporate governance code. He holds no shares in SBM Offshore N.V. Other information as required by article 2:142 of the Dutch civil code and article 23b of the articles of association can be found in the annual report on page14.
   The proposal is made because of Mr. Rothermund's extensive experience in the oil & gas industry and the effective manner in which he has been able to apply this experience for the benefit of the Company, including his active participation in all of the Supervisory Board Committees. His appointment corresponds with the profile for the composition of the Supervisory Board as it has been published on the website of the Company.

   After his reappointment the Supervisory Board will reappoint him as chairman.

Re item 7.

The Board of Management and the audit committee have made a thorough assessment of the performance of the external auditor in the capacities for which KPMG Accountants N.V. has been engaged in the various entities comprising the Company.

The main conclusions were:

- the external auditor is independent as intended under the Dutch corporate governance code;
- the external auditor demonstrates a good understanding of the Company's activities and markets, including the principal risks which have to be addressed and mitigated;
- the external auditor employs professional staff on the SBM Offshore N.V. audit with an appropriate level of qualification and experience;
- dialogue on interpretation and application of detailed accounting standards is open and frequent.

It is proposed to reappoint KPMG Accountants N.V. as external auditor of the company for a period of one year as of 15 May 2007.

Re item 8.

Pursuant to Article 7 clause 1 of the Articles of Association, the Managing Directors may, if authorised by the General Meeting of Shareholders and the Supervisory Board, cause the Company to acquire up to a maximum of ten percent of fully paid shares in its own capital.

It is proposed to authorise the Managing Directors in this respect up to a maximum of ten percent of the fully paid ordinary shares. This authorisation applies to the maximum period of eighteen months as from today, provided that the price per share will not exceed 110% of the highest price on the stock exchange of Euronext Amsterdam on the trading day prior to the day on which the purchase is made and will not be less than € 0.01. For preferential shares the price will be equal to the nominal value.

Re item 9.

Pursuant to Article 4 clause 1 and Article 6 clause 6 of the Articles of Association, the General Meeting of Shareholders can confer on the Managing Directors the authority to issue ordinary shares or preference shares, to extend the right to acquire shares and to restrict or withdraw preferential rights of the shareholders in respect of ordinary shares, for a period up to five years, and subject to the approval of the Supervisory Board.

It is proposed:

a. to confer the authority on the Managing Directors for a period of eighteen months as from today, and subject to the approval of the Supervisory Board to issue ordinary shares and to extend the right to acquire ordinary shares, up to ten percent of the total of outstanding ordinary shares at that time;

b. to confer the authority on the Managing Directors for a period of eighteen months as from today, and subject to the approval of the Supervisory Board to restrict or withdraw preferential rights of the shareholders in respect of ordinary shares when new ordinary shares are issued.

MINUTES

of the general meeting of shareholders of SBM Offshore N.V. (SBM) held on Tuesday 15 May 2007 in Rotterdam.

In the meeting 136 shareholders were present or represented, who could vote for 39,216,981 shares, which is 27.87% of the issued share capital. All members of the Supervisory Board and of the Board of Management were present, as was the external auditor.

(As the minutes will be placed on the website and the majority of the shareholders are English speaking, these minutes have been drawn up in the English language.)

1. **Opening.**

The chairman, Mr. H.C. Rothermund, opens the meeting and welcomes those present.

He appoints Mr. R.A.F. van der Wal as secretary, who will make the minutes of this meeting. The minutes will be sent within three months of the meeting to those who have expressed their wish to receive them, after which these persons may within three more months make remarks known. Subsequent to this the minutes will be adopted and signed. A draft of the minutes or extracts of the decisions taken may be made public before adoption of the minutes.

The meeting has been convened by placing an invitation on the website of the Company and subsequently an advertisement on 27 April 2007 in

- Het Financieele Dagblad;
- De Officiële Prijscourant of Euronext Amsterdam and
- De Telegraaf.

2. a. **Report of the Managing Directors on the financial year 2006;**
   b. **Report of the Supervisory Board;**
   c. **Adoption of the Financial Statements 2006.**

The CEO, Mr. D. Keller, gives a presentation on SBM's achievements in 2006 and the early months of 2007 as an introduction to the proceedings. The text of his presentation is an annex to these minutes.

The Company has given the opportunity to ask questions in writing beforehand, but no use has been made of this opportunity.

Mr. Boissevain (representative of VEB and through VEB of 94 shareholders who have given a proxy to VEB) compliments the Board with the results, the annual report and the glossary. He also appreciates the extended risk statement.
He considers the objectives for 2007 to be realistic.
He asks for comment on the growth in turn key contracts although more income is still generated from lease contracts.
He points out that lease contracts show a tendency to have a longer duration (from approximately seven to now ten years or more). He asks whether the costs increase accordingly.
It is stated that the competition in the lower end of the market is growing, but is not threatening for SBM. At the higher end of the market there is competition from Korea and in China, but SBM offers technology (far) ahead of this competition. He asks whether this advantage is lessening.
He asks for an explanation on the exploration of 'satellite reservoirs' mentioned as a future opportunity.
Is the office in Kuala Lumpur a project execution unit or is it meant to be a foothold closer to the large Asian market?
He asks whether SBM is active in fabricating facilities to be used for making gas ready for transportation.

Mr. Keller replies that the order intake in turn key contracts has been exceptional. It includes three drilling rigs and is not expected to be repeated in the future. The trend is likely to be less turn key and more lease contracts.

The extended lease periods correspond to the Company's strategy. SBM concentrates on working with major oil companies who develop larger fields, which generally means longer production. SBM does not aim at companies operating marginal fields.
SBM does not compete with large units made in Korea. China only produces FPSO's for its domestic needs and not for major oil companies. Therefore it is not in direct competition with SBM.
During the exploitation of an oil field, as capacity on the main production unit becomes available, nearby fields are then explored and developed. These are 'satellite reservoirs', the production of which is tied back to the main FPSO production unit. SBM sees future opportunities in this market.
The office in Kuala Lumpur has a dual purpose. It is an execution centre with engineering and project management capacity and a current staff of approximately 120. At the same time, it is meant to give SBM a stronger marketing presence in the Asian region.
The activities in the field of natural gas are multiple. Whilst not active in transportation of gas SBM offers both infrastructure facilities for import/export terminals and production facilities in the same way as offered to the oil industry (floating production and liquefaction of natural gas).

Mr. Van der Plas points out that the stock market does not appreciate SBM as highly as a year ago. The stock price has not moved since the beginning of 2007. In 2006 the operational profit increased with 40% and in 2007 'only' 20% is being expected.
He asks whether the activities in research and development are not too little, with 1% of the sales.
The stock market has not reacted to the high order intake.
He has doubts about the future of the Company.

Mr. Keller replies that the research and development budget of 1% is related to total sales. It is approximately 5% of the operational costs (i.e. excluding hardware costs) and this level is considered to be adequate.
The management feels that products will be developed in time to respond to market needs.
The stock price appreciated strongly in the last 18 months, but is flat since the beginning of 2007. The market displays a large appetite for news, but with the order book filled as it is now, the management is careful not to overload the Company. This is the reason why there has not been any news recently. The Company has to be managed properly, which means that it is focused on the long term, at the same time mitigating the risks. The Company is not run from the perspective of producing news. It is attractive for long term investors, less so for speculative, short term investors. That has been the profile of the Company for many years and has served it well.

Mr. Van Seventer asks about the possible sale of NKI.
He also asks for an explanation on why reserves are being kept for hedging.
He asks whether soft quay mooring systems can be marketed for harbour installations in view of gas transportation to Rotterdam.

Mr. Keller replies that the announcement of the possible divestment of NKI was made some time ago. Its continuing presence within the Company (and the consequences of the possible sale) are neutral in an economic sense. Therefore the fact that NKI has not yet been sold does not harm the shareholders. The sale should be effected in a way that also takes the interest of the employees into account. Hopefully NKI can be divested within a year from now.

Mr. Miles explains that reserves are not kept in order to hedge, but that it is an accounting matter. Cash flows forecast in foreign currencies are being hedged against the US Dollar. The change in value of these hedging contracts is not taken directly in the profit and loss account, but in a hedging reserve. for as long as the hedging correctly matches the underlying cash flow exposure. The presence of hedging reserves in fact shows that hedging is being done correctly.

Mr. Keller replies that the soft quay mooring system is a newly developed product that is meant to enable gas carriers to moor alongside fixed structures on the open sea.

Mr. Wagenaar Hummelinck asks whether the hurricane Katrina has influenced design criteria. He also asks whether the team that is working on gas developments is dedicated (and therefore prevented from being switched to other activities).

Mr. Van der Zee replies that the design criteria for the Gulf of Mexico have indeed been updated. Existing units are being checked for these new criteria.

Mr. Keller states that there is an A-team with a high level of competence working on the development of gas related products. This is done in partnership with a major engineering Company with know-how in liquefaction technology.

Mr. Hamelink, representing the VBDO, compliments the management on the improvement of the sustainability activities and reporting.
He asks what the timetable is for further improvement after the implementation of the global initiative reporting in 2007.
He asks whether an abbreviated version of the sustainability matrix on the website can be included in the annual report with some examples.
He asks for more communication about the new version (May 2007) of the code of conduct and to make a connection with the sustainability matrix.

Mr. Keller explains that the management systems and reporting on sustainability as they are now, are to be seen as a first step. The Company will pursue the chosen approach and introduce further improvements.
The Company is involving not only top management but also middle management in the implementation of the new code of conduct. The process of improvement is being taken step by step, and no detailed timetable can be given.

Mr. Boom asks about SBM's intention to produce facilities to vaporise liquefied natural gas at gas import terminals. More specifically he wants to know what the prospects would be in the near future and whether for such installations there would be a market in Rotterdam.

Mr. Keller replies that there are projects for facilities offshore the Belgian and Dutch coast, which make it possible to berth a tanker and discharge the cargo (gas) by means of vaporisation. In the product line of SBM there are products for both the berthing of the tankers and the "regasification". These developments may offer alternatives for onshore berthing and discharging of the cargo. Rotterdam is indeed one of the prospects.

Mrs. Van Lamoen, representing Robeco and ABP, asks what will be done with the revenues of the sale of NKI.
She also asks whether other divestments are foreseen.

Mr. Keller replies that the net revenues from the sale of NKI are expected to be zero. There are no other divestments foreseen. He noted however that there is always the possible sale of a leased production facility under purchase option provisions which exist in certain contracts. There are no indications that such options would be exercised in the near future.

Mr. Heinemann asks whether the cost of hedging may be lessened by loans in foreign currencies.

Mr. Miles answers that the principle is to hedge all interest rate and foreign currency exposure and to do so at the lowest possible cost. All project costs are covered at contract award and the overhead is being hedged on a three year rolling basis. Most of the Company's assets and liabilities are determined in US Dollars, which is the reporting currency. There is already a natural hedge of the assets in US dollars because loans that have been taken for these assets are also in US dollar.

As there are no more questions the chairman proposes to accept the report of the Managing Directors on the financial year 2006 and the report of the Supervisory Board, which are non-voting items.

He further proposes to adopt the financial statements 2006.

There are 2,042,514 abstentions and 87,000 votes against, upon which the chairman concludes that the proposal has been adopted with 37,087,467 votes in favour.

The Supervisory Board thanks both the Board of Management and the other employees of the Company for the work done in 2006.

3. a. Dividend proposal based on profit 2006;
b. Adoption of articles of association for dividend.

The proposal has been specified in the notes to the agenda.

There are no questions.

The chairman puts the proposal to the vote. There are no abstentions and 141,783 votes against, upon which the chairman concludes that the proposal has been adopted with 39,075,198 votes in favour.

4. Corporate Governance.

The chairman refers to the annual report in which a separate section has been devoted to corporate governance. In this section the corporate governance structure has been explained as well as the Company's compliance with the principles and best practice provisions of the Dutch corporate governance code.

Mr. Boissevain remarks that the VEB feels that the principle of a four year nomination of members of the Board of Management should be adhered to, but for Mr. Keller, who is to step down next year, an exception is acceptable for the VEB.

Mrs. Van Lamoen refers to the remuneration report, in which it is stated that the remuneration committee with outside help is reconsidering the remuneration policy. In her opinion this is welcomed, as the information could be more extensive.
She asks to put the remuneration policy on the agenda next year to be discussed and approved.
She also points to the letter of Eumedion in which remarks have been made on the remuneration policy and she asks to take these into consideration when formulating the remuneration policy.
She asks to report on the individual remuneration of all members of the Board of Management in the annual report.
She asks to report next year on individual members of the peer group and on the reasons to include these companies in the peer group; she also would like to be informed of the relative performance of SBM in relation to members of the peer group.

The chairman replies that the remuneration policy will be placed on the agenda next year and that the questions that have been raised will be looked into when reviewing the remuneration policy.

As this is a non voting item, there is no vote.

5. Discharge of
a. Managing Directors for their conduct of the business in 2006;
b. Members of the Supervisory Board for their supervision in 2006.

The chairman points out that these are two separate proposals. If discharge is being given, this is done on the basis of what has been shown in the financial statements, the report of the Managing Directors, the report of the Supervisory Board and the explanation that has been given in this meeting.

There are no questions.

He first puts 5.a to the vote. There are 6,600 abstentions and 102,879 votes against, upon which the chairman concludes that the proposal has been adopted with 39,107,502 votes in favour.

Further he puts 5.b. to the vote. There are 265,620 abstentions and 102,879 votes against, upon which the chairman concludes that the proposal has been adopted with 38,848,482 votes in favour.

6. a. Reappointment of Mr. J.D.R.A. Bax as a member of the Supervisory Board;
It is proposed to reappoint Mr. J.D.R.A. Bax as a member of the Supervisory Board for a period of two years. The full proposal has been laid down in the notes to the agenda.

There are no questions.

The chairman puts the proposal to the vote. There are no abstentions and 9,397 votes against, upon which the chairman concludes that the proposal has been adopted with 39,207,584 votes in favour.

6. b. Reappointment of Mr. H.C.Rothermund as a member of the Supervisory Board.
It is proposed to reappoint Mr. H.C. Rothermund as a member of the Supervisory Board for a period of four years. The full proposal has been laid down in the notes to the agenda.

There are no questions.

The chairman puts the proposal to the vote. There are no abstentions and no votes against, upon which the chairman concludes that the proposal has been adopted with 39,216,981 votes in favour.

7. Appointment of the auditor.
It is proposed to reappoint KPMG Accountants N.V. as external auditor of the Company for a period of one year as of 15 May 2007. The reasons for this proposal have been laid down in the notes to the agenda.

Mrs. Van Lamoen asks to include in next years annual report a specification of the audit and non-audit fees.

Mr. Miles replies that this will be done next year. Of the fee that has been paid to KPMG of approximately € 1 mln, over 70% was audit and less than 30% was non-audit.

The chairman puts the proposal to the vote. There are 256,558 abstentions and 18,200,261 votes against, upon which the chairman concludes that the proposal has been adopted with 20,760,162 votes in favour.

The chairman remarks that he is surprised by the number of votes against this proposal. He would appreciate an explanation for the votes that have been cast against the proposal, either in the meeting or at a later time. In view of the outcome of the vote the subject will be given close attention by Company.

8. Authorisation to redeem own shares.
Pursuant to Article 7 clause 1 of the Articles of Association, the Managing Directors may, if authorised by the General Meeting of Shareholders and the Supervisory Board, cause the Company to acquire up to a maximum of ten percent of fully paid shares in its own capital.

It is proposed to authorise the Managing Directors in this respect up to a maximum of ten percent of the fully paid ordinary shares. This authorisation applies to the maximum period of eighteen months as from today, provided that the price per share will not exceed 110% of the highest price on the stock exchange of Euronext Amsterdam on the trading day prior to the day on which the purchase is made and will not be less than € 0.01. For preferential shares the price will be equal to the nominal value.

There are no questions.

The chairman puts the proposal to the vote. There are no abstentions and no votes against, upon which the chairman concludes that the proposal has been adopted with 39,216,981 votes in favour.

9. Authorisation

a. to issue new ordinary shares;

b. to restrict or withdraw the preferential right of shareholders when new ordinary shares are issued.

Pursuant to Article 4 clause 1 and Article 6 clause 6 of the Articles of Association, the General Meeting of Shareholders can confer on the Managing Directors the authority to issue ordinary shares or preference shares, to extend the right to acquire shares and to restrict or withdraw preferential rights of the shareholders in respect of ordinary shares, for a period up to five years, and subject to the approval of the Supervisory Board.

It is proposed

a. to confer the authority on the Managing Directors for a period of eighteen months as from today, and subject to the approval of the Supervisory Board to issue ordinary shares and to extend the right to acquire ordinary shares, up to ten percent of the total of outstanding ordinary shares at that time;

b. to confer the authority on the Managing Directors for a period of eighteen months as from today, and subject to the approval of the Supervisory Board to restrict or withdraw preferential rights of the shareholders in respect of ordinary shares when new ordinary shares are issued.

There are no questions.

The chairman puts both proposals to the vote.

On 9 a. there are 482,080 abstentions and 125,745 votes against, upon which the chairman concludes that the proposal has been adopted with 38,609,156 votes in favour.

On 9 b. there are 482,080 abstentions and 2,661,670 votes against, upon which the chairman concludes that the proposal has been adopted with 36,073,231 votes in favour.

10. Any other business.

Mr. Boissevain asks for an explanation of the recent announcement of the transfer of 20% of the lease contract for the FPSO Capixaba (Petrobras, Brazil), while the Company to which this 20% was transferred, apparently participates in the results already for a full year.

Mr. Keller answers that Petrobras (and the Brazilian government) advised SBM Offshore to give the business an enhanced Brazilian content by trying to involve Brazilian companies. An equity share was offered to a Brazilian Company at the time the contract was concluded three years ago by giving a call option, which has now been exercised.

Mr. Wijsenbek van Veldhuyzen asks whether SBM is considering technology in arctic conditions, in view of the apparently huge oil fields north of Norway.
He feels somewhat uncomfortable with the voting process as he feels a lack of transparency.

The chairman replies that the voting process, in which the outcome of the votes are shown on a screen, was an experiment this year to show to the meeting the outcome of the voting. The outcome of each vote includes voting instructions and proxies that have been given beforehand, which means for those present a lack of connection with the votes actually cast in the meeting. The voting process and the way the outcome is being shown, will be reviewed and adjusted for the next AGM.
The attendance list may be consulted, but this list does not mention the number of shares

represented to protect the privacy of individual shareholders.

Mr. Keller states that the Company is building up experience in arctic environment, in which it is already for some years active in Sakhalin, offshore Siberia. For the time being there are no floating production facilities in arctic areas. When exploitation of the deep arctic areas commence, possibly in the Barents Sea, SBM will of course be offering suitable technology.

Mr. Van der Zee adds that affiliated company MSC is in the process of developing a semi submersible platform for arctic environment, while Gusto is also working on the engineering for drilling vessels for Shell in arctic areas.

Mr. Heinemann asks whether there is a risk that the Turkmenistan contract is set aside by the government (as has happened in the past with similar contracts in former Russian republics).

The chairman replies that in Turkmenistan Petronas and not SBM is the contract partner for the government. SBM is not in a position to influence government policy in places where it is active.

11. Closure.

There being no other business, the chairman thanks those present for coming to the meeting and for their contribution and closes the meeting.

H.C. Rothermund
chairman

R.A.F. van der Wal
secretary

END